
11007210

MicroStrategy 2010 Annual Report


SEC Mail Processing
RECEIVED
APR 19 2011
WASH, D.C. SECTION
189

MicroStrategy
MOBILE INTELLIGENCE

MicroStrategy
MOBILE INTELLIGENCE

1850 Towers Crescent Plaza
Vienna, VA 22182
703 848 8600
703 848 8610 Fax
www.microstrategy.com

Letter to Stockholders

Dear MicroStrategy Stockholder:

In 2010, we witnessed significant changes in our industry and MicroStrategy was at the forefront. The convergence of business intelligence and the mobile Internet will have long-term ramifications on the way people work. People are rapidly recognizing the value of accessing and analyzing business information at their convenience from a mobile device. With the launch of MicroStrategy Mobile™ for the iPad® and iPhone® in 2010, our customers are building powerful mobile apps that streamline business processes, shorten decision-making time, enhance collaboration, and make any location a virtual office.

Along with the introduction of our new mobile technology, 2010 was a stand-out year for MicroStrategy on multiple fronts. We surpassed the highest quarterly total revenues in the Company's history in back-to-back quarters. Third quarter 2010 revenues reached $114.5 million, and we topped this achievement with fourth quarter 2010 revenues of $139.1 million. MicroStrategy also accelerated its recruiting program to attract top industry talent. We added more than 700 employees in key business areas, including sales, engineering, consulting, technology, and marketing, and ended the year with 2,597 employees. In addition, we relocated our headquarters in the Washington, D.C. area to a new signature building to provide a best-in-class work environment for our growing organization as well as space for the expansion of customer-focused programs.

Overall financial performance for the year was impressive. MicroStrategy's revenues for 2010 reached a record $454.6 million, a 20% increase over 2009. This growth was comprised of a 24% increase in product licenses revenues and a 19% increase in product support and other services revenues. Even while making substantial investments into the business, the Company generated $43.8 million in net income and $75.8 million in cash flow from operations.

While the launch of MicroStrategy Mobile for iPad and iPhone was a major focus in 2010, we announced many other exciting technology achievements. We introduced MicroStrategy 9™ Release 3 with enhancements that deliver business information faster and make BI easier to use, including dashboards up to two times faster, a richer dashboard experience with increased functionality for deeper insights, and the ability to get reports up and running in less than 30 minutes. We also introduced a multi-year initiative to further improve the performance of our business intelligence platform, with a multi-million dollar state-of-the-art research laboratory, a dedicated Performance Engineering team, and specific R&D efforts solely focused on providing customers with the highest levels of BI performance. While MicroStrategy is already known for its outstanding performance at the highest data scale, we are committed to pushing performance levels even higher and creating a new performance benchmark for the industry.

MicroStrategy continued its highly successful track record of winning new deals when companies evaluate our software in a head-to-head review against our competitors. In 2010, we added hundreds of new customers, including Groupon; Vonage; New York Life Retirement Plan Services; DFW International Airport; Skechers, USA; Overstock.com; Panda Restaurant Group; Dover Corporation; and Banco Bilbao Vizcaya Argentaria, S.A., just to name a few.

During 2010, Gartner, Inc. positioned MicroStrategy in the "Leaders" quadrant in the 2010 *Magic Quadrant for Business Intelligence Platforms* report. In addition, we further solidified our leading position in the industry by receiving the highest overall ranking in The BI Survey 9, the world's largest independent survey of business intelligence users. MicroStrategy received the top overall score of all 23 BI products in the study.

This is an exciting time in history. Mobile technology has the ability to deliver sweeping and monumental changes in the way people work and live. MicroStrategy is a market leader in delivering innovative new products to meet the increasing demand for access to relevant information, anytime, anywhere. We remain committed to providing the highest quality technology and services to our customers. Thank you for your continued support of MicroStrategy.



Michael J. Saylor
Chairman of the Board, President and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-24435

MICROSTRATEGY INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1850 Towers Crescent Plaza, Vienna, VA 22182	51-0323571
(State of Incorporation)	(Address of Principal Executive Offices) (Zip Code)	(I.R.S Employer Identification No.)

Registrant's Telephone Number, Including Area Code: (703) 848-8600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.001 per share	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant (based on the last reported sale price of the registrant's class A common stock on June 30, 2010 on the Nasdaq Global Market) was approximately $649.8 million.

The number of shares of the registrant's class A common stock and class B common stock outstanding on February 10, 2011 was 7,969,067 and 2,694,362, respectively.

Documents incorporated by reference: Portions of the definitive proxy statement for the 2011 Annual Meeting of Stockholders of the Registrant to be filed subsequently with the SEC are incorporated by reference into Part III of this report.

MICROSTRATEGY INCORPORATED

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	4
Item 1A.	Risk Factors	20
Item 1B.	Unresolved Staff Comments	31
Item 2.	Properties	31
Item 3.	Legal Proceedings	31
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	33
Item 6.	Selected Financial Data	35
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	37
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	54
Item 8.	Financial Statements and Supplementary Data	54
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	54
Item 9A.	Controls and Procedures	55
Item 9B.	Other Information	55
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	56
Item 11.	Executive Compensation	56
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	56
Item 13.	Certain Relationships and Related Transactions, and Director Independence	56
Item 14.	Principal Accountant Fees and Services	56
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	57

MicroStrategy, MicroStrategy 9, MicroStrategy Business Intelligence Platform, MicroStrategy Intelligence Server, MicroStrategy Report Services, MicroStrategy Dynamic Enterprise Dashboards, MicroStrategy OLAP Services, MicroStrategy Web, MicroStrategy Web Universal, MicroStrategy Mobile, MicroStrategy Distribution Services, MicroStrategy Office, MicroStrategy Desktop, MicroStrategy Architect, MicroStrategy SDK, MicroStrategy Integrity Manager, MicroStrategy Command Manager, MicroStrategy Enterprise Manager, MicroStrategy Object Manager and MicroStrategy MultiSource Option are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

CERTAIN DEFINITIONS

All references in this Annual Report on Form 10-K to "MicroStrategy", the "Company", "we", "us" and "our" refer to MicroStrategy Incorporated and its consolidated subsidiaries (unless the context otherwise indicates).

FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For this purpose, any statements contained herein that are not statements of historical fact, including without limitation, certain statements under "Item 1. Business," "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and located elsewhere herein regarding industry prospects and our results of operations or financial position, may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. The important factors discussed under "Item 1A. Risk Factors," among others, could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by management from time to time. Such forward-looking statements represent management's current expectations and are inherently uncertain. Investors are warned that actual results may differ from management's expectations.

PART I

Item 1. Business

Overview

MicroStrategy is a worldwide provider of business intelligence software that enables companies to report, analyze and monitor the data stored across their enterprise to reveal the trends and insights needed to make better business decisions. Our mission is to empower every business user to make more informed decisions by providing timely, relevant and accurate answers to their business questions. To achieve this mission, our single, integrated platform is designed to support various styles of business intelligence through an easy-to-use interface. We provide sophisticated analytical performance to business users in the format that suits them best, from high-level dashboards to custom reports and advanced analysis via e-mail, web, and mobile devices. We engineer our software for reliability, scalability, security, and ease of administration for organizations of all sizes. Leading companies and government organizations worldwide have chosen MicroStrategy as their enterprise business intelligence standard. MicroStrategy facilitates customer BI solutions utilizing MicroStrategy software with a comprehensive offering of consulting, education, technical support, and technical advisory services for our customers and strategic partners.

Our software platform, MicroStrategy 9, enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence and delivering reports and information dashboards about the users' business performance. MicroStrategy 9 can be used by companies to provide their employees with information to make data-driven business and management decisions. By integrating information from across the enterprise, solutions built on the MicroStrategy platform are designed to give analysts, managers, and executives the critical insight they need to reduce costs, reallocate resources, improve efficiencies and optimize operations. MicroStrategy 9 can also be used to build stronger relationships with business partners and suppliers with insights used to manage inventory levels, analyze supply chains, and track vendor performance.

Businesses are recognizing the value of empowering their executives, workforce, suppliers and business partners with actionable information at all times, not just while they are at their desktop computers. The ability to access business information 24x7 shortens decision-making time, streamlines business processes, enhances collaboration, and makes every location an office. We believe mobile business intelligence is poised to expand the business intelligence market significantly, with more people accessing more data from their mobile devices. MicroStrategy Mobile extends our MicroStrategy 9 software platform to mobile devices quickly and easily, and provides intuitive business intelligence that is optimized for the mobile user.

We were incorporated as a Delaware corporation on November 17, 1989.

Industry Background

Business intelligence software offers decision-makers the opportunity to ask and answer questions about data that has been captured but not yet fully exploited.

Four key business needs have driven demand for business intelligence solutions:

- ***Increase User Access and Scalability:*** In the past, dissemination of information has been limited to a few power users or analysts. Now a wide range of information customers – from customer service representatives to the CEO within a company and from customers to suppliers outside the organization – demand and can benefit from the insight that business intelligence can provide. The wide acceptance of the Internet as an information source also has fueled demand for enterprise data to be accessible over the web to tens of thousands of users across an enterprise. In addition, demand for business intelligence on mobile devices is being driven by the growth of the mobile Internet and by the accelerating growth of mobile devices such as the Apple iPhone®, iPod Touch® and iPad®; RIM's BlackBerry® and the increasing array of Android-based devices.
- ***Increase Data Scalability:*** Increasing information generation, and in particular, the ability to capture electronically and store every business transaction has made terabyte-size data warehouses commonplace. Terabyte-size data warehouses store one trillion bytes of data or more and are among the largest databases in the world. While transaction-level information is now routinely captured, organizations can struggle to make productive use of such massive data stores. Organizations need to view data within the operational context of the data – making even the most detailed information meaningful to business users. As a result, users want the ability to easily discover trends hidden in these very large databases, and verify these trends by reviewing the underlying transaction detail.

- ***Improve Supply Efficiency:*** Supplier transactions become more efficient with direct access to inventory and other related data. However, for true vendor-managed inventory and collaborative commerce systems, vendors also need to have access to key information about how their products are performing against business metrics. For example, vendors should be able to see how their products are selling in each geographic region so as not to over-ship products that are slow-moving or under-ship products that are selling quickly. By opening vendor performance information to the vendors themselves, buyers and sellers of goods and services become partners in the quest to optimize sales, margin, and inventory.

- ***Improve Distribution Efficiency:*** Business partners collaborate more effectively with access to shared data. By granting partners access to information such as the manufacturing pipeline and build schedule, partners can be more effective at satisfying demands of end customers and setting expectations. Furthermore, opening invoice and purchase order information to partners can enable them to reduce the overhead associated with channel management, resulting in cost savings and time efficiencies. For example, notifying channel sales partners of changes in the manufacturing schedule allows them to reset end customer expectations or to increase selling activity.

The widespread acceptance of the Internet as a medium of communication and commerce has changed the way businesses interact with each other and their customers by allowing businesses to establish new revenue streams, create new distribution channels and reduce costs. Simultaneously, the amount of corporate information stored in databases continues to grow exponentially, and companies are giving an increasing number of employees, customers, and suppliers access to their information. Business intelligence tools are one of the gateways to this information. For example, companies are using Internet-based systems to facilitate business operations, including sales automation, supply-chain management, marketing, customer service, and human resource management. Consumers are also becoming increasingly sophisticated in their use of the Internet, relying on the Internet not only to make online purchases, but also to perform price comparisons, analyze recommendations from like-minded individuals, educate themselves about relevant products and offerings, and enter into transactions that were once conducted face-to-face or via the telephone. The integration of the Internet into business processes and increased consumer sophistication create opportunities for companies to use business intelligence applications as part of a more dynamic business model. Factors driving demand for these applications include:

- ***Increased Electronic Capture of Transaction, Operational and Customer Information:*** The rapid growth in the electronic capture of business information and the increased availability of related profile data on the parties or products involved in each transaction are providing businesses with a rich data foundation for performing various analyses and making decisions. Powerful data analysis and mining tools are required to sift through massive amounts of data to uncover information regarding customer interactions, trends, patterns and exceptions, in turn enabling organizations to provide superior service and products to customers.

- ***Need to Create a Personalized, One-to-One Customer and/or Supplier Experience While Maintaining Privacy:*** Many companies have implemented strategies that establish personalized relationships with each customer and/or supplier based on individual needs and preferences, and earn their loyalty by providing superior service, security, and convenience. In order to successfully acquire, retain and upgrade customers, organizations need to understand their customers' profiles, transaction history, past responses to marketing campaigns, and interactions with customer service. Retrieving information from widely dispersed and complex data sources and providing a holistic view of the customer can be challenging. At the same time, while businesses have the opportunity to collect a variety of information that could improve targeting, customers are concerned about the potential for loss or abuse of their privacy.

- ***Need to Integrate Online and Traditional Operations:*** While there are substantial benefits to conducting business electronically, companies need to ensure that their online operations work in combination with their traditional operations. Companies are seeking to ensure that an order placed online can be reliably fulfilled according to the expectations of the customer and to develop and maintain consistent interactions with customers across different channels. Maintaining the integrity of, and enhancing, the customer experience are crucial to fostering customer loyalty and supply chain relationships.

- ***Increased Openness of Business Intelligence Applications to Customers, Suppliers and Partners:*** Business intelligence systems are no longer confined to the organization. Today, companies are extending their business intelligence insight to suppliers, channel partners and customers via extranets. Business partners can have up-to-the-minute access to sales histories, inventory status, and billing information through their web browsers and on mobile devices.

MicroStrategy Solution: Business Intelligence for the Whole Enterprise

MicroStrategy offers an integrated, industrial-strength business intelligence platform designed to enable organizations to consolidate business intelligence applications onto a single platform for reporting, analysis and monitoring of real-time business information. The platform provides reliable and maintainable solutions with a low total cost of ownership and can be used in departmental, enterprise, or extranet deployments. The MicroStrategy business intelligence platform can be used to identify trends, improve operational efficiencies, reduce costs, and increase profitability. Since businesses combine information from across the enterprise, solutions built on the MicroStrategy platform give analysts, managers, and executives critical insight they need in optimizing their business operations. Integrated web-based reporting, report delivery, and real-time alerting capabilities can enable the entire enterprise to work smarter and faster.

MicroStrategy's business intelligence platform provides the functionality users need to make better business and management decisions. The MicroStrategy platform delivers a high-performance solution that meets users' demands and is highly functional, simple to use, scalable, and easy to administer. With one platform, users are able to report, analyze, and monitor their business with all of the five most popular styles of business intelligence, which consist of:

1. **Scorecards and Dashboards** — Reports are formatted with broad visual appeal and can easily convey information "at-a-glance". This style of business intelligence targets the business monitoring needs of managers and executives.
2. **Reporting** – Report formats can convey more detailed operational information than is conveyed on a scorecard or dashboard. These reports provide critical information to all personnel across the enterprise.
3. **Online Analytical Processing (OLAP) Analysis** — Slice-and-dice analysis with drilling, pivoting, page-by and sorting capabilities serves business users whose analytical needs exceed the content of operational reports and require a simple environment for basic exploration within a limited range of data.
4. **Advanced and Predictive Analysis** — Investigative queries can analyze data in the database, down to the transaction level detail if necessary. This style provides extensive predictive and statistical treatment of the data for correlation analysis, trend analysis, financial analysis, and projections.
5. **Alerts and Proactive Reporting** — Information that needs continuous monitoring requires alerts and proactive reporting to serve large populations on set schedules, business exceptions or on-demand. This style of business intelligence targets large user populations both internal and external to the enterprise.

Specific benefits of the MicroStrategy 9 business intelligence platform include:

Flexibility to Report, Analyze and Monitor. MicroStrategy 9 unifies reporting, analysis, and real-time business monitoring into one experience for the business user, one efficient and scalable architecture for the IT professional, and one economical and extensible utility for the CIO.

Industrial-Strength Business Intelligence. The MicroStrategy platform enables industrial-strength business intelligence with enterprise-caliber technology, high user scalability, and high database scalability. It enables centralized administration, operations, and operations maintenance in a unified interface and from a unified backplane. This enterprise-caliber infrastructure allows for data scalability and user scalability with a zero footprint web product, where business intelligence can expand across and grow with the enterprise.

Five Styles of Business Intelligence. Through MicroStrategy 9's integration of the five styles of business intelligence, users are no longer bound to departmental reporting or solutions that offer only one style of business intelligence or combine individual styles of business intelligence. The need for multiple business intelligence or reporting tools is minimized when users have access to all five styles for their enterprise business intelligence needs.

Easy-to-use Interface for Business Users. MicroStrategy 9 exposes all the sophisticated business intelligence applications to end users through an easy to use intuitive what-you-see-is-what-you-get (WYSIWYG) web interface. This enables deployment to large user populations with minimal training required. The user interface includes an array of "one-click" actions embedded throughout the interface. It uses dialog boxes, mouse-over tool tips, and undo/redo buttons to make it easy for business users to explore the software without prior training.

Interactive Reporting. MicroStrategy 9 makes all reports and scorecards fully interactive. Business users can rearrange the organization of any report with simple drag-and-drop actions or by clicking on the toolbar icons to get views of the data, all from the same report and without requiring assistance from IT.

Rapid Deployment of Mobile BI Applications. MicroStrategy Mobile capabilities enable existing MicroStrategy 9 projects to be extended to the iPhone, iPad, and BlackBerry, typically within several days. MicroStrategy Mobile applications are assembled in a point-and-click fashion and do not require any coding. Application creators can choose from an array of displays and controls optimized for mobile devices.

Integration of Analysis in Every Report or Scorecard. MicroStrategy 9 makes the same powerful analytic capability available directly from enterprise reports or scorecards automatically. MicroStrategy 9 delivers analytic integration to reporting users in two ways. The first is by providing OLAP capabilities directly to tables embedded within report documents, allowing business users to analyze the data within the table while staying within the bigger report document. The second way is by allowing users to "drill" from a report document to a dedicated analysis view that is optimized for conducting detailed analysis. In both cases, the integration of reporting with analysis is automatic.

Direct Access to SAP BW, Microsoft Analysis Services and Oracle Essbase. MicroStrategy 9 incorporates a dynamic data access engine designed to access multi-dimensional databases (MDDBs or OLAP Cube Databases), such as those from SAP Business Warehouse (BW), Microsoft Analysis Services and Oracle Essbase.

MicroStrategy 9's Dynamic Multi-Dimensional Expressions (MDX) Engine generates MDX syntax that is fully certified with SAP BW using SAP's high performance Business API interfaces. Because MicroStrategy's MDX is dynamically generated using the multidimensional models implicit in SAP InfoCubes, QueryCubes and ODS databases, users can automatically and transparently drill back into SAP BW for more data, without any prior programming or prior design of drill paths. MicroStrategy 9 can also join data across SAP Infocubes and QueryCubes as well as access multiple instances of SAP BW and non-SAP sources at once.

In addition, MicroStrategy 9's Dynamic MDX Engine generates MDX syntax against Microsoft Analysis Services and Oracle Essbase using the XMLA (XML for Analysis) standard for communication. XMLA is a standard for accessing multidimensional data jointly developed by members of the XMLA council. As with SAP BW, MicroStrategy's MDX is dynamically generated using the multidimensional models implicit in Microsoft Analysis Services and Oracle Essbase cubes. Because of this, users can automatically drill back to underlying source data without any additional programming or drill-path design.

Users of SAP BW, Microsoft Analysis Services and Oracle Essbase databases can access this data through all of the MicroStrategy interfaces, including MicroStrategy Web, Office, Desktop and Mobile, just like any other MicroStrategy report.

Direct Access to Operational Data From Enterprise Resource Planning (ERP) Systems. MicroStrategy 9's metadata architecture includes attributes and facts accessed directly from non-modeled databases instantly on a query-by-query basis. MicroStrategy's Operational SQL Engine enables MicroStrategy reports to include data from any operational system using either completely free-form structured query language (SQL) or a graphical query builder interface, including stored procedures and views. Since the attributes and facts from operational database sources are managed by the MicroStrategy metadata architecture, MicroStrategy's security architecture and other reusable objects such as prompts can be applied automatically.

Heterogeneous Joining of Data From Across the Enterprise. The MicroStrategy 9 platform extends the MicroStrategy data modeling flexibility to include integrated views of data across heterogeneous data stores. By mapping conforming dimensions from different sources within the MicroStrategy object model, MicroStrategy 9 can automatically join data from multiple different sources in the same report. Data can come from any source accessible by MicroStrategy 9, including the data warehouse, data marts, SAP BW, Microsoft Analysis Services, Oracle Essbase and other operational system databases.

Integrating Data Mining into Mainstream Reporting and Analyses. MicroStrategy 9's analytic engine includes predictive capabilities in every MicroStrategy report or analysis. The analytic engine can calculate many of the primary data mining functions, including neural network algorithms, clustering algorithms, regression algorithms, and tree algorithms. Hand-in-hand with this calculation capability, MicroStrategy 9 also includes the ability to import data mining models directly from data mining products from vendors like IBM, Teradata and SAS using the predictive modeling mark-up language (PMML) standard. With this capability, data mining models can be imported through a single click and automatically converted into a standard MicroStrategy metric. After that, MicroStrategy's Data Mining Service extension enables these metrics to be used freely and calculated quickly in reports, analyses and alerts.

Support for Large Data Volumes and All Major Relational Database/Hardware Combinations. The MicroStrategy platform supports systems with very large data volumes and is specifically optimized to support all major relational database platforms commonly used for business intelligence systems as well as multi-dimensional databases like SAP BW. Important features of our solution in this area include:

- SQL optimization drivers that improve performance of each major database in a customized way;
- The ability to support very large user populations;
- Highly reliable up-time, even in high volume applications; and
- The ability to work with and support multiple languages for international applications.

Powerful Analytics to Customer- and Transaction-Levels of Detail. We believe that the MicroStrategy 9 platform incorporates one of the most sophisticated analysis engines available today, capable of answering highly detailed business questions. It offers support for information beyond the summary level to include information at the customer and transaction levels. This capability is critical to a wide range of applications, including highly targeted direct marketing, e-commerce site personalization, customer and product affinity analysis, call detail analysis, fraud detection, credit analysis forecasting, trend metrics and campaign management. The MicroStrategy 9 platform allows the creation of highly sophisticated systems that take maximum advantage of the detail available in a company's databases.

Powerful Personalization Engine. The MicroStrategy 9 platform includes a customer and transaction level personalization engine. The underlying architecture is designed to generate personalization parameters based on data gathered by an organization from a variety of sources, including past customers' transactions, customer clickstream information, stated user preferences and demographic information. In addition, the MicroStrategy personalization engine is able to determine when and under what circumstances a person is automatically provided with a set of information, which can be used in fraud detection and homeland security applications.

Powerful Distribution Engine for Information Delivery. Our technology offers a high performance, personalized distribution engine for delivering periodic and alert-based information to users via e-mail, web and mobile devices. The distribution engine includes drivers for all major device types used in both domestic and international markets, enabling the delivery of information to users when and where it is needed.

Highly Stylized and Consolidated Reporting and Formatting Capabilities. MicroStrategy Report Services technology delivers a wide range of enterprise reports via the web, including production and operational reports, managed metrics reports and scorecards. The design capabilities provide the precision necessary to deliver reports with boardroom presentation quality, without any programming. By dragging and dropping report components, users can create high quality reports with complete formatting flexibility. Unlike other conventional reporting products, the modern architecture delivers both traditional hierarchical banded reports and newer, web-oriented zone-based reports.

Strategy

Our business objective is to become the leading provider of business intelligence software and related services to the largest enterprises, governments and the largest databases and data providers in the world. The key elements of our strategy to achieve this objective are as follows:

Marketing Strategy. Our business intelligence platform marketing strategy is designed to increase our footprint in the business intelligence market by increasing awareness of the MicroStrategy platform. Our marketing programs target five principal constituencies:

- Our historical base of corporate technology buyers and departmental technology buyers in Fortune Global 500 enterprises;
- Corporate and departmental technology buyers in mid-sized enterprises, with annual revenues between $250 million and $1 billion;
- Government technology buyers and the vendors to the government community;
- Independent software vendors that want to embed analytical tools in their solutions; and
- System integrators that have technology relationships with the largest 2,500 enterprises, governments and information intensive businesses.

We continually seek to increase our brand awareness by focusing our messaging on the possibilities for value creation with our business intelligence platform, the benefits of using our platform and competitive differentiators. The channels we use to communicate with these constituencies include:

- Advertising;
- Social media;
- Mobile Application downloads;
- Direct e-mail;
- Industry events;
- User conferences;
- Strategic partners;
- Word of mouth and peer references;
- Industry awards;
- Our website; and
- Media coverage.

Technology Strategy. Our technology strategy is focused on expanding support for large information stores, enhancing our analysis capabilities, and enhancing report delivery to all commonly used devices, including mobile devices. We continue to enhance our products for use with a broad range of operating systems and databases to enable our customers to leverage their existing technology investments to achieve faster query times with fewer required resources. We are working to further differentiate our product offerings by increasing:

- Data Capacity — the volume of information that can be efficiently analyzed and utilized;
- User Concurrency — the number of users that can be supported simultaneously;
- Sophistication — the range of analytical methods available to the application designer;
- Performance — the response time of the system;
- Database Flexibility — the range of data sources, data warehouses and online transaction processing databases which the software is capable of efficiently querying without modification;
- Robustness — the reliability and availability of the software in mission-critical environments;
- Deployability — the ease with which applications can be deployed, modified, upgraded and tuned;
- Personalization — the quality and sophistication of a one-to-one user experience;
- Content Flexibility — the range of content, both structured and unstructured, that can be efficiently utilized;
- Media Channel and Interface Flexibility — the range of media channels (including mobile devices), interface options, and display features supported; and
- Transaction Capabilities — the ability to efficiently initiate actions and transactions from mobile devices and web-based dashboards.

Additionally, we are working to make the MicroStrategy business intelligence platform available as a service through a cloud computing model, with subscribers having access to our products and technical support services on a remotely hosted basis.

Sales and Services Strategy. We primarily sell through our dedicated sales force, and additionally through indirect channel partners in order to increase market coverage in both domestic and international markets. We provide financial incentives for our indirect channel partners to market and distribute our products and services. We also offer a comprehensive set of educational programs that enhance our potential customers' and channel partners' understanding of our software. Furthermore, we offer a wide range of services that provide support in the discovery, planning, development and deployment stages of a MicroStrategy product.

Products

We currently offer an integrated business intelligence platform, known as MicroStrategy 9, which is designed to enable businesses to make more effective business decisions.

MicroStrategy 9. MicroStrategy 9 was made generally available in the first quarter of 2009. MicroStrategy 9 delivers technology and features designed to:

- Extend enterprise BI with enhancements for greater scalability, performance and efficiency;
- Enable rapid development and deployment of departmental BI applications; and
- Provide a seamless consolidation path from departmental BI to enterprise BI.

MicroStrategy 9 Release 3. MicroStrategy's latest release of MicroStrategy 9 was made generally available on October 15, 2010. MicroStrategy 9 Release 3 features enhancements that deliver business information significantly faster than prior releases and make BI easier to use. With this release, typical dashboards can contain up to three times more data, run up to two times faster, and respond to user interactions up to five times faster than previous releases. In addition, flash dashboards gain increased OLAP functionality, including drilling, pivoting, sorting, and filtering to give business users greater insights into the data. Business users can also export interactive flash dashboards into PDF documents to easily share them with others.

MicroStrategy 9 Release 3 also accelerates performance with new features and functionality. New algorithms automatically detect when a report can use in-memory data sources to deliver reports, analyses, and dashboards up to six times faster than previously. In-memory BI now covers a broader range of sophisticated analytics, such as non-aggregatable metrics and nested calculations, resulting in significant performance acceleration of complex reports. Multiple MicroStrategy applications can be loaded in parallel rather than in a series, making these applications available faster.

With MicroStrategy 9 Release 3, customers can get many new reports up and running in less than 30 minutes. A new capability allows business users to publish their personal data from Excel spreadsheets or local databases into the customer's BI system. Once the data is published, users can immediately create reports, charts and dashboards from their personal data and share them with others. Customers can set up new applications quickly using pre-designed dashboards and app templates that include layouts, formatting and analytic workflows. Within minutes, a customer can deploy a fully functioning dashboard or mobile app by rewiring the pre-designed dashboard template to new data.

The MicroStrategy 9 platform consists of the following product components:

MicroStrategy Intelligence Server. MicroStrategy Intelligence Server is the foundation for our business intelligence platform. We believe that MicroStrategy Intelligence Server is the most advanced business intelligence server available in the market, capable of answering highly sophisticated business questions. Its robust ROLAP technology enables organizations to conduct large-scale product affinity and product profitability analyses, research customer preferences through sales, contribution and pricing analysis, and compare present and historical customer retention data with forecasting and trend metrics. MicroStrategy Intelligence Server generates highly optimized queries through its very large database drivers, enabling high throughput and fast response times.

MicroStrategy Intelligence Server has been built with the scalability and fault tolerance required for analysis of multi-terabyte databases and can be deployed to thousands of users. It contains specific optimizations for all major relational databases and multi-dimensional databases like SAP BW and includes the load distribution, prioritization and system tuning capabilities demanded by large-scale implementations.

MicroStrategy Intelligence Server contains an analytic engine with over 290 different mathematical, financial and statistical data mining functions with the flexibility for further function extensions. MicroStrategy Intelligence Server combines the power of its analytic engine with the scalability of a relational database to perform complex data analysis with maximum efficiency.

MicroStrategy Intelligence Server is designed to be fault-tolerant to help ensure system availability and high performance. MicroStrategy Intelligence Server provides an array of enterprise management tools, such as caching and query prioritization, which helps to maintain disparate and diverse user communities. Administrators can automate the dynamic adjustments of system and user governing settings to smooth the database workload and help ensure the high performance that large user communities require. MicroStrategy Intelligence Server Universal Edition runs on 64-bit Unix and Windows platforms for even greater performance.

MicroStrategy Report Services. MicroStrategy Report Services is the reporting engine of the MicroStrategy business intelligence platform that delivers production and operational reports, managed metrics reports and interactive dashboards. The WYSIWYG design capabilities on the web provide the precision necessary to deliver these reports with desktop publishing quality and drag-and-drop simplicity. Users can create reports using intuitive design features without programming or outside help.

MicroStrategy's Dynamic Enterprise Dashboards combine advanced data visualization and animation with MicroStrategy's industrial strength business intelligence platform to deliver highly intuitive information dashboards that yield greater business insight than traditional graphs and grids. Business users can intuitively flip through many different perspectives of corporate performance without ever leaving the dashboard, allowing them to quickly and easily identify problems and diagnose root causes.

MicroStrategy OLAP Services. MicroStrategy 9 combines the speed and interactivity of multi-dimensional OLAP analysis with the analytical power and depth of relational OLAP. MicroStrategy OLAP Services is an extension of MicroStrategy Intelligence Server that allows MicroStrategy Web and Desktop users to manipulate Intelligent Cube databases. End users can add or remove report objects, add derived metrics and modify the filter, all with "speed-of-thought" response time against Intelligent Cubes. MicroStrategy OLAP Services enables full multi-dimensional OLAP analysis within Intelligent Cubes, while retaining the ability of users to seamlessly drill through to the full breadth and depth of the data warehouse.

MicroStrategy Web and MicroStrategy Web Universal. MicroStrategy Web is a proprietary, zero-footprint, browser-independent web interface providing query, reporting and analysis through a platform independent architecture. MicroStrategy Web's interface provides a familiar look and features drag-and-drop report creation, one-click tool bars, dialogue boxes, spreadsheet formatting, advanced printing and exporting, and right-click menus for drilling, pivoting and sorting. All of this is accomplished without ActiveX, Java Applets or client side installations or downloads, helping to ensure the highest levels of security.

MicroStrategy Web provides users with a highly interactive environment and low maintenance interface for reporting and analysis. Using this intuitive web solution, users access, analyze and share corporate data. MicroStrategy Web provides ad hoc querying, analysis, quick deployment and rapid customizability, making it even easier for users to make informed business and management decisions on virtually any web browser.

MicroStrategy Web Universal features the same powerful functionality that users are familiar with in MicroStrategy Web with the added benefit of working with all major operating systems, application servers and web servers.

MicroStrategy Mobile. MicroStrategy Mobile, a platform that extends MicroStrategy 9 business intelligence applications (apps) to mobile devices, has been available for the BlackBerry since September 2007 and in June 2010 became generally available for the iPhone and iPad. MicroStrategy Mobile enables companies to extend graphs, grids, enterprise reports, and information dashboards to the iPhone, iPad and BlackBerry. Mobile business intelligence is a logical extension of traditional business intelligence, but requires even higher performance and the ability to serve even larger user populations. MicroStrategy's architecture is engineered to provide the speed and scalability necessary to support the escalating demands of mobile BI applications.

By leveraging the user-friendly features of the iPhone and iPad, MicroStrategy Mobile provides intuitive business intelligence that is optimized for the mobile user:

Integrated Mapping: MicroStrategy Mobile offers out-of-the-box integration with Google Maps™ for easy visualization of geospatial data and rapid location identification.

Multi-touch: MicroStrategy Mobile leverages multi-touch gestures, such as swipe, tap, flick, and rotate, to ease data navigation for users.

BI-specific Gestures: MicroStrategy Mobile includes specialized data gestures such as drilling and paging that extend native touchscreen functionality to enhance data exploration.

App Integration: App functionality can be extended by directly integrating with other on-device apps.

Sensor-based Query: MicroStrategy Mobile is integrated with on-device sensors, such as GPS receivers, accelerometers, and bar code readers, to accelerate query speed and relevance. For example, where a GPS-enabled mobile device is able to determine the user's location using its native GPS receiver, MicroStrategy Mobile can utilize that information without the need for the user to manually enter its location.

MicroStrategy Mobile inherits the core strengths of the MicroStrategy 9 platform to provide an enterprise-grade foundation for mobile applications:

High Performance: MicroStrategy Mobile is designed to provide the high performance expected on mobile devices. Specifically, MicroStrategy Mobile uses multi-level caching, an in-memory data structure, and a high efficiency network interchange to provide the high performance required to make mobile business intelligence apps most useful. In addition, the code that resides on the iPhone and iPad is written in Objective-C to provide fast execution performance and natural graphical animations.

Comprehensive Security: Security is one of the highest concerns of enterprises using mobile devices. MicroStrategy Mobile is designed to ensure the privacy and security of data, even when the devices leave the four walls of the enterprise. Device data wiping can automatically wipe all of the BI application's data stored on the device every time the app is closed or the device is locked or powered off. Transmission encryption protects data in flight from eavesdropping, and data encryption enables encryption of the data resident on the server to protect against penetration attacks for mobile BI apps.

High Scale Operation: MicroStrategy Mobile is designed specifically for high efficiency operation in environments of tens of thousands of users. MicroStrategy's powerful administrative tools make it easy for a small number of IT administrators to manage dozens of BI apps and many thousands of users from a central administrative console. MicroStrategy's high performance architecture can support large user populations with just a few server CPUs.

MicroStrategy 9 Release 3 includes the following major enhancements to MicroStrategy Mobile functionality:

Support for iOS4 and Multi-Tasking: MicroStrategy 9 Release 3 is fully certified on Apple's latest operating system, iOS4. MicroStrategy 9 takes advantage of the iOS4 multi-tasking capability and allows users to resume their BI sessions from exactly where they left off when interrupted by a phone call or other mobile app activity.

Enhanced Mobile Alerts: MicroStrategy 9 Release 3 allows users to set information thresholds in the MicroStrategy system that will trigger mobile alerts. Using Apple's push notification system, users will receive a notification on their iPhone or iPad whenever business conditions exceed their preset thresholds.

Richer Information Workflows: With MicroStrategy 9 Release 3, app designers can create sequences of interlinked screens and reports that guide users through a business problem or decision-making process. This new workflow capability conveys information from one screen to the next to maintain business context and improve productivity.

Improved Collaboration: MicroStrategy 9 Release 3 enhances information sharing and business collaboration for iPad users. Users can e-mail any iPad report or dashboard directly to colleagues to ensure that every decision maker has the same information.

New Data Visualizations for Mobile BI: MicroStrategy 9 Release 3 introduces new native visualizations for MicroStrategy Mobile that provide a richer BI experience on the iPad and the iPhone. Written in Objective-C, the new MicroStrategy visualizations include animations that provide easier viewing and data interaction. MicroStrategy Mobile now supports RSS feeds on the iPhone, allowing mobile apps to incorporate external data feeds. On the iPad, MicroStrategy Mobile offers three new visualizations: integration with Google Maps, animated and interactive time series graphs, and highly compact micro-charts that condense volumes of information into a small screen space.

MicroStrategy Distribution Services. MicroStrategy Distribution Services provides high-volume, high-performance, automated report and dashboard distribution via email, file servers and networked printers. From small departments to enterprise-wide BI deployments, MicroStrategy Distribution Services can deliver business performance reporting to tens or thousands of people. MicroStrategy Distribution Services places control over information distribution into the hands of the business user. Business users can subscribe themselves or others to receive reports or dashboards on a schedule, event, or alert basis, all without any assistance from IT administrators. Notably, business users can set up their own "personal alert" conditions that, when met, will trigger report or dashboard distributions. With personal alerts, MicroStrategy Distribution Services monitors business performance for the business user, helping to ensure the latest critical information promptly reaches key decision makers.

MicroStrategy Office. MicroStrategy Office lets every Microsoft Office user create, run, edit and format any MicroStrategy report directly from within Microsoft applications such as Excel, PowerPoint and Word. MicroStrategy Office is designed using Microsoft .NET technology and accesses the MicroStrategy business intelligence platform using XML and web services. MicroStrategy Office gives business users open and straightforward access to the full functionality of the MicroStrategy platform – all from familiar Microsoft Office applications. MicroStrategy Office serves as a Microsoft add-in, with MicroStrategy functionality expressed as a single tool bar in Microsoft.

MicroStrategy Desktop. MicroStrategy Desktop is the BI development environment in the MicroStrategy platform, providing users with access to data through powerful analytical applications. These BI applications can address any business problem or process in order to make cost-cutting decisions and improve business performance. Within MicroStrategy Desktop's intuitive Windows-based interface, users can interactively build reports, retrieve and display formatted results, and navigate through information to areas of interest. Data investigation is extended through drilling, pivoting and data slicing. Although MicroStrategy Desktop is a comprehensive development and reporting interface, it can also be customized for different users' skill levels and security profiles.

MicroStrategy Architect. MicroStrategy Architect is the MicroStrategy 9 product in which applications are modeled through an intuitive graphical user interface. MicroStrategy Architect provides a unified environment for creating and maintaining business modules and their relations to underlying data for business intelligence applications. MicroStrategy Architect is highly automated and is based on an open, flexible architecture, which can greatly reduce the cost and time required to implement and maintain systems.

MicroStrategy SDK. MicroStrategy SDK is a comprehensive development environment that enables integration of MicroStrategy 9 features and functionality into any application on multiple platforms, including Unix-based systems using a Java-based web API. Through sample code, documentation and reference guides, the MicroStrategy SDK enables an application developer to quickly learn to use the APIs to implement easy-to-use web reporting and powerful business intelligence applications.

All API interfaces within the MicroStrategy SDK reflect XML architecture. MicroStrategy SDK's Portal Integration Kit includes pre-built samples for embedding MicroStrategy 9 analysis into a corporate portal. The Web Services Development Kit provides sample code that enables MicroStrategy 9 functionality to be accessed via standard web services.

MicroStrategy Integrity Manager. MicroStrategy Integrity Manager automatically compares and verifies the consistency of reports as changes are made to the BI ecosystem, and then highlights issues and discrepancies to monitor the overall reliability of the BI content used by business decision makers. MicroStrategy Integrity Manager reduces the need for resource-intensive manual testing by comparing versions of reports after data updates and throughout the BI development cycle, thereby automating report regression testing. Data inconsistencies can be captured much sooner in the development cycle, saving time in report testing, end user support and issue resolution.

MicroStrategy Command Manager. MicroStrategy Command Manager automates MicroStrategy administrative tasks and allows administrators to build, test and execute automated scripts to complete administrative tasks faster, more reliably and with minimal IT resources. Deployable on Windows, UNIX and Linux, the MicroStrategy Command Manager development console provides hundreds of prebuilt script outlines that can be easily modified to automate manual tasks. Scripts can be scheduled to run at specific times and can be triggered by third-party software to increase the value of all products. Multiple scripts can be combined into one or more procedures, which can affect multiple users and objects, eliminating unnecessary work and further automating administrative tasks.

MicroStrategy Enterprise Manager. MicroStrategy Enterprise Manager provides prebuilt reports and dashboards that comprehensively monitor all MicroStrategy user and system activity. Project managers, system administrators and report developers can achieve a detailed understanding of their BI system by monitoring system, user and group activity in order to optimize and tune the BI system performance and resource utilization.

MicroStrategy Object Manager. MicroStrategy Object Manager allows administrators to manage disparate and distributed environments for change management, versioning and internationalization from a single interface. MicroStrategy Object Manager gives administrators a holistic view of an object's lifecycle as it is migrated from a development environment to a production environment. Whether objects are migrated from a testing environment to a production environment or the entire system is upgraded, MicroStrategy Object Manager helps ensure that object definitions are consistent and accurate across all environments. It provides full object lifecycle management from development and testing, to production and even deployment to users in multiple countries and speaking disparate languages.

MicroStrategy MultiSource Option. MicroStrategy MultiSource Option allows users to seamlessly report, analyze and monitor data across multiple data sources. With MicroStrategy MultiSource Option, BI architects and developers can build a single multidimensional model spanning multiple data sources including data warehouses, data marts, operational databases and departmental databases. Since MicroStrategy MultiSource Option is transparent to users and developers, each can benefit from a unified view of the business, regardless of the underlying data stores. MicroStrategy MultiSource Option represents the next logical evolution of MicroStrategy ROLAP technology, extending its scalability, analytical depth and query performance to heterogeneous data source environments.

Product Support and Other Services

MicroStrategy Technical Support. MicroStrategy Technical Support provides a diverse set of support options to meet the needs of customers and projects and offers product upgrades when available. Product experts help support MicroStrategy implementation across the development, test and production environments. Support offerings include access to our highly skilled support team during standard business hours, around the clock access to our online support site, and options to secure dedicated technical support at any time of the day. Technical support services are provided to customers for a maintenance fee, which is charged in addition to the initial product license fee.

MicroStrategy Consulting. MicroStrategy Consulting offers customers a broad range of business intelligence and data warehousing expertise gathered from helping thousands of customers across diverse industries implement departmental, enterprise and extranet applications across various types of databases. MicroStrategy consultants identify the optimal design and implementation strategy that includes detailed business requirements, user interface requirements and performance tuning. By leveraging our best practices, strategic vision, project planning and platform expertise, we assist customers' technical staff in completing projects and developing solutions that business users will most easily adopt.

MicroStrategy Education. MicroStrategy Education offers role-based, comprehensive education solutions for customers and partners. Through the use of self-tutorials, custom course development, joint training with customers' internal staff or standard course offerings, MicroStrategy's Education consultants develop an ongoing education program that helps meet our customers' specific business needs. Education consultants deliver quality, cost-effective instruction and skill development for administrators, developers, analysts and business users. MicroStrategy offers the Perennial Education Pass Program which allows customers to train named individuals through an unlimited number of public MicroStrategy instructor-led courses and online courses under this annual program.

Angel.com and Alarm.com. We also have a non-core business, Angel.com, which is a provider of interactive voice response and call center solutions. Angel.com offers a fully hosted cloud-based software solution which allows companies to improve the way they interact with their customers. Angel.com's service offerings use MicroStrategy's business intelligence software to allow drill-down reporting for analysis and understanding of call data and voice interactions. In periods prior to February 13, 2009, we also operated Alarm.com, a provider of web-enabled residential and commercial security and activity monitoring technology. On February 13, 2009, we completed the sale of our equity interest in Alarm.com for consideration of $24.5 million in cash, net of post-closing purchase price adjustments and transaction costs totaling $3.3 million in the aggregate. The sale resulted in a gain of $14.4 million, net of tax. For all periods presented prior to its sale, financial results for Alarm.com are classified as discontinued operations.

Customers

MicroStrategy customers include many of the leading companies from a diverse group of industries, including retail, telecommunications, financial services, insurance, pharmaceutical and healthcare, manufacturing, technology and Internet, transportation, consumer goods, and government and public services.

Below is a representative list of companies and organizations that use the MicroStrategy business intelligence platform:

- *Retail:* Barnes and Noble, Burlington Coat Factory, Cabela's, The Container Store, Dick's Sporting Goods, Foot Locker, Giant Tiger, Gregg Appliances, GUESS?, Hudson's Bay Company, Limited Brands, Lowe's Companies, McDonald's, Netflix, Panda Restaurant Group, Starbucks and Whole Foods Market

- *Telecommunications:* Bell Canada, British Sky Broadcasting Group, Comcast Corporation, Rogers Communications, Telefónica, Time Warner Cable and Verizon Services Corp
- *Financial Services:* ABN AMRO Bank, Banco Bilbao Vizcaya Argentaria, Banco Espirito Santo, Bank of America, Bank of Montreal, Branch Banking & Trust Company, Citigroup Fund Services Canada, Inc., H&R Block Financial Advisors, Société Générale and Republic Bank Limited
- *Insurance:* 21st Century Insurance, Aetna, GEICO, Grange Insurance, Mercury Insurance, Nationwide Mutual Insurance Company, New York Life Retirement Plan Services, Pacific Life Insurance and Royal & Sun Alliance Insurance Company of Canada
- *Pharmaceutical and Healthcare:* AstraZeneca, Bayer HealthCare, Canadian Institute for Health Information, Cancer Care Ontario, Dana-Farber Cancer Institute, Emory Healthcare, Inc., GE Healthcare, Novation, Premier, Sanofi Pasteur, VHA, Wyeth Pharmaceuticals and Upsher-Smith Laboratories
- *Manufacturing:* Cardinal Glass Industries, Dell, General Motors, HD Supply, Interstate Batteries, Michelin North America, Philips Electronics, Sanmina SCI Corporation, Siemens IT Solutions and Services and Wilton Industries
- *Technology/Internet:* CBS Interactive, Classmates Online, eBay, Edmunds.com, eHarmony, LinkedIn Corporation, McAfee, MySpace, Netflix, Priceline, Sony Media Software and Services, QVC and Yahoo!
- *Transportation:* Con-way, Dallas/Fort Worth (DFW) International Airport, FedEx, Lufthansa Cargo, Ryder and Turkish Airlines
- *Consumer Goods:* Chiquita Brands, Danone, Herbalife International of America, PepsiCo, McCain Foods, Republic National Distributing Company and Skechers USA
- *Government/Public Services:* Air National Guard, Centers for Medicare and Medicaid Services, Department of Homeland Security, Department of Housing and Urban Development, Department of Veterans Affairs, National Aeronautics and Space Administration, National Institutes of Health, Ohio Department of Education, Texas Department of Agriculture, Transportation Security Administration, U.S. Air Force, U.S. Army, U.S. Navy, U.S. Department of Defense, U.S. Department of Education, U.S. House of Representatives and U.S. Postal Service

Customer Deals from 2010

Bayer HealthCare

Bayer HealthCare, a business area of Bayer, selected MicroStrategy as its global enterprise BI standard. Approximately 10,000 end users across Bayer HealthCare's Global Operations and R&D business areas will use MicroStrategy for reporting and analysis of business data. Bayer HealthCare selected MicroStrategy for its self-service capabilities, ability to drill easily into data for detailed insights, and data and user scalability to support a global enterprise.

Dallas/Fort Worth (DFW) International Airport

DFW International Airport, the world's third busiest airport, selected MicroStrategy software for enterprise-wide reporting. A new MicroStrategy customer, DFW Airport will use MicroStrategy to analyze its business operations and gain insights into the airport's operational performance and costs. MicroStrategy will provide executives and managers with information dashboards that display volumes of data in a highly visual and interactive manner. With MicroStrategy dashboards, DFW International Airport personnel will have easy access to actionable data that supports informed decision making, strategic planning and analysis, and tactical responses to changing conditions.

Giant Tiger

Giant Tiger is a Canadian retailer with more than 194 stores employing over 6,500 people. Giant Tiger expanded its deployment of MicroStrategy to provide its management team with detailed insights into sales, merchandising, financial, and inventory data. With MicroStrategy, Giant Tiger's management team will be able to analyze the organization's profitability and uncover new areas for improved financial performance. Giant Tiger selected MicroStrategy for its high performance, robust reporting capabilities, and strong presence in the retail industry.

Panda Restaurant Group

Panda Restaurant Group, with 18,000 associates in more than 1,300 locations in 38 states, is the largest and fastest growing Asian restaurant chain in the United States, and operates several restaurant concepts, including Panda Express, Panda Inn and Hibachi-San. A new MicroStrategy customer, Panda Restaurant Group selected MicroStrategy as its enterprise business intelligence solution. Panda Restaurant Group plans to use MicroStrategy to develop dashboard and reporting applications for its employees in Finance, Human Resources, Marketing, and Store Operations. Users will be able to monitor financial trends and improve decision making with respect to product profitability, store operations, and labor utilization. Panda selected MicroStrategy for its web-based platform, intuitive interface, and user scalability.

Siemens IT Solutions and Services

Siemens AG is a leader in electronics and electrical engineering, operating in the industry, energy, and healthcare sectors. Siemens IT Solutions and Services, a subsidiary of Siemens AG, uses MicroStrategy to analyze quality standards in service deliverables. Siemens expanded its deployment of MicroStrategy products and services to allow 2,000 Siemens users to receive reports via BlackBerry, iPad, iPhone, e-mail and web. Siemens selected MicroStrategy for its ease-of-use, integrated platform, and ability to accommodate a global enterprise and growing support platform.

Skechers USA

Skechers USA designs, develops, and markets a diverse range of footwear for men, women and children under the SKECHERS name, as well as under several uniquely branded names. A new MicroStrategy customer, Skechers selected MicroStrategy to enhance operational reporting and analytics, giving them greater insights into their businesses and brand performance. After conducting an extensive evaluation of BI products, Skechers selected MicroStrategy because of its integrated platform, scalability for large volumes of data, expertise in the retail industry and easy-to-use reporting capabilities for Skechers' user community.

Sales and Marketing

Direct Sales Organization. We market our software and services primarily through our direct sales force. We have sales offices in locations throughout the world. We are represented by distributors in several countries where we do not have sales offices.

Indirect Sales Channels. We have entered into relationships with resellers, value-added resellers, system integrators, original equipment manufacturers ("OEM") and technology partners who utilize the MicroStrategy platform for a variety of commercial purposes. Agreements with these partners generally provide non-exclusive rights to market our products and services and allow access to our marketing materials, product training and direct sales force for field level assistance. In addition, we offer product discounts to our sales partners. Favorable product recommendations to potential customers, which include leading system integration, application development and platform manufacturers, facilitate the sale of our products. We believe that such indirect sales channels allow us to leverage sales and service resources as well as marketing and industry-specific expertise to expand our user base and increase our market coverage.

Reseller/System Integration Alliances. Our resellers/systems integration alliances include marketing partners who resell our software on a stand-alone basis, value-added resellers who resell the MicroStrategy platform software bundled with their own software applications and system integrators who deploy MicroStrategy solutions to their customers. These marketing partners include:

24x7esi
Actualize Consulting
Alliance Consulting
Aster Data
AZ Dimensional
Biltmore Technologies
CapGemini
CGI
Chicago Business Intelligence Group
CompuExcel Consulting
DataFactz
Deloitte Consulting
Exigent Partners
Fujitsu Transaction Solutions
High Impact Technologies
Infomaxium
Infosys
iOLAP
Jaitech Systems
Keane
Lancet Software
Manageforce
mLogica
MResult
Odyssey Information Services
Persistent Systems
Pros Revenue Management
SAIC
Sierra Systems
Soluciones
Sybase, an SAP company
Tahoe Partners
Thaxton Consulting Group
VeNi Consulting
Wipro

2finity
Adastra
Annams Systems Corporation
ATG Group
BI-Basics
Brightlight Consulting
CapTech Ventures
Champs Software
CIBER
Comsys
Datric
e2e Technologies
Express Analytics
Glenridge Solutions
IBM
Information Control Corporation
Inspironix
IT Illuminations
Jelecos
Kenzel
Lodestar Systems
Marketwell
Mobile Software
NCS
Ontime BI
Prithvi Solutions
QuantiSense
Sense Corp.
Software by Design
Southport Services
Syntel
TCS
Titan Solutions
Visiologic Systems
Z Y Solutions

Accenture
AIM Computer Consultants
ASAP – Dell
Aviana Global
BI Source
Broadview
Cerkitek
Cherokee Consulting
Cognizant
CSC
DBWorks
EC Data
Fujitsu Consulting
HCL America
InfoCepts
Infostep
Integrant
ITWorx
Johnston McLamb
Keyrus
Lunexa
Marlabs
Momentum Consulting
Ockham Knowledge Group
PBI Research
Project X
RazorKnowledge
SGBIZ Services
Software House International
Strategic Enterprise Solutions
Systech Solutions
Teradata
TML Solutions
WCI Consulting

OEM Partners. Our OEM partners integrate the MicroStrategy Business Intelligence Platform or some of its components into their applications. Our OEM partners include:

4R Systems	Accenture	Activant Solutions
Adchemy	AFS Technologies	AGDATA
Agentrics	Alcatel-Lucent	ALERT Life Sciences
Alloso Technologies	Alpha Bay Corporation	Amdocs
Aperio CI	Apptera	Aristocrat Technologies
Attensity	Autometrics	BigDataLabs
BigMachines	Billeo	BI Retail
Blazent	BotCode	Brickstream
Casino Software Solutions	ChartWise Medical Systems	Clarabridge
Climate Earth	Conclusive Marketing	Constellation Software
Coradiant	Correlix	DataBlocs
DECIMAL	DemandTec	Distributor Data Solutions
Eloqua	EmpowerMx	FMS
FreeWheel Media	GAPbuster Worldwide	Harris
Hubwoo	IBM	Information Unlimited
InQuira	Invexer	IQS
Iron Horse Interactive	iTradeNetwork	Ketera Technologies
Keystone Logic Solutions	Knoa Software	Kurt Salmon Associates
LexisNexis	Maple Lake	Marketing Direct
Marketing Software Company	MarketStance	MedAssets
MI9 Business Intelligence Systems	Neohapsis	OATSystems
Openwave	Oracle	Park City Group
Peak Performance	Petadonia Services	Pinnacle Corporation
Primatics Financial	Railinc	Risk Management Solutions
Rivermine Software	RS Software	Run.It
ScriptSwitch	SignalDemand	SirsiDynix
Siterra	SmartOps	Solivar
SQLiaison	StrataCare	Suncoast Solutions
Symantec	TeleCommunication Systems	TradeBeam
Travel Informatics	Trizetto	Veramark Technologies
Vestmark	VideoMining	Viking Energy Management
Vision Chain	Xtiva	

Technology Partners. In order to deliver even higher value to our customers, MicroStrategy has integrated its business intelligence platform with the leading data warehouse and related technology platforms and software. We have integrated our platform with leading portal technology, extranet, transform and load technology and specialized display technology products to name just a few. Through our Technology Partner program, we continue our efforts to help ensure that customers can easily implement the MicroStrategy business intelligence platform alongside other chosen corporate technology standards. Our technology partners include:

Ab Initio	Adobe	AMD
Aster Data	Attunity	Avnet
Clarabridge	Composite Software	ESRI
Google	Greenplum Software, an EMC company	Hewlett-Packard
HyperRoll	IBM	Infobright
Informatica	Intel	Kognitio
KXEN	Longview Solutions	Microsoft
Netezza, an IBM company	Novell	Oracle
ParAccel	Pitney Bowes MapInfo	PostgreSQL
QuantiSense	Red Hat	SAP
Sun Microsystems	Sybase, an SAP company	Teradata
Vertica	Visual Crossing	VMWare
WhereScape		

Competition

The markets for business intelligence software, analytical applications and information delivery are intensely competitive and subject to rapidly changing technology. In addition, many companies in these markets are offering, or may soon offer, products that may compete with MicroStrategy products.

MicroStrategy faces competitors in several broad categories, including business intelligence software, analytical applications, dashboarding tools, visualization tools, query tools, web-based reporting tools, mobile capabilities, and report delivery technology. Independent competitors that are primarily focused on business intelligence products include, among others, Actuate, arcplan, Information Builders, LogiXML, Qlik Technologies, Roambi, the SAS Institute, Tableau Software and TIBCO Spotfire. We also compete with large software corporations including suppliers of enterprise resource planning software that provide one or more capabilities competitive with our products, such as IBM, Microsoft, Oracle, SAP, Infor and others, and with open source business intelligence vendors, including Pentaho, JasperSoft and others.

Some of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, or greater name recognition than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion, sale, and marketing of their products than we can. In addition, many of our competitors have strong relationships with current and potential customers, extensive knowledge of the business intelligence industry and corresponding proprietary technologies such as multidimensional databases and ERP repositories. As a result, they may be able to prevent MicroStrategy from penetrating new accounts or expanding within existing accounts due to their greater influence.

Increased competition may lead to price cuts, reduced gross margins and loss of market share. We may not be able to compete successfully against current and future competitors and the failure to meet the competitive pressures we face may have a material adverse effect on our business, operating results and financial condition.

Current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. Examples of consolidation in the BI market include SAP's acquisitions of Business Objects in January 2008 and Sybase in July 2010, and IBM's acquisitions of Cognos in January 2008, SPSS in October 2009 and Netezza in November 2010. Large IT conglomerates may increase their ability to meet the needs of our potential customers by virtue of their expanded offerings. Our current or prospective indirect channel partners may establish cooperative relationships with our current or future competitors. These relationships may limit our ability to sell our products through specific distribution channels. Accordingly, new competitors or alliances among current and future competitors may emerge and rapidly gain significant market share. These developments could limit our ability to obtain revenues from new customers and to maintain technical support revenues from our installed customer base. In addition, basic office productivity suites, such as Microsoft Office, could evolve to offer analysis and reporting capabilities that may reduce the demand for our products and services.

Research and Product Development

We have made, and continue to make, substantial investments in research and product development. We believe that our future performance will depend in large part on our ability to maintain and enhance our current product line, develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As of December 31, 2010, our research and product development staff consisted of 504 employees, 482 of whom were working on our core business intelligence projects and 22 of whom were working on research and development relating to our Angel.com business.

Employees

As of December 31, 2010, we had a total of 2,597 employees, of whom 1,347 were based in the United States and 1,250 were based internationally. Of the total of 2,597 employees, 760 were engaged in sales and marketing, 504 in research and development, 937 in technical support, consulting and education services, and 396 in finance, administration and corporate operations. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

We believe that effective recruiting, education and nurturing of human resources are critical to our success and we have traditionally made investments in these areas in order to differentiate ourselves from our competition, increase employee loyalty and create a culture conducive to creativity, cooperation and continuous improvement.

Newly hired technical and sales professionals generally participate in an orientation program that can include completion of a training course that can last up to four weeks. The curriculum may consist of lectures, problem sets and independent and group projects, covering data on our products, competitors and customers. Certain lectures may also deal with general business practices and teamwork. Throughout this training, students typically must pass a number of oral and written examinations in order to begin their assignments. Course content is created by experienced members of our professional staff, who generally have an annual obligation to update course content based upon the best practices they have most recently observed in the field. This expert content is then used to upgrade and revitalize our education, consulting, support, technology and marketing operations.

Available Information

MicroStrategy's website is located at www.microstrategy.com. MicroStrategy makes available free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission ("SEC"). Information found on our website is not part of this report or any other report filed with the SEC.

Item 1A. Risk Factors

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing MicroStrategy. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our class A common stock could decline and you may lose all or part of your investment.

Our quarterly operating results, revenues and expenses may fluctuate significantly, which could have an adverse effect on the market price of our stock

For a number of reasons, including those described below, our operating results, revenues and expenses have in the past varied and may in the future vary significantly from quarter to quarter. These fluctuations could have an adverse effect on the market price of our class A common stock.

Fluctuations in Quarterly Operating Results. Our quarterly operating results may fluctuate, in part, as a result of:

- the size, timing, volume and execution of significant orders and shipments;
- the mix of products and services of customer orders, which can affect whether we recognize revenue upon the signing and delivery of our software products or whether revenue must be recognized as work progresses or over the entire contract period;
- the timing of the release or delivery of new or enhanced products, which may affect the period in which we are able to recognize revenue;
- the timing of new product announcements by us or our competitors;
- changes in our pricing policies or those of our competitors;
- market acceptance of business intelligence software generally and of new and enhanced versions of our products in particular;
- the length of our sales cycles;
- seasonal factors, such as our traditionally lower pace of new product licenses transactions in the summer;
- changes in our operating expenses;
- personnel changes;
- our use of direct and indirect distribution channels;

- utilization of our consulting and education services, which can be affected by delays or deferrals of customer implementation of our software products;
- the quarterly performance of our Angel.com business, which is highly variable and particularly difficult to forecast;
- changes in foreign currency exchange rates;
- our profitability and expectations for future profitability and its effect on our deferred tax assets and net income for the period in which any adjustment to our net deferred tax asset valuation allowance may be made;
- increases or decreases in our liability for unrecognized tax benefits; and
- changes in customer budgets.

Limited Ability to Adjust Expenses. We base our operating expense budgets on expected revenue trends. Many of our expenses, such as office leases and certain personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter.

Based on the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the trading price of our class A common stock may fall.

The trading price of our class A common stock has been and may continue to be volatile

The trading price of our class A common stock historically has been volatile and may continue to be volatile. The trading price of our class A common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include, but are not limited to:

- quarterly variations in our results of operations or those of our competitors;
- announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;
- the emergence of new sales channels in which we are unable to compete effectively;
- our ability to develop, market and deliver new and enhanced products on a timely basis;
- commencement of, or our involvement in, litigation;
- any major change in our board or management;
- changes in governmental regulations or in the status of our regulatory approvals;
- recommendations by securities analysts or changes in earnings estimates;
- announcements about our earnings that are not in line with analyst expectations, the likelihood of which may be enhanced because it is our policy not to give guidance relating to our anticipated financial performance in future periods;
- announcements by our competitors of their earnings that are not in line with analyst expectations;
- the volume of shares of class A common stock available for public sale;
- sales of stock by us or by our stockholders;
- short sales, hedging and other derivative transactions involving shares of our class A common stock; and
- general economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our class A common stock, regardless of our actual operating performance.

Current economic uncertainties, particularly in the financial services and retail industries, could adversely affect our business and results of operations

General worldwide economic conditions have experienced a significant prolonged downturn and remain uncertain. Challenging economic times make it extremely difficult for our customers and us to accurately forecast and plan future business activities, and they could cause our customers to slow spending on our products and services, which could delay and lengthen sales cycles. Furthermore, during challenging economic times our customers may face issues gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our results would be negatively impacted.

Furthermore, we have a significant number of customers in the financial services and retail industries. A significant downturn in these industries may cause firms to react by reducing their capital expenditures in general or by specifically reducing their spending on information technology. In addition, customers in these industries may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. Customers with excess information technology resources may choose to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers. In addition, consolidation in the financial services industry may result in reduced overall spending on our products.

We cannot predict the timing, strength or duration of any economic slowdown or any subsequent recovery generally, or in the financial services and retail industries in particular. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition and results of operations could be materially and adversely affected.

We may have exposure to greater than anticipated tax liabilities

We are subject to income taxes and non-income taxes in a variety of domestic and foreign jurisdictions. Our future income taxes could be adversely affected by earnings that are lower than anticipated in jurisdictions where we have lower statutory rates and earnings that are higher than anticipated in jurisdictions where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, changes in the amount of unrecognized tax benefits, or by changes in tax laws, regulations, accounting principles or interpretations thereof.

Our determination of our tax liability is subject to review by applicable domestic and foreign tax authorities. For example, we are currently under tax examination in Germany. Any adverse outcome of such a review could have an adverse effect on our operating results and financial condition. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Moreover, as a multinational business, we have subsidiaries that engage in many intercompany transactions in a variety of tax jurisdictions where the ultimate tax determination is uncertain.

We also have contingent tax liabilities that, in management's judgment, are not probable of assertion. If such unasserted contingent liabilities were to be asserted, or become probable of assertion, we may be required to record significant expenses and liabilities in the period in which these liabilities are asserted or become probable of assertion.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may materially affect our financial results in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

If the market for business intelligence software fails to grow as we expect, or if businesses fail to adopt our products, our business, operating results and financial condition could be materially adversely affected

Nearly all of our revenues to date have come from sales of business intelligence software and related technical support, consulting and education services. We expect these sales to account for a large portion of our revenues for the foreseeable future. Although demand for business intelligence software has grown in recent years, the market for business intelligence software applications is still evolving. Resistance from consumer and privacy groups to increased commercial collection and use of data on spending patterns and other personal behavior and governmental restrictions on the collection and use of personal data may impair the further growth of this market, as may other developments. We cannot be sure that this market will continue to grow or, even if it does grow, that businesses will adopt our solutions. We have spent, and intend to keep spending, considerable resources to educate potential customers about business intelligence software in general and our solutions in particular. However, we cannot be sure that these expenditures will help our products achieve any additional market acceptance. If the market fails to grow or grows more slowly than we currently expect, our business, operating results and financial condition would be materially adversely affected.

We face intense competition, which may lead to lower prices for our products, reduced gross margins, loss of market share and reduced revenue

The markets for business intelligence software, analytical applications and information delivery are intensely competitive and subject to rapidly changing technology. In addition, many companies in these markets are offering, or may soon offer, products and services that may compete with MicroStrategy products.

MicroStrategy faces competitors in several broad categories, including business intelligence software, analytical processes, query and web-based reporting tools, mobile capabilities, and report delivery. Independent competitors that are primarily focused on business intelligence products include, among others, Actuate, arcplan, Information Builders, LogiXML, Qlik Technologies, Roambi, the SAS Institute, Tableau Software and TIBCO Spotfire. We also compete with large software corporations, including suppliers of enterprise resource planning software that provide one or more capabilities competitive with our products, such as IBM, Microsoft, Oracle, SAP, and Infor, and with open source business intelligence vendors, including Pentaho and JasperSoft.

Some of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, or greater name recognition than we do. In addition, many of our competitors have strong relationships with current and potential customers and extensive knowledge of the business intelligence industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion, sale, and marketing of their products than we can, such as offering certain business intelligence products free of charge when bundled with other software offerings. Increased competition may lead to price cuts, reduced gross margins and loss of market share. We may not be able to compete successfully against current and future competitors and the failure to meet the competitive pressures we face may have a material adverse effect on our business, operating results and financial condition.

Current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. For example, SAP acquired Sybase in July 2010 and IBM acquired Netezza in November 2010. By doing so, these competitors may increase their ability to meet the needs of our potential customers. Our current or prospective indirect channel partners may establish cooperative relationships with our current or future competitors. These relationships may limit our ability to sell our products through specific distribution channels. Accordingly, new competitors or alliances among current and future competitors may emerge and rapidly gain significant market share. These developments could limit our ability to obtain revenues from new customers and to maintain technical support revenues from our installed customer base. In addition, basic office productivity suites, such as Microsoft Office, could evolve to offer analysis and reporting capabilities that may reduce the demand for our products and services.

We depend on revenue from a single suite of products

Our MicroStrategy business intelligence platform and related products account for a substantial portion of our revenue. Because of this revenue concentration, our business could be harmed by a decline in demand for, or in the prices of, our MicroStrategy business intelligence platform software as a result of, among other factors, any change in our pricing model, increased competition, a maturation in the markets for these products or other risks described in this document.

If we are unable to develop and release product enhancements and new products to respond to rapid technological change in a timely and cost-effective manner, our business, operating results and financial condition could be materially adversely affected

The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changing customer demands and evolving industry standards. The introduction of products embodying new technologies can quickly make existing products obsolete and unmarketable. We believe that our future success depends largely on three factors:

- our ability to continue to support a number of popular operating systems and databases;

- our ability to maintain and improve our current product line; and
- our ability to rapidly develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements.

Business intelligence applications are inherently complex, and it can take a long time and require significant research and development expenditures to develop and test new products and product enhancements. In addition, customers may delay their purchasing decisions because they anticipate that new or enhanced versions of our products will soon become available. We cannot be sure that we will succeed in developing, marketing, and delivering on a timely and cost-effective basis, product enhancements or new products that respond to technological change or new customer requirements, nor can we be sure that any new products and product enhancements will achieve market acceptance. Moreover, even if we introduce a new product, we may experience a decline in revenues of our existing products that is not fully matched by the new product's revenue. For example, customers may delay making purchases of a new product to permit them to make a more thorough evaluation of the product, or until industry and marketplace reviews become widely available. Some customers may hesitate migrating to a new product due to concerns regarding the complexity of migration and product infancy issues on performance. In addition, we may lose existing customers who choose a competitor's product rather than migrate to our new product. This could result in a temporary or permanent revenue shortfall and materially affect our business.

Business disruptions could affect our operating results

A significant portion of our research and development activities and certain other critical business operations are concentrated in a single facility in Northern Virginia. We are also a highly automated business and a disruption or failure of our systems could cause delays in completing sales and providing services. A major earthquake, fire, act of terrorism or other catastrophic event that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and as a result our future operating results could be materially and adversely affected.

If we are required to further write down the value of our corporate aircraft or to reduce its estimated salvage value as a result of damage to the aircraft sustained in connection with the collapse of the hangar in which it was located, such loss could materially and adversely affect our results of operations

On December 21, 2009, we took delivery of a corporate aircraft. Our balance sheet as of December 31, 2010 includes as part of property and equipment, net, an asset of $42.6 million representing the capitalized costs of the aircraft and aircraft-related equipment, net of accumulated depreciation, and net of a $3.6 million impairment charge taken during the year ended December 31, 2010.

In February 2010, the aircraft was damaged when the hangar space that we lease at Dulles International Airport to house the aircraft collapsed during snowfall in the Washington, DC area. Our ability to assess the damage to the aircraft was impeded for months due to the state of the collapsed hangar. The aircraft was extracted from the hangar in July 2010. The aircraft's manufacturer has begun an inspection and assessment of the damage to the aircraft. Significant further inspection and assessment are required to determine the full extent of the damage, including whether the aircraft is repairable at all. As the inspection and damage assessment process continues, additional information may become available that would enable us to make a more accurate estimate of the damage to the aircraft, and would help to determine whether the aircraft must be deemed a total loss. Consequently, we may record additional impairment charges in one or more future periods in amounts that may be up to and including the remaining carrying value of the aircraft. We carry insurance that covers both accidental damage to and physical loss of the aircraft. Our policy will pay up to $50.0 million in repair costs to the extent the aircraft is repairable or $50.0 million if the aircraft is determined to be a total loss. Alternatively, the policy will pay $50.0 million in the event that the aircraft is physically lost. In January 2011, the Company received a $3.6 million payment under the policy, which represents the minimum damage amount estimated with respect to the aircraft. Litigation with our insurance carriers may determine the amount that is recoverable under our insurance policy and the period in which we may realize any such recovery. If any future aircraft impairment charge is not offset by insurance proceeds of an equivalent amount, or if such offset does not occur in the same period as the impairment charge, our reported results of operations and stockholders' equity in the period in which the impairment charge occurs may be adversely affected.

In addition, if in the future we determine that the estimated salvage value of the aircraft has been reduced as a result of this event, the aggregate amount of depreciation expense that we would incur over the useful life of the aircraft could increase, which in turn may reduce our net income in future periods.

We use strategic channel partners and if we are unable to maintain successful relationships with them, our business, operating results and financial condition could be materially adversely affected

In addition to our direct sales force, we use strategic channel partners such as value-added resellers, system integrators and original equipment manufacturers to license and support our products. For the year ended December 31, 2010, transactions by channel partners for which we recognized revenues accounted for 16.1% of our total product licenses revenues. Our channel partners generally offer customers the products of several different companies, including products that compete with ours. Because our channel partners generally do not have an exclusive relationship with us, we cannot be certain that they will prioritize or provide adequate resources to selling our products. Moreover, divergence in strategy or contract defaults by any of these channel partners may materially adversely affect our ability to develop, market, sell or support our products.

Although we believe that direct sales will continue to account for a majority of product licenses revenues, we seek to maintain a significant level of indirect sales activities through our strategic channel partners. There can be no assurance that our strategic channel partners will continue to cooperate with us. In addition, there can be no assurance that actions taken or omitted to be taken by such parties will not adversely affect us. Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our strategic partners. If we are unable to maintain our relationships with these strategic partners, our business, operating results and financial condition could be materially adversely affected.

In addition, we rely on our strategic channel partners to operate in accordance with the terms of their contractual agreements with us. For example, our agreements with our channel partners limit the terms and conditions pursuant to which they are authorized to resell or distribute our software and offer technical support and related services. We also typically require our channel partners to represent to us the dates and details of product licenses transactions sold through to end user customers. If our strategic channel partners do not comply with their contractual obligations to us, our business, results of operations and financial condition may be materially and adversely affected.

Our recognition of deferred revenue and advance payments and future customer purchase commitments is subject to future performance obligations and may not be representative of revenues for succeeding periods

Our gross current and non-current deferred revenue and advance payments totaled $174.3 million as of December 31, 2010. We offset our accounts receivable and deferred revenue for any unpaid items, which totaled $77.1 million, resulting in net deferred revenue and advance payments of $97.2 million as of December 31, 2010. The timing and ultimate recognition of our deferred revenue and advance payments depend on various factors, including our performance of various service obligations.

We have also entered into certain additional agreements that include future minimum commitments by our customers to purchase products, product support or other services through 2015 totaling $106.6 million. These future commitments are not included in our deferred revenue balances. Because of the possibility of customer changes or delays in customer development or implementation schedules or budgets, and the need for us to satisfactorily perform product support services, deferred revenue and advance payments at any particular date may not be representative of actual revenue for any succeeding period.

We may not be able to sustain or increase profitability in the future

We generated net income for each of the fiscal years ended December 31, 2010, 2009, and 2008; however, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

We have significantly increased our headcount as part of our initiatives to focus specific research and development efforts on providing our customers with the highest levels of performance for BI applications of all sizes, and to develop and offer mobile application platforms. Similarly, we have increased the size of our sales and services teams to better serve new and existing customers. As a result, our cost of revenues and operating expenses have significantly increased. If our revenues are not sufficient to offset these increased operating expenses or we are unable to timely adjust our operating expenses in response to any shortfall in anticipated revenue, our profitability may decrease or we may cease to be profitable, and our business, results of operations and financial condition may be materially and adversely affected.

As of December 31, 2010, we had $18.7 million of deferred tax assets, net of a $2.7 million valuation allowance, and if we are unable to sustain profitability, we may be required to increase the valuation allowance against these deferred tax assets, which would result in a charge that would adversely affect net income in the period in which the charge is incurred.

Managing our international operations is complex and our failure to do so successfully or in a cost-effective manner could have a material adverse effect on our business, operating results and financial condition

We receive a significant portion of our total revenues from international sales from foreign direct and indirect operations. International revenues accounted for 39.7%, 40.0% and 40.4% of our total revenues for the years ended December 31, 2010, 2009 and 2008, respectively. Our international operations require significant management attention and financial resources.

There are certain risks inherent in our international business activities including:

- changes in foreign currency exchange rates;
- unexpected changes in regulatory requirements;
- tariffs, export restrictions and other trade barriers;
- costs of localizing products;
- lack of acceptance of localized products;
- difficulties in and costs of staffing, managing and operating our international operations;
- tax issues, including restrictions on repatriating earnings;
- weaker intellectual property protection;
- economic weakness or currency related crises;
- the burden of complying with a wide variety of laws, including labor laws;
- generally longer payment cycles and greater difficulty in collecting accounts receivable;
- our ability to adapt to sales practices and customer requirements in different cultures; and
- political instability in the countries where we are doing business.

On February 14, 2011, President Obama's administration submitted its fiscal year 2012 budget to Congress. Included in the submission were several proposals to reform U.S. tax laws, including proposals to further limit foreign tax credits and tax "excess returns" associated with the transfer of intangibles offshore. It is unclear whether these proposals will be enacted or, if enacted, what the scope of the reforms will be. These proposals could, if enacted, have a material adverse effect on our operating results and financial condition.

In addition, compliance with foreign and U.S. laws and regulations that are applicable to our international operations is complex and may increase our cost of doing business in international jurisdictions, and our international operations could expose us to fines and penalties if we fail to comply with these regulations. These laws and regulations include import and export requirements, U.S. laws such as the Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 (which is currently scheduled to be implemented in April 2011) and local laws prohibiting corrupt payments to governmental officials. Although we have implemented policies and procedures designed to help ensure compliance with these laws, there can be no assurance that our employees, partners and other persons with whom we do business will not take actions in violation of our policies or these laws. Any violations of these laws could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, our brand and our international expansion efforts.

These factors may have a material adverse effect on our future sales and, consequently, on our business, operating results and financial condition.

We may lose sales, or sales may be delayed, due to the long sales and implementation cycles for our products, which could reduce our revenues

To date, our customers have typically invested substantial time, money and other resources and involved many people in the decision to license our software products and purchase our consulting and other services. As a result, we may wait nine months or more after the first contact with a customer for that customer to place an order while it seeks internal approval for the purchase of our products or services. During this long sales cycle, events may occur that affect the size and/or timing of the order or even cause it to be canceled. For example, our competitors may introduce new products, or the customer's own budget and purchasing priorities may change.

Even after an order is placed, the time it takes to deploy our products and complete consulting engagements can vary widely. Implementing our product can take several months, depending on the customer's needs, and may begin only with a pilot program. It may be difficult to deploy our products if the customer has complicated deployment requirements, which typically involve integrating databases, hardware and software from different vendors. If a customer hires a third party to deploy our products, we cannot be sure that our products will be deployed successfully.

Our results in any particular period may depend upon the number and volume of large transactions in that period and these transactions may involve more lengthy, complex and unpredictable sales cycles than other transactions

As existing and potential customers seek to standardize on a single business intelligence vendor, our business may experience larger transactions at the enterprise level and larger transactions may account for a greater proportion of our business. The presence or absence of one or more large transactions in a particular period may have a material positive or negative effect on our revenue and operating results for that period. For the years ended December 31, 2010, 2009 and 2008, our top three product licenses transactions with recognized revenue totaled $8.3 million, $8.3 million and $9.1 million, respectively, or 6.5%, 8.2% and 9.5% of total product licenses revenues, respectively. These transactions represent significant business and financial decisions for our customers and require considerable effort on the part of customers to assess alternative products and require additional levels of management approval before being concluded. They are also often more complex than smaller transactions. These factors generally lengthen the typical sales cycle and increase the risk that the customer's purchasing decision may be postponed or delayed from one period to another subsequent or later period or that the customer will alter his purchasing requirements. The sales effort and service delivery scope for larger transactions also require additional resources to execute the transaction. These factors could result in lower than anticipated revenue and earnings for a particular period or in the reduction of estimated revenue and earnings in future periods.

We face a variety of risks in doing business with the U.S. and foreign governments, various state and local governments, and agencies, including risks related to the procurement process, budget constraints and cycles, termination of contracts and audits

Our customers include the U.S. government and a number of state and local governments or agencies. There are a variety of risks in doing business with government entities, including:

Procurement. Contracting with public sector customers is highly competitive and can be time-consuming and expensive, requiring that we incur significant up-front time and expense without any assurance that we will win a contract.

Budgetary Constraints and Cycles. Demand and payment for our products and services are impacted by public sector budgetary cycles and funding availability, with funding reductions or delays adversely impacting public sector demand for our products and services.

Termination of Contracts. Public sector customers often have contractual or other legal rights to terminate current contracts for convenience or due to a default. If a contract is terminated for convenience, which can occur if the customer's needs change, we may only be able to collect for products or services delivered prior to termination and settlement expenses. If a contract is terminated because of default, we may not recover even those amounts, and we may be liable for excess costs incurred by the customer for procuring alternative products or services.

Audits. The U.S. government and state and local governments and agencies routinely investigate and audit government contractors for compliance with a variety of complex laws, regulations, and contract provisions relating to the formation, administration or performance of government contracts, including provisions governing reports of and remittances of fees based on sales under government contracts, price protection, compliance with socio-economic policies, and other terms that are particular to government contracts. If, as a result of an audit or review, it is determined that we have failed to comply with such laws, regulations or contract provisions, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, cost associated with the triggering of price reduction clauses, fines and suspensions or debarment from future government business, and we may suffer harm to our reputation.

Our customers also include a number of foreign governments and agencies. Similar procurement, budgetary, contract and audit risks also apply to our doing business with these entities. In addition, compliance with complex regulations and contracting provisions in a variety of jurisdictions can be expensive and consume significant management resources. In certain jurisdictions our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. Each of these difficulties could adversely affect our business and results of operations.

We depend on technology licensed to us by third parties, and the loss of this technology could impair our software, delay implementation of our products or force us to pay higher license fees

We license third-party technologies that we incorporate into our existing products. There can be no assurance that the licenses for such third-party technologies will not be terminated or that we will be able to license third-party software for future products. In addition, we may be unable to renegotiate acceptable third-party license terms. Changes in or the loss of third party licenses could lead to a material increase in the costs of licensing or to our software products becoming inoperable or their performance being materially reduced, with the result that we may need to incur additional development costs to ensure continued performance of our products, and we may experience a decreased demand for our products.

If we are unable to recruit or retain skilled personnel, or if we lose the services of any of our key management personnel, our business, operating results and financial condition could be materially adversely affected

Our future success depends on our continuing ability to attract, train, assimilate and retain highly skilled personnel. Competition for these employees is intense. We may not be able to retain our current key employees or attract, train, assimilate or retain other highly skilled personnel in the future. Our future success also depends in large part on the continued service of key management personnel, particularly Michael J. Saylor, our Chairman, President and Chief Executive Officer, and Sanju K. Bansal, our Vice Chairman, Executive Vice President and Chief Operating Officer. If we lose the services of one or both of these individuals or other key personnel, or if we are unable to attract, train, assimilate and retain the highly skilled personnel we need, our business, operating results and financial condition could be materially adversely affected.

The emergence of new industry standards may adversely affect the demand for our existing products

The emergence of new industry standards in related fields may adversely affect the demand for our existing products. This could happen, for example, if new web standards and technologies emerged that were incompatible with customer deployments of our products. MicroStrategy currently supports SQL and MDX standards in database access technology. If we are unable to adapt our products on a timely basis to new standards in database access technology, the ability of MicroStrategy's products to access customer databases could be impaired. In addition, the emergence of new standards in the field of operating system support could adversely affect the demand for our existing products. MicroStrategy technology is currently compatible with most major operating systems, including, among others, Windows Server, Sun Solaris, IBM AIX, HP's HP-UX, Red Hat Linux AS, SuSE Linux Enterprise Server, Apple's iOS and RIM's Blackberry OS. If a different operating system were to gain widespread acceptance, we may not be able to achieve compatibility on a timely basis, resulting in an adverse effect on the demand for our products.

The nature of our products makes them particularly vulnerable to undetected errors, or bugs, which could cause problems with how the products perform and which could in turn reduce demand for our products, reduce our revenue and lead to product liability claims against us

Software products as complex as ours may contain errors and/or defects. Although we test our products extensively, we have in the past discovered software errors in our products after their introduction. Despite testing by us and by our current and potential customers, errors may be found in new products or releases after commercial shipments begin. This could result in lost revenue, damage to our reputation or delays in market acceptance, which could have a material adverse effect upon our business, operating results and financial condition. We may also have to expend resources and capital to correct these defects.

Our license agreements with customers typically contain provisions designed to limit our exposure to product liability, warranty and other claims. It is possible, however, that these provisions may not be effective under the laws of certain domestic or international jurisdictions and we may be exposed to product liability, warranty and other claims. A successful product liability claim against us could have a material adverse effect on our business, operating results and financial condition.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand

We rely on a combination of copyright, patent, trade secrets, confidentiality procedures and contractual commitments to protect our proprietary information. Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise obtain and use our intellectual property. Any patents owned by us may be invalidated, circumvented or challenged. Any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims we seek, if at all. In addition, the laws of some countries do not provide the same level of protection of our proprietary rights as do the laws of the United States. If we cannot protect our proprietary technology against unauthorized copying or use, we may not remain competitive.

Third parties may claim we infringe their intellectual property rights

We periodically receive notices from others claiming we are infringing their intellectual property rights, principally patent rights. We expect the number of such claims will increase as the number of products and level of competition in our industry segments grow, the functionality of products overlap, and the volume of issued software patents and patent applications continues to increase. Responding to any infringement claim, regardless of its validity, could:

- be time-consuming, costly and/or result in litigation;
- divert management's time and attention from developing our business;
- require us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;
- require us to stop selling certain of our products;
- require us to redesign certain of our products using alternative non-infringing technology or practices, which could require significant effort and expense; or
- require us to satisfy indemnification obligations to our customers.

If a successful claim is made against us and we fail to develop or license a substitute technology, our business, results of operations, financial condition or cash flows could be adversely affected.

For example, on November 8, 2007, Diagnostic Systems Corp., a subsidiary of Acacia Research Corporation ("Acacia Research"), filed a complaint for patent infringement against the Company and a number of other unrelated defendants in the United States District Court for the Central District of California, Southern Division. On December 14, 2009, the Company and Acacia Research, Acacia Patent Acquisition LLC and Acacia Technology Services LLC reached a settlement with respect to the consolidated complaint (the "Settlement Agreement"), and on December 28, 2009, the Court dismissed all parties' claims with prejudice. On June 29, 2010, the Company received correspondence from a law firm representing Database Application Solutions LLC ("DAS"), an affiliate of Acacia Research, alleging that the Company infringes U.S. Patent Number 5,444,842 (the '842 Patent) and requesting a meeting to discuss whether the Company would be willing to pay DAS to license the '842 Patent. On August 17, 2010, the Company sued Acacia Research and DAS in the Delaware Court of Chancery alleging, among other things, breach of the Settlement Agreement and breach of representations and warranties made in the Settlement Agreement. In addition, the Company brought a fraudulent inducement claim against Acacia Research relating to the Settlement Agreement. Acacia Research and DAS filed separate motions to dismiss the Company's lawsuit. On December 30, 2010, the court dismissed the Company's breach of contract claims against Acacia Research and DAS, denied Acacia Research's and DAS' motions to dismiss the breach of representation and warranty claim against both Acacia Research and DAS, and permitted the Company to continue to pursue its fraudulent inducement claim against Acacia Research. The outcome of this matter is not presently determinable.

Pending or future litigation could have a material adverse impact on our results of operation and financial condition

In addition to intellectual property litigation, from time to time, we have been subject to other litigation. Regardless of the merits of any claims that may be brought against us, such litigation could result in a diversion of management's attention and resources and we may be required to incur significant expenses defending against these claims. If we are unable to prevail in litigation we could incur substantial liabilities. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that it is probable, we record a related liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, because of uncertainties relating to litigation, the amount of our estimates could be wrong. In addition to the related cost and use of cash, pending or future litigation could cause the diversion of management's attention and resources.

Because of the rights of our two classes of common stock, and because we are controlled by our existing holders of class B common stock, these stockholders could transfer control of MicroStrategy to a third party without the approval of our Board of Directors or our other stockholders, prevent a third party from acquiring MicroStrategy, or limit your ability to influence corporate matters

We have two classes of common stock: class A common stock and class B common stock. Holders of our class A common stock generally have the same rights as holders of our class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share. As of February 10, 2011, holders of our class B common stock owned 2,694,362 shares of class B common stock, or 77.2% of the total voting power. Michael J. Saylor, our Chairman, President and Chief Executive Officer, beneficially owned 393,146 shares of class A common stock and 2,358,700 shares of class B common stock, or 67.9% of the total voting power, as of February 10, 2011. Accordingly, Mr. Saylor is able to control MicroStrategy through his ability to determine the outcome of elections of our directors, amend our certificate of incorporation and by-laws and take other actions requiring the vote or consent of stockholders, including mergers, going-private transactions and other extraordinary transactions and their terms.

Our certificate of incorporation allows holders of class B common stock, all of whom are current employees or directors of our company or related parties, to transfer shares of class B common stock, subject to the approval of stockholders possessing a majority of the outstanding class B common stock. Mr. Saylor or a group of stockholders possessing a majority of the outstanding class B common stock could, without the approval of our Board of Directors or our other stockholders, transfer voting control of MicroStrategy to a third party. Such a transfer of control could have a material adverse effect on our business, operating results and financial condition. Mr. Saylor or a group of stockholders possessing a majority of the outstanding class B common stock will also be able to prevent a change of control of MicroStrategy, regardless of whether holders of class A common stock might otherwise receive a premium for their shares over the then current market price. In addition, this concentrated control limits stockholders' ability to influence corporate matters and, as a result, we may take actions that our non-controlling stockholders do not view as beneficial. As a result, the market price of our class A common stock could be adversely affected.

Revenue recognition accounting pronouncements may adversely affect our reported results of operations

We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these ongoing reviews and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, we may be required to modify our reported results, revenue recognition policies or business practices, which could have a material adverse effect on our results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

In January 2010, the Company entered into a lease for approximately 142,000 square feet of office space at a location in Northern Virginia that began serving as our new corporate headquarters in October 2010. The lease grants an abatement of base rent until March 2011. In May 2010, the Company entered into an amendment to the lease pursuant to which the Company leased an additional 24,000 square feet of office space at the same location. This amendment provides for an abatement of base rent on the additional space until July 2011. Additionally, the lease, as amended, includes tenant incentives and allowances which we may use for leasehold improvements. The initial term of the lease expires in December 2020.

In addition, we lease offices in domestic and foreign locations for our services and support, sales and marketing, research and development and administrative personnel. In the U.S., we lease, in addition to our corporate headquarters, approximately 63,000 square feet of office space. In various foreign locations, we lease approximately 202,000 square feet of office space.

Item 3. Legal Proceedings

On November 8, 2007, Diagnostic Systems Corp., a subsidiary of Acacia Research Corporation ("Acacia Research"), filed a complaint for patent infringement against the Company and a number of other unrelated defendants in the United States District Court for the Central District of California, Southern Division. On December 14, 2009, the Company and Acacia Research, Acacia Patent Acquisition LLC and Acacia Technology Services LLC reached a settlement with respect to the consolidated complaint (the "Settlement Agreement"), and on December 28, 2009, the Court dismissed all parties' claims with prejudice. On June 29, 2010, the Company received correspondence from a law firm representing Database Application Solutions LLC ("DAS"), an affiliate of Acacia Research, alleging that the Company infringes U.S. Patent Number 5,444,842 (the '842 Patent) and requesting a meeting to discuss whether the Company would be willing to pay DAS to license the '842 Patent. On August 17, 2010, the Company sued Acacia Research and DAS in the Delaware Court of Chancery alleging, among other things, breach of the Settlement Agreement and breach of representations and warranties made in the Settlement Agreement. In addition, the Company brought a fraudulent inducement claim against Acacia Research relating to the Settlement Agreement. Acacia Research and DAS filed separate motions to dismiss the Company's lawsuit. On December 30, 2010, the court dismissed the Company's breach of contract claims against Acacia Research and DAS, denied Acacia Research's and DAS' motions to dismiss the breach of representation and warranty claim against both Acacia Research and DAS, and permitted the Company to continue to pursue its fraudulent inducement claim against Acacia Research. The outcome of this matter is not presently determinable. Accordingly, no estimated liability for this matter has been accrued in the accompanying consolidated financial statements.

In February 2010, our corporate aircraft was damaged when the hangar space that we lease at Dulles International Airport to house the aircraft collapsed during snowfall in the Washington, DC area. We reported the hangar collapse to United States Aviation Underwriters, Inc. and United States Aircraft Insurance Group (collectively, the "USAU Group"), the agents for the insurance carriers and to the carriers themselves, who are Ace American Insurance Company and Liberty Mutual Insurance Company (collectively, the "Insurance Carriers"). On April 8, 2010, we sent a proof of loss statement to the Insurance Carriers in the amount of $50.0 million (the insured value of the aircraft) for the physical loss of the aircraft. On April 19, 2010, the Insurance Carriers rejected our proof of loss. On May 14, 2010, we sent a second proof of loss statement to the Insurance Carriers in the amount of $50.0 million for the accidental physical damage of the aircraft. On May 26, 2010, 821,393 LLC (the "LLC"), a subsidiary of MicroStrategy Services Corporation ("MSC"), filed a complaint against the Insurance Carriers in the Court of Common Pleas in Philadelphia County, Pennsylvania. The complaint sought damages from the Insurance Carriers resulting from their alleged: (1) breach of contract for failure to pay the Company's claim resulting from the physical loss of the aircraft; (2) breach of contract for failure to pay the Company's claim resulting from the damage to the aircraft; and (3) bad faith. On July 1, 2010, the LLC, together with the Company and MSC as new parties (the Company, MSC and the LLC, collectively, the "MicroStrategy Group"), filed an amended complaint, which added (1) the USAU Group as defendants and (2) new allegations in support of the MicroStrategy Group's bad faith claim against all of the defendants. On July 20, 2010, the defendants answered the amended complaint and filed a motion to dismiss on forum non conveniens grounds. The court granted the motion to dismiss on December 9, 2010.

On February 4, 2011, the MicroStrategy Group filed a complaint against the Insurance Carriers and the USAU Group in the Circuit Court of Fairfax County, Virginia. The complaint seeks damages from the Insurance Carriers and the USAU Group resulting from their alleged breach of contract for failure to pay the Company's claim resulting from the physical loss of the aircraft and breach of contract for failure to pay the Company's claim resulting from the damage to the aircraft. The outcome of this litigation is not presently determinable.

We are also involved in various other legal proceedings arising in the normal course of business. Although the outcomes of these other legal proceedings are inherently difficult to predict, we do not expect the resolution of these other legal proceedings to have a material adverse effect on our financial position, results of operations or cash flows.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our class A common stock is traded on the Nasdaq Global Market under the symbol "MSTR." The following table sets forth the high and low sales prices for the class A common stock for the periods indicated as reported by the Nasdaq Global Market:

	High	Low
Year ended December 31, 2010		
First Quarter	$106.86	$77.25
Second Quarter	90.72	66.00
Third Quarter	88.81	72.42
Fourth Quarter	91.74	77.00
Year ended December 31, 2009		
First Quarter	$ 42.58	$32.45
Second Quarter	52.45	33.68
Third Quarter	73.03	47.01
Fourth Quarter	96.59	68.70

There is no established public trading market for our class B common stock. As of February 10, 2011, there were approximately 1,773 stockholders of record of our class A common stock and 5 stockholders of record of our class B common stock.

Holders of our class A common stock generally have the same rights as holders of our class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share.

We have never declared or paid any cash dividends on either our class A or class B common stock and have no current plans to declare or pay any such dividends.

The following table provides information about our repurchases of equity securities during the periods indicated that are registered by us pursuant to Section 12 of the Exchange Act:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit) (1)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2)
October 1, 2010 – October 31, 2010	—	N/A	—	$482,083,183
November 1, 2010 – November 30, 2010	180,242	$88.69	180,242	$466,096,755
December 1, 2010 – December 31, 2010	128,897	$88.35	128,897	$454,708,615
Total:	309,139	$88.55	309,139	$454,708,615

(1) The Average Price Paid per Share includes broker commissions.

(2) On July 28, 2005, we announced that our Board of Directors had authorized our repurchase of up to an aggregate of $300.0 million of our class A common stock from time to time on the open market, pursuant to the 2005 Share Repurchase Program. The timing and amount of any shares repurchased is determined by our management based on its evaluation of market conditions and other factors. The 2005 Share Repurchase Program may be funded using our working capital, as well as proceeds from any credit facilities and other borrowing arrangements which we may enter into in the future. On April 29, 2008, our Board of Directors amended the 2005 Share Repurchase Program to increase the amount of class A common stock that we are authorized to repurchase from $300.0 million to $800.0 million in the aggregate. The term of the 2005 Share Repurchase Program was also extended to April 29, 2013, although the program may be suspended or discontinued by us at any time. As of December 31, 2010, we had repurchased an aggregate of 3,826,947 shares of our class A common stock at an average price per share of $90.23 and an aggregate cost of $345.3 million pursuant to the 2005 Share Repurchase Program. As of December 31, 2010, $454.7 million of our class A common stock remained available for repurchase pursuant to the 2005 Share Repurchase Program.

Performance Graph

The following graph compares the cumulative total stockholder return on the class A common stock of the Company from December 30, 2005 (the last trading day before the beginning of the Company's fifth preceding fiscal year) to December 31, 2010 (the last trading day of the fiscal year ended December 31, 2010) with the cumulative total return of (i) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) (the "Nasdaq Composite Index") and (ii) the Nasdaq Computer Index (the "NASDAQ Computer Index"). The graph assumes the investment of $100.00 on December 30, 2005 in the class A common stock of the Company, the NASDAQ Composite Index and the NASDAQ Computer Index, and assumes any dividends are reinvested. Measurement points are December 30, 2005, December 29, 2006, December 31, 2007, December 31, 2008, December 31, 2009 and December 31, 2010.


Comparison of Cumulative Total Return
Assumes Initial Investment of $100
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
2005
2006
2007
2008
2009
2010
MicroStrategy Incorporated
NASDAQ Composite Index
NASDAQ Computer Index

	12/30/05	12/29/06	12/31/07	12/31/08	12/31/09	12/31/10
MicroStrategy Incorporated	$100.00	$137.93	$115.05	$44.91	$113.72	$103.36
NASDAQ Composite Index	$100.00	$110.38	$122.14	$73.31	$106.57	$125.92
NASDAQ Computer Index	$100.00	$106.80	$131.02	$70.44	$121.59	$144.10

Item 6. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto, and other financial information appearing elsewhere in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Statements of Operations Data					
Revenues:					
Product licenses	$126,717	$101,856	$ 95,924	$100,344	$107,383
Product support and other services	327,860	275,932	264,469	235,029	202,903
Total revenues	454,577	377,788	360,393	335,373	310,286
Cost of revenues:					
Product licenses	7,637	6,607	1,877	3,055	2,763
Product support and other services	98,454	59,996	61,529	47,486	38,789
Total cost of revenues	106,091	66,603	63,406	50,541	41,552
Gross profit	348,486	311,185	296,987	284,832	268,734
Operating expenses:					
Sales and marketing	165,732	128,472	137,683	110,436	87,410
Research and development	50,566	41,796	30,571	35,171	33,068
General and administrative	81,599	54,613	60,933	49,514	45,813
Total operating expenses	297,897	224,881	229,187	195,121	166,291
Income from continuing operations before financing and other income and income taxes	50,589	86,304	67,800	89,711	102,443
Financing and other income (expense):					
Interest income, net	389	955	2,266	3,674	2,820
Other income (expense), net	3,982	(1,459)	705	(866)	(1,571)
Total financing and other income (expense)	4,371	(504)	2,971	2,808	1,249
Income from continuing operations before income taxes	54,960	85,800	70,771	92,519	103,692
Provision for income taxes	11,168	25,293	29,003	33,311	31,520
Income from continuing operations	43,792	60,507	41,768	59,208	72,172
Discontinued operations:					
Gain from sale of discontinued operations, net of tax	—	14,437	—	—	—
(Loss) income from discontinued operations, net of tax	—	(107)	65	(740)	(1,296)
Discontinued operations, net of tax	—	14,330	65	(740)	(1,296)
Net income	$ 43,792	$ 74,837	$ 41,833	$ 58,468	$ 70,876
Basic earnings (loss) per share (1):					
From continuing operations	$ 3.85	$ 5.08	$ 3.51	$ 4.80	$ 5.56
From discontinued operations	—	1.20	0.01	(0.06)	(0.10)
Basic earnings per share	$ 3.85	$ 6.28	$ 3.52	$ 4.74	$ 5.46
Weighted average shares outstanding used in computing basic earnings per share	11,378	11,906	11,886	12,325	12,987
Diluted earnings (loss) per share (1):					
From continuing operations	$ 3.72	$ 4.92	$ 3.39	$ 4.61	$ 5.29
From discontinued operations	—	1.17	0.01	(0.06)	(0.09)
Diluted earnings per share	$ 3.72	$ 6.09	$ 3.40	$ 4.55	$ 5.20
Weighted average shares outstanding used in computing diluted earnings per share	11,779	12,284	12,303	12,853	13,633

	As of December 31,				
	2010	2009	2008	2007	2006
			(in thousands)		
Balance Sheet Data					
Cash and cash equivalents	$174,097	$224,769	$122,915	$ 85,194	$ 78,980
Restricted cash	284	549	619	2,982	3,799
Short-term investments	—	—	3	8	16
Assets held-for-sale	—	—	4,964	4,272	995
Net working capital (2)	110,288	152,585	71,278	55,241	62,639
Long-term investments	—	—	—	—	—
Deferred tax assets, net, short-term	13,670	12,642	26,743	29,652	29,510
Deferred tax assets, net, long-term	5,029	6,490	17,105	35,347	57,944
Total assets	381,566	383,330	292,139	242,191	249,344
Liabilities held-for-sale	—	—	6,325	3,436	1,396
Deferred revenue and advance payments, short-term	89,331	77,783	66,495	64,234	56,547
Deferred revenue and advance payments, long-term	7,878	3,845	1,679	1,368	1,127
Long-term liabilities, excluding deferred revenue and advance payments	37,946	12,622	9,268	9,137	1,710
Total stockholders' equity	149,172	214,228	138,041	103,329	133,151

(1) Basic and fully diluted earnings per share for class A and class B common stock are the same.

(2) Net working capital is equivalent to current assets less current liabilities, including net assets (liabilities) of discontinued operations, deferred revenue and advance payments and contingencies from terminated contracts.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Information

This discussion contains forward-looking statements within the meaning of Section 21E of the Exchange Act. For this purpose, any statements contained herein that are not statements of historical fact, including without limitation, certain statements regarding industry prospects and our results of operations or financial position, may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. The important factors discussed under "Item 1A. Risk Factors," among others, could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by management from time to time. Such forward-looking statements represent management's current expectations and are inherently uncertain. Investors are warned that actual results may differ from management's expectations.

Overview

We are a worldwide provider of business intelligence software that enables companies to report, analyze and monitor the data stored across their enterprise to reveal the trends and insights needed to make better business decisions. MicroStrategy's business intelligence software platform delivers actionable information to business users via e-mail, web and mobile devices, including the iPhone®, iPad® and BlackBerry®. MicroStrategy facilitates customer BI solutions utilizing MicroStrategy software with a comprehensive offering of consulting, education, technical support, and technical advisory services for our customers and strategic partners.

The MicroStrategy 9 software platform enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence and delivering reports and information dashboards about the users' business performance. MicroStrategy 9 can be used by companies to provide their employees with information to make data-driven business and management decisions. By integrating information from across the enterprise, solutions built on the MicroStrategy platform are designed to give analysts, managers, and executives the critical insight they need to reduce costs, reallocate resources, improve efficiencies and optimize operations. MicroStrategy 9 can also be used to build stronger relationships with business partners and suppliers with insights used to manage inventory levels, analyze supply chains, and track vendor performance.

Our core business intelligence ("BI") business derives its revenues from product licenses and product support and other services. Product licenses revenues are derived from the sale of software licenses for our MicroStrategy 9 business intelligence platform and related products. We license our software to end users through our direct sales organization and through indirect sales channels, such as resellers, systems integrators and original equipment manufacturers, or OEMs. Our arrangements with customers typically include: (a) an end user license fee paid for the use of our products in perpetuity or over a specified term; (b) an annual maintenance agreement that provides for software updates and upgrades and technical support for an annual fee; and (c) a services work order for implementation, consulting and training, generally for a fee determined on a time-and-materials basis or, in certain circumstances, a fixed-fee.

In 2010, we operated one non-core business, Angel.com, that focused outside of the BI software and services market. Angel.com is a provider of interactive voice response and call center solutions. In 2009, we operated two non-core businesses – Angel.com, which we operated during all of 2009, and Alarm.com, a provider of web-enabled residential and commercial security and activity monitoring technology, which we operated prior to its sale in February 2009. For all periods presented, financial results for Alarm.com are classified as discontinued operations.

On February 13, 2009, we completed the sale of our equity interest in Alarm.com for consideration of $24.5 million in cash net of post-closing purchase price adjustments and transaction costs totaling $3.3 million in the aggregate. The sale resulted in a gain of $14.4 million, net of tax. Accordingly, on our Consolidated Balance Sheets, we classified the associated assets and liabilities of the Alarm.com business as held-for-sale. In our Consolidated Statements of Operations, we classified the operations of the Alarm.com business as Income (Loss) from Discontinued Operations, net of tax, because we have not had significant continuing involvement or cash flows from this business following the divestiture. All assets and liabilities that are reported in these financial statements as "held-for-sale" are reported at the lower of the carrying cost or fair value less cost to sell.

The following tables set forth certain operating highlights for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	Core BI Business Year Ended December 31, 2010	Angel.com Year Ended December 31, 2010	Consolidated Year Ended December 31, 2010
Revenues			
Product licenses	$126,717	$ —	$126,717
Product support and other services	309,371	—	309,371
Angel.com services	—	18,489	18,489
Total revenues	**436,088**	**18,489**	**454,577**
Cost of Revenues			
Product licenses	7,637	—	7,637
Product support and other services	89,718	—	89,718
Angel.com services	—	8,736	8,736
Total cost of revenues	**97,355**	**8,736**	**106,091**
Gross profit	**338,733**	**9,753**	**348,486**
Operating Expenses			
Sales and marketing	157,459	8,273	165,732
Research and development	47,239	3,327	50,566
General and administrative	79,390	2,209	81,599
Total operating expenses	**284,088**	**13,809**	**297,897**
Income (loss) from continuing operations before financing and other income and income taxes	**$ 54,645**	**$ (4,056)**	**$ 50,589**

	Core BI Business Year Ended December 31, 2009	Angel.com Year Ended December 31, 2009	Consolidated Year Ended December 31, 2009
Revenues			
Product licenses	$101,856	$ —	$101,856
Product support and other services	261,956	—	261,956
Angel.com services	—	13,976	13,976
Total revenues	**363,812**	**13,976**	**377,788**
Cost of Revenues			
Product licenses	6,607	—	6,607
Product support and other services	54,625	—	54,625
Angel.com services	—	5,371	5,371
Total cost of revenues	**61,232**	**5,371**	**66,603**
Gross profit	**302,580**	**8,605**	**311,185**
Operating Expenses			
Sales and marketing	123,690	4,782	128,472
Research and development	38,042	3,754	41,796
General and administrative	52,741	1,872	54,613
Total operating expenses	**214,473**	**10,408**	**224,881**
Income (loss) from continuing operations before financing and other income and income taxes	**$ 88,107**	**$ (1,803)**	**$ 86,304**

	Core BI Business	Angel.com	Consolidated
	Year Ended December 31, 2008	Year Ended December 31, 2008	Year Ended December 31, 2008
Revenues			
Product licenses	$ 95,924	$ —	$ 95,924
Product support and other services	253,660	—	253,660
Angel.com services	—	10,809	10,809
Total revenues	**349,584**	**10,809**	**360,393**
Cost of Revenues			
Product licenses	1,877	—	1,877
Product support and other services	59,331	—	59,331
Angel.com services	—	2,198	2,198
Total cost of revenues	**61,208**	**2,198**	**63,406**
Gross profit	**288,376**	**8,611**	**296,987**
Operating Expenses			
Sales and marketing	129,721	7,962	137,683
Research and development	27,546	3,025	30,571
General and administrative	60,651	282	60,933
Total operating expenses	**217,918**	**11,269**	**229,187**
Income (loss) from continuing operations before financing and other income and income taxes	**$ 70,458**	**$ (2,658)**	**$ 67,800**

The business intelligence market is highly competitive and our results of operations depend on our ability to market and sell product offerings that provide customers with greater value than those offered by our competitors. Organizations recently have sought, and we expect may continue to seek, to standardize their various business intelligence applications around a single software platform. This trend presents both opportunities and challenges for our business. It offers us the opportunity to increase the size of transactions with new customers and to expand the size of our business intelligence installations with existing customers. On the other hand, it presents the challenge that we may not be able to penetrate accounts that a competitor has penetrated or in which a competitor is the incumbent business intelligence application provider. In addition, companies with industry leading positions in certain software markets, such as Microsoft, Oracle, IBM and SAP, have incorporated business intelligence capabilities into their product suites. As a result, our products need to be sufficiently differentiated from these bundled software offerings to create customer demand for our platform and products.

To address these opportunities and challenges, we are implementing a number of initiatives, including:

- significantly increasing our sales and marketing activities to create brand awareness in an effort to obtain new customer relationships, as well as to expand and strengthen our existing customer base;
- offering mobile application platforms for creating and deploying BI applications to the expanding community of users of mobile devices;
- concentrating our research and development efforts on maintaining our position as a technology leader by continuing to innovate and lead in enterprise business intelligence, improving the capability of our products to efficiently handle the ever increasing volume of data and user scalability needs of our current and future customers, and adding analytical and end user features to support the increasing levels of sophistication in our customers' business intelligence needs and applications, such as the incorporation of "dynamic enterprise dashboards" to our interfaces; and
- forming a "High Performance and Scalability Lab", creating a dedicated Performance Engineering team, and focusing specific research and development efforts on providing our customers with the highest levels of performance for BI applications of all sizes.

In January 2010, we entered into a lease for approximately 142,000 square feet of office space at a location in Northern Virginia that began serving as our new corporate headquarters in October 2010. The lease grants an abatement of base rent until March 2011. In May 2010, we entered into an amendment to the lease pursuant to which we have leased an additional

24,000 square feet of office space at the same location. This amendment provides for an abatement of base rent on the additional space until July 2011. Additionally, the lease, as amended, includes tenant incentives and allowances which we may use for leasehold improvements. Notwithstanding the rent abatements, we are recognizing lease expense ratably over the term of the lease. As we continued to pay rent and recognize lease expense on our former corporate headquarters through October 2010, we incurred a non-recurring increase in operating expenses of approximately $5.3 million in 2010.

We base our internal operating expense forecasts on expected revenue trends and strategic objectives. Many of our expenses, such as office leases and certain personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough in any particular period to offset any unexpected revenue shortfall in that period. Accordingly, any shortfall in revenue may cause significant variation in our operating results. We therefore believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates, particularly estimates relating to revenue recognition, allowance for doubtful accounts, valuation of property and equipment, litigation and contingencies and valuation of net deferred tax assets, have a material impact on our financial statements and are discussed in detail throughout our analysis of the results of operations discussed below. In some cases, changes in accounting estimates are reasonably likely to occur from period to period.

In addition to evaluating estimates relating to the items discussed above, we also consider other estimates and judgments, including, but not limited to, those related to software development costs, provision for income taxes, and other contingent liabilities, including liabilities that we deem not probable of assertion. We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity that are not readily apparent from other sources. Actual results and outcomes could differ from these estimates and assumptions.

MicroStrategy does not have any material ownership interest in any special purpose or other entities that are not wholly-owned and/or consolidated into our consolidated financial statements. Additionally, MicroStrategy does not have any material related party transactions.

Revenue recognition. We recognize revenue from sales of software licenses to end users upon:

1) persuasive evidence of an arrangement, as provided by agreements, contracts, purchase orders or other arrangements, generally executed by both parties;
2) existence of a fixed or determinable fee;
3) delivery of the software; and
4) determination that collection is reasonably assured.

When the fees for software upgrades and enhancements, technical support, consulting and education are bundled with the license fee, they are unbundled for revenue recognition purposes using vendor specific objective evidence of fair value ("VSOE") of the elements.

Product support or post contract support ("PCS") revenue is derived from providing technical software support and software updates and upgrades to customers. PCS revenue is recognized ratably over the term of the contract, which in most cases is one year. Our VSOE for PCS, which includes updates, upgrades, and enhancements, is determined based upon the optional stated renewal fee for PCS in the contract, which is the price the customer is required to pay when PCS is renewed. Additionally, the optional stated renewal fee used to establish VSOE for PCS in a software transaction must be above our minimum substantive VSOE rate for PCS. If a stated renewal rate is considered non-substantive, VSOE of PCS has not been established and we recognize all revenue under the arrangement ratably over the PCS period. A minimum substantive VSOE rate is determined based upon an analysis of historical sales of PCS. For a renewal rate to be non-substantive, we believe it must be significantly lower than our minimum VSOE rate.

Revenue from consulting, education and other services is recognized as the services are performed. Our VSOE for services other than PCS is determined based upon an analysis of our historical sales of each element when sold separately from software.

For new offerings of services other than PCS or service offerings that have not had a sufficient history of sales activity, we initially establish VSOE based on the list price as determined by management with the relevant authority. Each service offering has a single list price in each country where sold.

If VSOE exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, the arrangement fee is first allocated to the elements where evidence of fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of an arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements or until all elements of the arrangement are delivered, subject to certain limited exceptions.

When a software license arrangement requires us to provide significant production, customization or modification of the software, or when the customer considers these services essential to the functionality of the software product, both the product licenses revenue and consulting services revenue are recognized using the percentage of completion method. Under percentage of completion accounting, both product licenses and consulting services revenue are recognized as work progresses based upon labor hours incurred. Any expected losses on contracts in progress are expensed in the period in which the losses become probable and reasonably estimable. There were no contracts accounted for under the percentage of completion method for the years ended December 31, 2010, 2009 and 2008.

If an arrangement includes acceptance criteria, revenue is not recognized until we can objectively demonstrate that the software or service can meet the acceptance criteria or the acceptance period lapses, whichever occurs earlier. If a software license arrangement obligates us to deliver specified future products or upgrades, revenue is recognized when the specified future product or upgrades are delivered or when the obligation to deliver specified future products expires, whichever occurs earlier. If a software license arrangement obligates us to deliver unspecified future products, then revenue is recognized on a subscription basis, ratably over the term of the contract.

License revenue derived from sales to resellers or OEMs who purchase our products for resale is recognized upon sufficient evidence that the products have been sold to the ultimate end users, provided all other revenue recognition criteria have been met. Our standard software license and reseller agreements do not include any return rights other than the right to return non-conforming products for repair or replacement under our standard product warranties. During the last three fiscal years, we have not experienced any product returns related to warranty claims.

Our standard software license agreements do not include any price protection or similar rights. We offer price protection to certain government agencies as required by applicable laws and regulations. For example, transactions under our General Services Administration Federal Supply Schedule contract must comply with the Price Reductions clause. In addition, certain government agencies have the right to cancel contracts for "convenience". During the last three fiscal years, amounts related to price protection, or similar rights clauses and contracts cancelled for convenience were not significant.

Amounts collected prior to satisfying the Company's revenue recognition criteria are included in deferred revenue and advance payments in the accompanying consolidated balance sheets.

Software revenue recognition requires judgment, including a determination that collectibility is reasonably assured, the fee is fixed and determinable, whether a software arrangement includes multiple elements, and if so, whether VSOE exists for those elements. Judgment is also required to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products.

Allowance for doubtful accounts. We have established an allowance for doubtful accounts, which represents our best estimate of probable losses inherent in the accounts receivable balance. We evaluate specific accounts when we become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its liquidity or financial viability, credit ratings or bankruptcy. Each quarter, we adjust this allowance based upon management's review and assessment of each category of receivable. While actual credit losses have historically been within management's expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates we have in the past. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows: three years for computer equipment and purchased software, five years for office equipment and automobiles, and ten years for office furniture and our corporate aircraft, which has an estimated salvage value of 70%. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the term of the lease, whichever is shorter. We periodically evaluate the appropriateness of the estimated useful lives and salvage value of all property and equipment. Any change in the estimated useful life or salvage value is treated as a change in estimate and accounted for prospectively in the period of change and future periods.

Expenditures for maintenance and repairs are charged to expense as incurred, except for certain costs related to the aircraft. The costs of normal, recurring, or periodic repairs and maintenance activities related to the aircraft are expensed as incurred. The cost of planned major maintenance activities ("PMMA") may be treated differently because those activities may involve the acquisition of additional aircraft components or the replacement of existing aircraft components. PMMA are performed periodically based on passage of time and/or use of the aircraft. The classification of a maintenance activity as part of PMMA requires judgment and can affect the amount of expense we recognize in any particular period. The cost of each PMMA is expected to be capitalized and amortized over the period until the next scheduled PMMA.

When assets are retired or sold, the capitalized cost and related accumulated depreciation are removed from the property and equipment accounts and any resulting gain or loss is recognized in the results of operations.

Eligible internal-use software development costs are capitalized subsequent to the completion of the preliminary project stage. Such costs include external direct material and service costs, employee payroll and payroll-related costs. After all substantial testing and deployment is completed and the software is ready for its intended use, capitalization ceases and internal-use software development costs are amortized using the straight-line method over the estimated useful life of the software, generally three years.

We review long-lived assets, including intangible assets, for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an asset is impaired, the asset is written down by the amount by which the carrying value of the asset exceeds the related fair value of the asset.

In February 2010, our corporate aircraft was damaged when the hangar space that we lease at Dulles International Airport to house the aircraft collapsed during snowfall in the Washington, DC area. Based on an initial inspection and damage assessment performed in the third quarter of 2010, we estimated the damage to the aircraft was at least $1.9 million, which estimate reflected only the approximate cost of the damaged components of the aircraft as identified during a visual inspection. Accordingly, during the third quarter of 2010, we recorded a $1.9 million impairment charge for a loss of property and equipment related to the aircraft damage, reflecting the low end of the range of potential impairment. During the fourth quarter of 2010, the initial damage assessment was refined, raising the minimum damage estimate by approximately $1.7 million and, accordingly, we recorded an additional impairment charge of $1.7 million for a total of $3.6 million for the year ended December 31, 2010. However, the estimated damage to the aircraft could be as much as $46.2 million, the carrying value that was reflected on our balance sheet at December 31, 2010 prior to any impairment. Since we do not believe that any amount within the range of $3.6 million to $46.2 million is a better estimate at this time than any other amount within such range, we recorded the minimum of the range for the year ended December 31, 2010. As the inspection and damage assessment process continues, additional information may become available that would enable us to make a more accurate estimate of the damage to the aircraft, and would help to determine whether the aircraft must be deemed a total loss.

Litigation and Contingencies. We are subject to various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

In February 2010, our corporate aircraft was damaged when the hangar space that we lease at Dulles International Airport to house the aircraft collapsed during snowfall in the Washington, DC area. We reported the hangar collapse to United States Aviation Underwriters, Inc. and United States Aircraft Insurance Group (collectively, the "USAU Group"), the agents for the insurance carriers and to the carriers themselves, who are Ace American Insurance Company and Liberty Mutual Insurance Company (collectively, the "Insurance Carriers"). On April 8, 2010, we sent a proof of loss statement to the Insurance Carriers in the amount of $50.0 million (the insured value of the aircraft) for the physical loss of the aircraft. On April 19, 2010, the Insurance Carriers rejected the Company's proof of loss. On May 14, 2010, the Company sent a second proof of loss statement to the Insurance Carriers in the amount of $50.0 million for the accidental physical damage of the aircraft. On February 4, 2011, 821,393 LLC (the "LLC"), a subsidiary of MicroStrategy Services Corporation ("MSC"), together with the Company and MSC, filed a complaint against the Insurance Carriers and the USAU Group in the Circuit Court of Fairfax County, Virginia. The complaint seeks damages from the Insurance Carriers and the USAU Group resulting from their alleged breach of contract for failure to pay the Company's claim resulting from the physical loss of the aircraft and breach of contract for failure to pay the Company's claim resulting from the damage to the aircraft. In 2010, we recorded a $3.6 million impairment charge for a loss of property and equipment associated with damage to the aircraft. We subsequently received a payment under our insurance policy of $3.6 million, which represents the minimum damage amount estimated with respect to the aircraft.

In 2009, we settled a lawsuit with Business Objects Americas, Inc. relating to claims involving patent infringement. During the first quarter of 2008, we had recorded a $2.4 million accrued liability related to this claim in general and administrative expenses in our consolidated statement of operations. In December 2009, we reached a settlement and made a payment in the amount of $1.0 million. The remaining accrual of $1.4 million was released in December 2009 and was recorded as a reduction in general and administrative expense.

We have contingent liabilities that, in management's judgment, are not probable of assertion. If such unasserted contingent liabilities were to be asserted, or become probable of assertion, we may be required to record significant expenses and liabilities in the period in which these liabilities are asserted or become probable of assertion.

Income Taxes. In determining our net deferred tax assets and valuation allowances, management is required to make judgments and estimates related to projections of domestic and foreign profitability, the timing and extent of the utilization of net operating loss carryforwards, changes in applicable tax laws, transfer pricing methods, and prudent and feasible tax planning strategies. However, judgments and estimates related to our projections and assumptions are inherently uncertain; therefore, actual results could differ materially from our projections, which could impact the carrying value of our net deferred tax assets in future periods.

As a global company with subsidiaries in many countries, we are required to calculate and provide for estimated income tax liabilities for each of the tax jurisdictions in which we operate. This process involves estimating current tax liabilities and exposures in each jurisdiction as well as making judgments regarding the future recoverability of deferred tax assets. Changes in the estimated level of annual pre-tax income, changes in tax laws related to the utilization of net operating losses in various jurisdictions, changes in tax rates, and changes resulting from tax audits can all affect the overall effective income tax rate which, in turn, impacts the overall level of income tax expense and net income. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider past and future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. If we determine that we would not be able to realize all or part of net deferred tax assets in the future, an adjustment to deferred tax assets would reduce income in the period that such determination was made.

Impact of Foreign Currency Exchange Rate Fluctuations on Results of Operations

We conduct a significant portion of our business in currencies other than the U.S. dollar, the currency in which we report our consolidated financial statements. Historically, we have generated a significant portion of our revenues and incurred a significant portion of our expenses in euros and British pounds sterling. As currency rates change from quarter to quarter and year over year, our results of operations may be impacted. The table below summarizes the impact (in thousands) of fluctuations in foreign currency exchange rates on certain components of our consolidated statements of operations by showing the (decrease) increase in revenues or expenses, as applicable, from the prior year. The term "international" refers to operations outside of the United States and Canada.

	Years Ended December 31,		
	2010	2009	2008
International product licenses revenues	$(1,386)	$(1,402)	$ 732
International product support revenues	(1,069)	(6,153)	3,098
International other services revenues	(258)	(1,987)	887
Cost of product support revenues	47	(443)	89
Cost of other services revenues	(189)	(1,820)	856
Sales and marketing expenses	(428)	(3,895)	1,452
General and administrative expenses	75	(1,535)	743

For example, if there had been no change to foreign currency exchange rates from 2009 to 2010, international product licenses revenues would have been $55.2 million rather than $53.8 million for the year ended December 31, 2010. If there had been no change to foreign currency exchange rates from 2009 to 2010, sales and marketing expenses for our core BI business would have been $157.9 million rather than $157.5 million for the year ended December 31, 2010.

Results of Operations

Comparison of the years ended December 31, 2010, 2009 and 2008

Revenues

Except as otherwise indicated herein, the term "domestic" refers to operations in the United States and Canada, and the term "international" refers to operations outside of the United States and Canada.

Product licenses revenues. The following table sets forth product licenses revenues (in thousands) and percentage changes for the periods indicated:

	Years Ended December 31,			% Change in 2010	% Change in 2009
	2010	2009	2008		
Product Licenses Revenues:					
Domestic	$ 72,937	$ 59,749	$57,848	22.1%	3.3%
International	53,780	42,107	38,076	27.7%	10.6%
Total product licenses revenues	$126,717	$101,856	$95,924	24.4%	6.2%

	Years Ended December 31,		
	2010	2009	2008
Product Licenses Transactions with Recognized Licenses Revenue in the Applicable Period:			
Above $1.0 million of licenses revenue recognized	12	10	10
From $500,000 to $1.0 million of licenses revenue recognized	28	26	20
Total	40	36	30
Domestic:			
Above $1.0 million of licenses revenue recognized	7	6	9
From $500,000 to $1.0 million of licenses revenue recognized	17	17	11
Total	24	23	20
International:			
Above $1.0 million of licenses revenue recognized	5	4	1
From $500,000 to $1.0 million of licenses revenue recognized	11	9	9
Total	16	13	10

The following table sets forth the recognized revenue attributable to product licenses transactions, grouped by size, for the periods indicated:

	Years Ended December 31,			% Change	% Change
	2010	2009	2008	in 2010	in 2009
Product Licenses Revenue Recognized in the Applicable Period (in thousands):					
Above $1.0 million of licenses revenue recognized	$ 22,739	$ 17,864	$17,757	27.3%	0.6%
From $500,000 to $1.0 million of licenses revenue recognized	18,766	16,335	13,430	14.9%	21.6%
Below $500,000 of licenses revenue recognized	85,212	67,657	64,737	25.9%	4.5%
Total	126,717	101,856	95,924	24.4%	6.2%
Domestic:					
Above $1.0 million of licenses revenue recognized	$ 14,034	$ 12,021	$14,987	16.7%	-19.8%
From $500,000 to $1.0 million of licenses revenue recognized	11,279	11,506	7,650	-2.0%	50.4%
Below $500,000 of licenses revenue recognized	47,624	36,222	35,211	31.5%	2.9%
Total	72,937	59,749	57,848	22.1%	3.3%
International:					
Above $1.0 million of licenses revenue recognized	8,705	5,843	2,770	49.0%	110.9%
From $500,000 to $1.0 million of licenses revenue recognized	7,487	4,829	5,780	55.0%	-16.5%
Below $500,000 of licenses revenue recognized	37,588	31,435	29,526	19.6%	6.5%
Total	$ 53,780	$ 42,107	$38,076	27.7%	10.6%

For the years ended December 31, 2010, 2009 and 2008, product licenses transactions with at least $500,000 in recognized revenue represented 32.8%, 33.6%, and 32.5%, respectively, of our product licenses revenues. During 2010, our top three product licenses transactions totaled $8.3 million in recognized revenue, or 6.5% of total product licenses revenues, compared to $8.3 million and $9.1 million during 2009 and 2008, respectively, or 8.2% and 9.5% of total product licenses revenues during 2009 and 2008, respectively.

Product licenses revenues increased during 2010, as compared to the prior year, primarily due to an increase in the average deal size of product licenses transactions with less than $500,000 in recognized revenue.

Product licenses revenues increased during 2009, as compared to the prior year, primarily due to an increase in the number of product licenses transactions with between $500,000 and $1.0 million in recognized revenue and an increase in the average deal size of product licenses transactions with less than $500,000 in recognized revenue.

Domestic product licenses revenues. Domestic product licenses revenues increased during 2010, as compared to the prior year, primarily due to an increase in the average deal size of product licenses transactions with less than $500,000 in recognized revenue, as well as an increase in the number of product licenses transactions with more than $1.0 million in recognized revenue.

Domestic product licenses revenues increased during 2009, as compared to the prior year, primarily due to an increase in the number of product licenses transactions with between $500,000 and $1.0 million in recognized revenue.

International product licenses revenues. International product licenses revenues increased during 2010, as compared to the prior year, primarily due to an increase in the average deal size of product licenses transactions with less than $500,000 in recognized revenue as well as an increase in the average deal size and number of product licenses transactions with more than $500,000 in recognized revenue.

International product licenses revenues increased during 2009, as compared to the prior year, primarily due to an increase in the number of product licenses transactions with more than $1.0 million in recognized revenue.

Product support and other services revenues for our core BI business. The following table sets forth product support and other services revenues (in thousands) for our core BI business and related percentage changes in these revenues for the periods indicated:

	Years Ended December 31,			% Change in 2010	% Change in 2009
	2010	2009	2008		
Product Support and Other Services Revenues:					
Product Support					
Domestic	$121,394	$111,470	$105,685	8.9%	5.5%
International	89,411	81,609	78,348	9.6%	4.2%
Total product support revenues	210,805	193,079	184,033	9.2%	4.9%
Consulting	82,205	54,142	54,132	51.8%	0.0%
Education	16,361	14,735	15,495	11.0%	-4.9%
Total product support and other services revenues	$309,371	$261,956	$253,660	18.1%	3.3%

Product support revenues. Product support revenues are derived from providing technical software support and software updates and upgrades to customers. Product support revenues are recognized ratably over the term of the support contract, which in most cases is one year.

Both domestic and international product support revenues increased during 2010, as compared to the prior year. Contributing to this increase was an 8.1% growth in the number of technical support contracts, which generated $15.7 million in additional revenues, as well as an increase in average annual support prices, which generated $2.0 million in additional revenues.

Both domestic and international product support revenues increased during 2009, as compared to the prior year. Contributing to this increase was a 10.5% growth in the number of technical support contracts, which generated $19.2 million in additional revenues. The increase in product support revenues was partially offset by a $10.2 million decrease in revenues as a result of decreases in average annual support prices.

Consulting revenues. Consulting revenues are derived from helping customers plan and execute the deployment of our software.

Consulting revenues increased during 2010, as compared to the prior year, primarily due to an increase in the number of billable hours provided to our customers, which generated $36.0 million in additional revenues, partially offset by a $7.9 million decrease in revenues as a result of a decrease in the average hourly rate.

Consulting revenues remained flat during 2009, as compared to the prior year, primarily due to an increase in the number of billable hours provided to our customers, which generated $7.7 million in additional revenues, offset by a $7.6 million decrease in revenues as a result of a decrease in the average hourly rate.

Education revenues. Education revenues are derived from the education and training that we provide to our customers to enhance their ability to fully utilize the features and functionality of our software. Education revenues increased during 2010, as compared to the prior year, primarily due to an increase in the number of students trained. Education revenues decreased during 2009, as compared to the prior year, primarily due to a decrease in the number of students trained.

Angel.com services revenues. The following table sets forth Angel.com services revenues (in thousands) and percentage changes in Angel.com revenues for the periods indicated:

	Years Ended December 31,			% Change in 2010	% Change in 2009
	2010	2009	2008		
Angel.com services	$18,489	$13,976	$10,809	32.3%	29.3%

Angel.com services revenues increased during each of 2010 and 2009, as compared to the prior year, primarily due to increases in the number of customers and higher-value contracts, as well as additional services offered.

Costs and Expenses

Cost of Revenues. The following table sets forth cost of revenues (in thousands) and percentage changes in cost of revenues for the periods indicated:

	Years Ended December 31,			% Change in 2010	% Change in 2009
	2010	2009	2008		
Cost of Revenues:					
Product licenses	$ 7,637	$ 6,607	$ 1,877	15.6%	252.0%
Product support	11,280	9,933	12,839	13.6%	-22.6%
Consulting	70,527	38,463	39,058	83.4%	-1.5%
Education	7,911	6,229	7,434	27.0%	-16.2%
Angel.com services	8,736	5,371	2,198	62.7%	144.4%
Total cost of revenues	$106,091	$66,603	$63,406	59.3%	5.0%

Cost of product licenses revenues. Cost of product licenses revenues consists of amortization of capitalized software development costs and the costs of product manuals, media and royalties paid to third-party software vendors. Capitalized software development costs are typically amortized over a useful life of three years.

Cost of product licenses revenues increased during 2010, as compared to the prior year, primarily due to the increase in amortization of capitalized software development costs related to the release of MicroStrategy 9 in March 2009 and the release of MicroStrategy Mobile in June 2010. We expect to amortize the remaining $7.3 million balance of capitalized software development costs related to the development of our MicroStrategy 9 platform ratably over the remaining 15 month amortization period. We expect to amortize the remaining $1.8 million balance of capitalized software development costs related to the development of MicroStrategy Mobile ratably over the remaining 30 month amortization period.

Cost of product licenses revenues increased during 2009, as compared to the prior year, primarily due to the increase in amortization of capitalized software development costs related to the release of MicroStrategy 9 in March 2009.

Cost of product support revenues. Cost of product support revenues consists of product support personnel and related overhead costs.

The increase in cost of product support revenues during 2010, as compared to the prior year, was primarily due to an increase in compensation and related costs, including bonuses and travel and entertainment expenditures associated with an increase in staffing levels to support our increased customer base. Product support headcount increased 32.1% to 144 at December 31, 2010 from 109 at December 31, 2009.

The decrease in cost of product support revenues during 2009, as compared to the prior year, was primarily due to a decrease in compensation costs, including bonuses and travel and entertainment expenditures, due to lower staffing levels during the second and third quarters of 2009. Product support headcount decreased 4.4% to 109 at December 31, 2009 from 114 at December 31, 2008.

Cost of consulting revenues. Cost of consulting revenues consists of personnel and related overhead costs. Cost of consulting revenues increased $32.1 million during 2010, as compared to the prior year, primarily due to increases in staffing levels and subcontractor costs and related compensation, travel, and overhead costs, incurred to support our increased customer base. Excluding a $9.8 million increase in billable subcontractor costs, cost of consulting revenues increased $22.3 million during 2010, as compared to the prior year, with 74.9% of the increase attributable to an increase in compensation and related costs, 14.2% of the increase attributable to an increase in travel and entertainment expenditures and 10.5% of the increase attributable to increases in facility and other related support costs. Consulting headcount increased 106.4% to 712 at December 31, 2010 from 345 at December 31, 2009. The increase in headcount was primarily due to increased staffing levels domestically and in our Poland consulting center.

Cost of consulting revenues decreased $0.6 million during 2009, as compared to the prior year. Excluding a $1.5 million increase in billable subcontractor costs, cost of consulting revenues decreased by a total of $2.1 million during 2009, as compared to the prior year, with 33.9% of the decrease attributable to a decrease in travel and entertainment expenditures, 23.2% of the decrease attributable to decreases in facility and other related support costs, 22.1% of the decrease attributable to a decrease in recruiting costs and 20.8% of the decrease attributable to a decrease in compensation and related costs. Consulting headcount increased 4.9% to 345 at December 31, 2009 from 329 at December 31, 2008.

Cost of education revenues. Cost of education revenues consists of personnel and related overhead costs. The increase in cost of education revenues during 2010, as compared to the prior year, was primarily attributable to an increase in compensation and related costs associated with an increase in staffing levels to support our increased customer base. The decrease in cost of education revenues during 2009, as compared to the prior year, was primarily attributable to a decrease in staffing levels. Education headcount increased 35.0% to 54 at December 31, 2010 from 40 at December 31, 2009. Education headcount decreased 31.0% to 40 at December 31, 2009 from 58 at December 31, 2008.

Cost of Angel.com services revenues. Cost of Angel.com services revenues includes hardware and hosting costs, personnel and related overhead costs. The increases in cost of Angel.com services revenues during 2010 and 2009, as compared to the prior years, were the result of increases in customer demand, which required us to purchase additional hosting capacity.

Sales and marketing and general and administrative expenses for our core BI business. The following table sets forth sales and marketing and general and administrative expenses (in thousands) for our core BI business and related percentage changes in these expenses for the periods indicated:

	Years Ended December 31,			% Change in 2010	% Change in 2009
	2010	2009	2008		
Sales and marketing	$157,459	$123,690	$129,721	27.3%	-4.6%
General and administrative	79,390	52,741	60,651	50.5%	-13.0%
Total	$236,849	$176,431	$190,372	34.2%	-7.3%

Sales and marketing expenses for our core BI business. Sales and marketing expenses for our core BI business consists of personnel costs, commissions, office facilities, travel, advertising, public relations programs and promotional events, such as trade shows, seminars and technical conferences.

Sales and marketing expenses increased $33.8 million during 2010, as compared to the prior year, with 76.7% of the increase attributable to increases in compensation and related costs associated with increased staffing levels, as well as increases in bonuses and commissions resulting from increased revenues, 11.7% of the increase attributable to an increase in travel and entertainment expenditures, 6.6% of the increase attributable to increases in marketing costs related to new advertising campaigns and 3.8% of the increase attributable to an increase in shipping, printing and office supplies costs. Sales and marketing headcount increased 26.4% to 708 at December 31, 2010 from 560 at December 31, 2009.

Sales and marketing expenses decreased $6.0 million during 2009, as compared to the prior year, with 41.3% of the decrease attributable to a decrease in travel and entertainment expenditures, 27.4% of the decrease attributable to decreases in marketing costs from a reduction in advertising campaigns, 21.5% of the decrease attributable to a decrease in recruiting costs, 4.4% of the decrease attributable to a decrease in shipping, printing and office supplies costs and 2.4% of the decrease attributable to a decrease in transaction taxes. Sales and marketing headcount decreased 13.6% to 560 at December 31, 2009 from 648 at December 31, 2008.

General and administrative expenses for our core BI business. General and administrative expenses consists of personnel and other costs of our executive, finance, human resources, information systems and administrative departments, as well as third-party consulting, legal and other professional fees.

General and administrative expenses increased $26.6 million during 2010, as compared to the prior year, with 25.9% of the increase attributable to increases in compensation and related costs associated with increased staffing levels, 20.3% of the increase attributable to an increase in rent expense primarily related to our new headquarters lease entered in January 2010, 16.3% of the increase attributable to an increase in recruiting costs associated with our initiative to increase our staffing levels to support our increased customer base, 9.6% of the increase attributable to an increase in transaction taxes related to our subsidiary in Brazil, 9.6% of the increase attributable to facility related support costs, 5.9% of the increase attributable to operating costs of our leased fractional interest in a corporate aircraft, 5.7% of the increase attributable to an increase in consulting and advisory services and 5.2% of the increase attributable to the depreciation expense related to our owned corporate aircraft. General and administrative headcount increased 16.0% during 2010 to 391 at December 31, 2010 from 337 at December 31, 2009.

General and administrative expenses decreased $7.9 million during 2009, as compared to the prior year. Excluding a $1.5 million increase in general and administrative expenses — of which 41.1% was attributable to consulting and advisory costs related to the acquisition of a corporate aircraft, 32.7% was attributable to increased tax advisory fees and 19.5% was attributable to increased legal fees — general and administrative expenses decreased by $9.4 million. Of this $9.4 million decrease in general and administrative expenses, 25.5% was attributable to a decrease in recruiting costs, 25.4% was related to a decrease in legal costs due primarily to a non-recurring $2.4 million expense related to a litigation matter recognized during 2008, 14.8% was attributable to the release of a $1.4 million legal accrual on account of a litigation settlement, 14.1% was attributable to a decrease in transaction taxes, 12.0% was attributable to a decrease in facility and other related support costs, and 7.1% was attributable to a decrease in travel and entertainment expenditures. General and administrative headcount remained relatively flat from December 31, 2008 to December 31, 2009.

Angel.com sales and marketing and general and administrative expenses. The following table sets forth sales and marketing and general and administrative expenses (in thousands) for our Angel.com business and related percentage changes for these expenses for the periods indicated:

	Years Ended December 31,			% Change in 2010	% Change in 2009
	2010	2009	2008		
Sales and marketing	$ 8,273	$4,782	$7,962	73.0%	-39.9%
General and administrative	2,209	1,872	282	18.0%	563.8%
Total	$10,482	$6,654	$8,244	57.5%	-19.3%

The increase in Angel.com sales and marketing expenses during 2010, as compared to the prior year, was primarily attributable to increases in compensation and related costs associated with an increase in staffing levels to assist in expanding the Angel.com customer base. Angel.com sales and marketing headcount increased 116.7% to 52 at December 31, 2010 from 24 at December 31, 2009. The increase in Angel.com general and administrative expenses during 2010, as compared to the prior year, was primarily attributable to an increase in the fee for general and administrative services provided to Angel.com by our core BI business, pursuant to an intercompany services agreement.

The decrease in Angel.com sales and marketing expenses during 2009, as compared to the prior year, was primarily attributable to a decrease in compensation and related costs due to a decrease in staffing levels and the absence in 2009 of certain costs related to compensation paid to Angel.com management in connection with the exploration of strategic alternatives for the Angel.com business during 2008. Angel.com sales and marketing headcount decreased 22.6% to 24 at December 31, 2009 from 31 at December 31, 2008. The increase in Angel.com general and administrative expenses during 2009, as compared to the prior year, was primarily attributable to Angel.com's entry into a new services agreement with the Company pursuant to which Angel.com is charged a fee for general and administrative services provided to Angel.com by our core BI business.

Research and development expenses. Research and development expenses consists of the personnel costs for our software engineering personnel, depreciation of equipment and other related costs.

The following table summarizes research and development expenses and amortization of capitalized software development costs (in thousands) and related percentage changes for these expenses during the periods indicated:

	Years Ended December 31,			% Change in 2010	% Change in 2009
	2010	2009	2008		
Gross research and development expenses:					
Core research and development activities	$49,424	$42,260	$ 41,121	17.0%	2.8%
Angel.com research and development activities	3,327	3,754	3,025	-11.4%	24.1%
Total research and development expenses before capitalized software development costs	$52,751	$46,014	$ 44,146	14.6%	4.2%
Capitalized software development costs	(2,185)	(4,218)	(13,575)	-48.2%	-68.9%
Total research and development expenses	$50,566	$41,796	$ 30,571	21.0%	36.7%
Amortization of capitalized software development costs included in cost of product licenses revenues	$ 6,557	$ 5,610	$ 1,091	16.9%	414.2%

Research and development expenses, excluding capitalized software development costs, increased $8.8 million, or 21.0%, during 2010, as compared to the prior year, primarily due to increases in compensation and related costs associated with an increase in staffing levels domestically and in our China technology center. Research and development expenses before capitalization of software development costs for our core BI business increased $7.2 million, or 17.0%, during 2010, as compared to the prior year. During 2010, we capitalized $2.2 million in software development costs related to MicroStrategy Mobile, as compared to capitalization of $4.2 million in MicroStrategy 9 software development costs capitalized in the prior year. During 2010, our development efforts related to new products resulted in a higher percentage of our research and development costs being expended on development efforts that did not qualify for capitalization as compared to the prior year. Research and development headcount increased 30.9% to 504 at December 31, 2010 from 385 at December 31, 2009.

Research and development expenses, excluding capitalized software development costs, increased $11.2 million, or 36.7%, during 2009, as compared to the prior year, primarily due to increased staffing levels in our China technology center, as well as increased staffing for our Angel.com research and development activities. Research and development expenses before capitalization of software development costs for our core BI business increased $1.1 million, or 2.8%, during 2009. We capitalized $4.2 million of software development costs in 2009, as compared to capitalization of $13.6 million of software development costs in 2008. During 2009, our development efforts related to new products resulted in a higher percentage of our research and development costs being expended on development efforts that did not qualify for capitalization, as compared to the prior year. Research and development headcount increased 6.4% to 385 at December 31, 2009 from 362 at December 31, 2008.

As of December 31, 2010, our research and development resources were allocated to the following projects: 74.7% to MicroStrategy 9, including MicroStrategy Mobile and 25.3% to other research and development, including new product initiatives, our Angel.com business and internal information technology initiatives.

Provision for Income Taxes. During 2010 and 2009, we recorded a provision for income taxes from continuing operations of $11.2 million and $25.3 million, respectively, resulting in an effective tax rate from continuing operations of 20.3% and 29.5%, respectively. The decrease in the Company's effective tax rate from continuing operations with respect to 2010, as compared to the prior year, is primarily due to an increased proportion of foreign income taxed at lower rates, the benefit from the release of valuation allowances in foreign jurisdictions and changes in estimates of certain permanent tax differences from previous estimates.

As of December 31, 2010, we had fully utilized our domestic net operating loss carryforwards, but still had foreign net operating loss carryforwards of $7.9 million that will begin to expire in 2011 and other temporary differences, carryforwards, and credits, which resulted in deferred tax assets, net of valuation allowances and deferred tax liabilities of $18.3 million. As of December 31, 2010, we had a valuation allowance of $2.7 million primarily related to certain foreign net operating loss carryforward tax assets that, more likely than not, in our present estimation, will not be realized.

Except as discussed below, we intend to indefinitely reinvest the undistributed 2010 earnings of certain foreign subsidiaries. Therefore, the annualized effective tax rate applied to our pre-tax income does not include any provision for U.S. federal and state income taxes on the amount of these undistributed foreign earnings. U.S. federal tax laws, however, require us to include in our U.S. taxable income certain investment income earned outside of the U.S. in excess of certain limits ("Subpart F deemed dividends"). Because Subpart F deemed dividends are already required to be recognized in our U.S. federal income tax return, we regularly repatriate to the U.S. Subpart F deemed dividends and no additional tax is incurred on the distribution. No previously taxed foreign income was repatriated in 2010 or 2009. Previously taxed foreign income of $1.0 million was repatriated in 2008.

During 2008, we recorded a provision for income taxes from continuing operations of $29.0 million, resulting in an effective tax rate of 41.0%. Our effective tax rate decreased during 2009, as compared to 2008, primarily due to stronger results outside the U.S., a decrease in cross-border withholding taxes, an increase in research and development credits, and the absence in 2009 of a correction to the carrying value of our deferred tax assets for state net operating losses recognized in 2008.

Discontinued Operations. On February 13, 2009, we completed the sale of our equity interest in Alarm.com for consideration of $24.5 million in cash net of post-closing purchase price adjustments and transaction costs totaling $3.3 million in the aggregate. The sale resulted in a gain of $14.4 million, net of tax. Accordingly, we report this business as "discontinued" on our consolidated statements of operations because we have not had continuing involvement in, or cash flows from, this operation following its divestiture.

Revenues and expenses associated with the Alarm.com business are classified as discontinued operations for all periods presented. The following table summarizes the gain from the sale of discontinued operations, net of tax, and (loss) income from discontinued operations, net of tax, (in thousands) for the periods indicated:

	Years Ended December 31,		
	2010	2009	2008
Gain on sale of discontinued operations, net of tax	$ —	$14,437	$ —
(Loss) income from discontinued operations, net of tax	—	(107)	65

Deferred Revenue and Advance Payments. Deferred revenue and advance payments represent product support and other services fees that are collected in advance and recognized over the contract service period and product licenses revenues relating to multiple-element software arrangements that include future deliverables.

The following table summarizes deferred revenue and advance payments (in thousands), as of:

	December 31,		
	2010	2009	2008
Current:			
Deferred product licenses revenue	$ 13,881	$ 11,726	$ 6,024
Deferred product support revenue	129,766	120,389	105,123
Deferred other services revenue	18,136	14,363	13,249
Gross current deferred revenue	161,783	146,478	124,396
Less: unpaid deferred revenue	(72,452)	(68,695)	(57,901)
Net current deferred revenue	$ 89,331	$ 77,783	$ 66,495
Non-current:			
Deferred product licenses revenue	$ 3,732	$ 542	$ 696
Deferred product support revenue	8,436	5,090	5,690
Deferred other services revenue	321	279	40
Gross non-current deferred revenue	12,489	5,911	6,426
Less: unpaid deferred revenue	(4,611)	(2,066)	(4,747)
Net non-current deferred revenue	$ 7,878	$ 3,845	$ 1,679

We offset our accounts receivable and deferred revenue for any unpaid items included in deferred revenue and advance payments.

The increase in deferred revenue and advance payments in 2010 and 2009, as compared to the prior years, was primarily attributable to the growth in the number of technical support contracts in our installed customer base and a high percentage of technical support renewals from our existing contracts.

We expect to recognize approximately $161.8 million of deferred revenue and advance payments over the next 12 months. However, the timing and ultimate recognition of our deferred revenue and advance payments depend on our performance of various service obligations, and the amount of deferred revenue and advance payments at any date should not be considered indicative of revenues for any succeeding period.

As of December 31, 2010, we have also entered into certain additional agreements that include future minimum commitments by our customers to purchase products, product support or other services through 2015, totaling approximately $106.6 million. As of December 31, 2009, the future minimum commitments by our customers to purchase products, product support or other services through 2014 totaled approximately $82.2 million. Revenue relating to such future commitments by our customers is not included in our deferred revenue balances.

Revenue relating to such agreements will be recognized during the period in which all revenue recognition criteria are met. The timing and ultimate recognition of any revenue from such customer purchase commitments depend on our customers' meeting their future purchase commitments and our meeting our associated performance obligations related to those purchase commitments.

Liquidity and Capital Resources

Our principal sources of liquidity are cash, cash equivalents and on-going collection of our accounts receivable. On December 31, 2010 and 2009, we had $174.1 million and $224.8 million, respectively, in cash and cash equivalents. Management believes that existing cash and cash anticipated to be generated by operations will be sufficient to meet working capital requirements and anticipated capital expenditures, including the expenditures set forth in the table below, for at least the next 12 months. Accordingly, we do not currently expect to borrow money to finance our operations.

On March 15, 2005, we entered into a security agreement with a bank under which we posted cash to secure existing letters of credit. As of December 31, 2010, we had one outstanding letter of credit under the security agreement used as collateral for a performance bond. We may invest the cash collateral under the security agreement which was in certain permitted investments. As of December 31, 2010, we had $0.8 million in cash collateral posted under the security agreement, all of which was invested in money market funds.

On July 28, 2005, we announced that our Board of Directors had authorized our repurchase of up to an aggregate of $300.0 million of our class A common stock from time to time on the open market (the "2005 Share Repurchase Program"). On April 29, 2008, our Board of Directors amended the 2005 Share Repurchase Program to increase the amount of class A common stock that we are authorized to repurchase from $300.0 million to $800.0 million in the aggregate. The term of the 2005 Share Repurchase Program was also extended to April 29, 2013, although the program may be suspended or discontinued by us at any time. The timing and amount of any shares repurchased will be determined by our management based on its evaluation of market conditions and other factors. The 2005 Share Repurchase Program may be funded using our working capital, as well as proceeds from any credit facilities and other borrowing arrangements which we may enter into in the future. During 2010, we repurchased an aggregate of 1,357,474 shares of our class A common stock at an average price per share of $80.29 and an aggregate cost of $109.0 million pursuant to the 2005 Share Repurchase Program. As of December 31, 2010, we had repurchased an aggregate of 3,826,947 shares of our class A common stock at an average price per share of $90.23 and an aggregate cost of $345.3 million pursuant to the 2005 Share Repurchase Program.

During 2009, we did not repurchase any of our class A common stock pursuant to the 2005 Share Repurchase Program. During 2008, we repurchased an aggregate of 118,408 shares of our class A common stock at an average price per share of $70.83 and an aggregate cost of $8.4 million pursuant to the 2005 Share Repurchase Program.

All of the average price per share and aggregate cost amounts disclosed above include broker commissions.

We lease office space and computer and other equipment under operating lease agreements. In addition to base rent, we are responsible for certain taxes, utilities and maintenance costs, and other fees, and several leases include options for renewal or purchase. In January 2010, we entered into a lease for approximately 142,000 square feet of office space at a location in Northern Virginia that began serving as our new corporate headquarters in October 2010. The lease grants an abatement of base rent until March 2011. In May 2010, we entered into an amendment to the lease pursuant to which we have leased an additional 24,000 square feet of office space at the same location. This amendment provides for an abatement of base rent on the additional space until July 2011. The lease, as amended, includes additional tenant incentives and allowances which the Company may use for leasehold improvements. The term of the new lease expires in December 2020. The following table shows future minimum payments under noncancellable operating leases and agreements with initial terms of greater than one year, net of total future minimum rentals to be received under noncancellable sublease agreements (in thousands), based on the currently expected due dates of the various installments:

	Year ending December 31,						
	2011	2012	2013	2014	2015	Thereafter	Total
Contractual Obligations:							
Operating leases	17,179	17,779	17,036	15,848	14,472	60,997	143,311
Total	$17,179	$17,779	$17,036	$15,848	$14,472	$60,997	$143,311

As of December 31, 2010, we had $16.9 million of total gross unrecognized tax benefits. The timing of any payments which could result from these unrecognized tax benefits will depend on a number of factors, and accordingly the amount and period of any future payments cannot be estimated. We do not expect a significant tax payment related to these obligations within the next year.

Net Cash Provided by Operating Activities. Net cash provided by operating activities was $75.8 million, $96.4 million and $88.9 million during 2010, 2009 and 2008, respectively. The major components of net cash provided by operating activities for 2010 were $43.8 million of net income from continuing operations, a $25.3 million increase in other long-term liabilities, a $16.3 million increase in deferred revenue and advance payments, a $14.2 million increase in accrued compensation and employee benefits, $12.8 million of non-cash depreciation and amortization charges, a $4.7 million increase in accounts payable and accrued expenses and a $3.4 million increase in bad debt expense, partially offset by a $30.1 million increase in accounts receivable, a $13.2 million increase in prepaid expenses and other current assets and a $2.4 million increase in deposits and other assets. The decrease in net cash provided by operating activities for 2010, as compared to the prior year, was primarily attributable to a $20.9 million increase in accounts receivable, a $16.7 million decrease in net income from continuing operations, a $14.5 million decrease in deferred taxes and a $12.0 million increase in prepaid expenses and other current assets, partially offset by a $22.0 million increase in other long-term liabilities, a $12.1 million increase in accrued compensation and employee benefits, a $4.2 million increase in deferred revenue and advance payments, a $3.6 million increase in accounts payable and accrued expenses and a $2.2 million increase in non-cash depreciation and amortization charges.

Net Cash (Used in) Provided by Investing Activities. Net cash used in investing activities was $17.4 million and $42.8 million in 2010 and 2008, respectively. Net cash provided by investing activities was $2.6 million in 2009. The major components of net cash used in investing activities for 2010 were $16.3 million in purchases of property and equipment and $2.2 million of capitalized software development costs, partially offset by a $1.0 million decrease in restricted cash and investments. The increase in net cash used in investing activities during 2010, as compared to the prior year, was primarily attributable to a $24.5 million decrease in cash provided by discontinued operations, since the proceeds from the February 2009 sale of our equity interest in Alarm.com were included for the year ended December 31, 2009, partially offset by a $2.0 million decrease in purchases of property and equipment and a $2.0 million decrease in capitalized software development costs.

Net Cash (Used in) Provided by Financing Activities. Net cash used in financing activities was $107.1 million and $5.9 million during 2010 and 2008, respectively. Net cash provided by financing activities was $2.1 million during 2009. The increase in net cash used in financing activities during 2010, as compared to the prior year, was primarily attributable to an increase in purchases of treasury stock of $109.0 million during 2010.

Off-Balance Sheet Arrangements. On March 15, 2005, we entered into a security agreement with a bank under which we posted cash to secure existing letters of credit. As of December 31, 2010, we had one outstanding letter of credit under the security agreement which was used as collateral for a performance bond. We may invest the cash collateral under the security agreement in certain permitted investments. As of December 31, 2010, we had $0.8 million in cash collateral posted under the security agreement.

As of December 31, 2010, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future material impact on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our market risk exposures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

We are exposed to the impact of both interest rate changes and foreign currency fluctuations.

Interest Rate Risk. We face exposure to changes in interest rates primarily relating to our investments. We generally invest our excess cash in short-term, highly-rated, fixed-rate financial instruments. These fixed-rate investments are subject to interest rate risk and may fall in value if interest rates increase.

As of December 31, 2010, we did not have any material investments.

Foreign Currency Risk. We conduct a significant portion of our business in currencies other than the U.S. dollar, the currency in which we report our consolidated financial statements. International sales accounted for 39.7%, 40.0% and 40.4% of our total revenues for the years ended December 31, 2010, 2009 and 2008, respectively. We anticipate that international revenues will continue to account for a significant portion of our total revenues. The functional currency of each of our foreign subsidiaries is the local currency.

Assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at exchange rates in effect as of the applicable balance sheet date and any resulting translation adjustments are included as an adjustment to stockholders' equity. Revenues and expenses generated from these subsidiaries are translated at average monthly exchange rates during the quarter in which the transactions occur. Gains and losses from transactions in local currencies are included in net income.

Historically, we have generated a significant portion of our revenues and incurred a significant portion of our expenses in euros and British pounds sterling. As a result of transacting in multiple currencies and reporting our financial statements in U.S. dollars, our operating results may be adversely impacted by currency exchange rate fluctuations in the future. Further information on the impact of foreign currency exchange rate fluctuations on current and comparable periods is provided in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We cannot predict the effect of exchange rate fluctuations upon our future results. We attempt to minimize our foreign currency risk by converting our excess foreign currency held in foreign jurisdictions to U.S. dollar denominated cash and investment accounts. To date, we have not hedged the risks associated with foreign currency exchange exposure. Although we may do so in the future, we cannot be sure that any hedging techniques will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

As of December 31, 2010 and 2009, a 10% adverse change in foreign currency exchange rates versus the U.S. dollar would have decreased our aggregate reported cash and cash equivalents and restricted cash and investments by 0.7% and 0.5%, respectively. The increase in exposure as of December 31, 2010 was primarily due to our increase of cash balances in non-U.S. dollar based bank accounts. If average exchange rates in 2010 had changed unfavorably by 10%, as compared to the prior year, our revenues for the year ended December 31, 2010 would have decreased 5.1%. During the year ended December 31, 2010, our revenues decreased 0.6% as a result of a 1.2% unfavorable change in average exchange rates, as compared to the prior year.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements, together with the related notes and the Report of Independent Registered Public Accounting Firm, are set forth on the pages indicated in Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives. Based on the evaluation of our disclosure controls and procedures as of the end of the period covered by this annual report, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Such internal control includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, our management has determined that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

Grant Thornton LLP has issued an attestation report on our internal control over financial reporting. This report is included in the Report of Independent Registered Public Accounting Firm in Item 15.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference to the information provided under the headings "Executive Officers of the Company," "Election of Directors — Nominees" and "Corporate Governance and the Board of Directors and its Committees" in our definitive proxy statement to be filed with the Securities and Exchange Commission not later than 120 days after the fiscal year ended December 31, 2010 (the "2011 Proxy Statement").

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference to the information provided under the headings "Executive and Director Compensation", "Compensation Committee Report" and "Corporate Governance and the Board of Directors and its Committees — Compensation Committee" in the 2011 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the information provided under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Executive and Director Compensation" in the 2011 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the information provided under the heading "Corporate Governance and the Board of Directors and its Committees" in the 2011 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to the information provided under the heading "Independent Registered Public Accounting Firm Fees and Services" in the 2011 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	58
Consolidated Financial Statements:	
Balance Sheets	59
Statements of Operations	60
Statements of Stockholders' Equity	61
Statements of Cash Flows	63
Notes to Consolidated Financial Statements	64

2. Consolidated Financial Statement Schedule

Schedule II — Valuation and Qualifying Accounts	83

3. Exhibits	84

(b) Exhibits

We hereby file as part of this Annual Report on Form 10-K the exhibits listed in the Index to Exhibits.

(c) Financial Statement Schedule

The following financial statement schedule is filed herewith:

Schedule II — Valuation and Qualifying Accounts

All other items included in an Annual Report on Form 10-K are omitted because they are not applicable or the answers thereto are none.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
MicroStrategy Incorporated

We have audited the accompanying consolidated balance sheets of MicroStrategy Incorporated (a Delaware corporation) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). We also have audited MicroStrategy Incorporated's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). MicroStrategy Incorporated's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on MicroStrategy Incorporated's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MicroStrategy Incorporated as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

In our opinion, MicroStrategy Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

/s/ Grant Thornton LLP

McLean, Virginia
February 18, 2011

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 174,097	$ 224,769
Restricted cash and short-term investments	284	549
Accounts receivable, net	82,056	56,399
Prepaid expenses and other current assets	26,751	10,861
Deferred tax assets, net	13,670	12,642
Total current assets	296,858	305,220
Property and equipment, net	65,033	54,906
Capitalized software development costs, net	9,059	13,431
Deposits and other assets	5,587	3,283
Deferred tax assets, net	5,029	6,490
Total assets	$ 381,566	$ 383,330
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 36,683	$ 28,460
Accrued compensation and employee benefits	60,201	46,277
Deferred revenue and advance payments	89,331	77,783
Deferred tax liabilities	355	115
Total current liabilities	186,570	152,635
Deferred revenue and advance payments	7,878	3,845
Other long-term liabilities	37,946	12,622
Total liabilities	232,394	169,102
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	—	—
Class A common stock, $0.001 par value; 330,000 shares authorized; 14,351 shares issued and 7,947 shares outstanding, and 14,302 shares issued and 9,255 shares outstanding, respectively	14	14
Class B common stock, $0.001 par value; 165,000 shares authorized; 2,694 shares issued and outstanding	3	3
Additional paid-in capital	455,374	453,170
Treasury stock, at cost; 6,405 and 5,047 shares, respectively	(475,184)	(366,191)
Accumulated other comprehensive (loss) income	(1,455)	604
Retained earnings	170,420	126,628
Total Stockholders' Equity	149,172	214,228
Total Liabilities and Stockholders' Equity	$ 381,566	$ 383,330

The accompanying notes are an integral part of these Consolidated Financial Statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,		
	2010	2009	2008
Revenues:			
Product licenses	$126,717	$101,856	$ 95,924
Product support and other services	327,860	275,932	264,469
Total revenues	454,577	377,788	360,393
Cost of revenues:			
Product licenses	7,637	6,607	1,877
Product support and other services	98,454	59,996	61,529
Total cost of revenues	106,091	66,603	63,406
Gross profit	348,486	311,185	296,987
Operating expenses:			
Sales and marketing	165,732	128,472	137,683
Research and development	50,566	41,796	30,571
General and administrative	81,599	54,613	60,933
Total operating expenses	297,897	224,881	229,187
Income from continuing operations before financing and other income and income taxes	50,589	86,304	67,800
Financing and other income (expense):			
Interest income, net	389	955	2,266
Other income (expense), net	3,982	(1,459)	705
Total financing and other income (expense)	4,371	(504)	2,971
Income from continuing operations before income taxes	54,960	85,800	70,771
Provision for income taxes	11,168	25,293	29,003
Income from continuing operations	43,792	60,507	41,768
Discontinued operations:			
Gain from sale of discontinued operations, net of tax provision ($0, $11,190 and $0, respectively)	—	14,437	—
(Loss) income from discontinued operations, net of tax (benefit) provision ($0, ($54) and $534, respectively)	—	(107)	65
Discontinued operations, net of tax	—	14,330	65
Net Income	$ 43,792	$ 74,837	$ 41,833
Basic earnings per share (1):			
From continuing operations	$ 3.85	$ 5.08	$ 3.51
From discontinued operations	$ —	$ 1.20	$ 0.01
Basic earnings per share	$ 3.85	$ 6.28	$ 3.52
Weighted average shares outstanding used in computing basic earnings per share	11,378	11,906	11,886
Diluted earnings per share (1):			
From continuing operations	$ 3.72	$ 4.92	$ 3.39
From discontinued operations	$ —	$ 1.17	$ 0.01
Diluted earnings per share	$ 3.72	$ 6.09	$ 3.40
Weighted average shares outstanding used in computing diluted earnings per share	11,779	12,284	12,303

(1) Basic and fully diluted earnings per share for class A and class B common stock are the same.

The accompanying notes are an integral part of these Consolidated Financial Statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Treasury Stock	
	Shares	Amount	Shares	Amount		Shares	Amount
Balance at January 1, 2008	14,113	$ 14	2,770	$ 3	$448,229	(4,929)	$(357,804)
Net income	—	—	—	—	—	—	—
Change in unrealized gain on investments, net of applicable taxes	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—
Issuance of class A common stock under stock option plans	54	—	—	—	2,104	—	—
Purchases of treasury stock	—	—	—	—	—	(118)	(8,387)
Tax effect of stock option exercises	—	—	—	—	563	—	—
Stock option compensation expense	—	—	—	—	57	—	—
Balance at December 31, 2008	14,167	$ 14	2,770	$ 3	$450,953	(5,047)	$(366,191)
Net income	—	—	—	—	—	—	—
Change in unrealized gain on investments, net of applicable taxes	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—
Conversion of class B to class A common stock	76	—	(76)	—	—	—	—
Issuance of class A common stock under stock option plans	59	—	—	—	1,216	—	—
Tax effect of stock option exercises	—	—	—	—	1,055	—	—
Stock option compensation expense	—	—	—	—	6	—	—
Distribution to Alarm.com minority shareholders	—	—	—	—	(60)	—	—
Balance at December 31, 2009	14,302	$ 14	2,694	$ 3	$453,170	(5,047)	$(366,191)
Net income	—	—	—	—	—	—	—
Change in unrealized gain on investments, net of applicable taxes	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—
Issuance of class A common stock under stock option plans	49	—	—	—	1,154	—	—
Purchases of treasury stock	—	—	—	—	—	(1,358)	(108,993)
Tax effect of stock option exercises	—	—	—	—	1,050	—	—
Balance at December 31, 2010	14,351	$ 14	2,694	$ 3	$455,374	(6,405)	$(475,184)

The accompanying notes are an integral part of these Consolidated Financial Statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

(continued)

	Comprehensive Income (Loss)			
	Unrealized Gain (Loss) on Short-term Investments	Currency Translation Adjustment	Retained Earnings (Accumulated Deficit)	Total
Balance at January 1, 2008	$ (9)	$ 2,938	$ 9,958	$ 103,329
Net income	—	—	41,833	41,833
Change in unrealized gain on investments, net of applicable taxes	(5)	—	—	(5)
Foreign currency translation adjustment	—	(1,453)	—	(1,453)
Comprehensive income	—	—	—	40,375
Issuance of class A common stock under stock option plans	—	—	—	2,104
Purchases of treasury stock	—	—	—	(8,387)
Tax effect of stock option exercises	—	—	—	563
Stock option compensation expense	—	—	—	57
Balance at December 31, 2008	$ (14)	$ 1,485	$ 51,791	$ 138,041
Net income	—	—	74,837	74,837
Change in unrealized gain on investments, net of applicable taxes	15	—	—	15
Foreign currency translation adjustment	—	(882)	—	(882)
Comprehensive income	—	—	—	73,970
Conversion of class B to class A common stock	—	—	—	—
Issuance of class A common stock under stock option plans	—	—	—	1,216
Tax effect of stock option exercises	—	—	—	1,055
Stock option compensation expense	—	—	—	6
Distribution to Alarm.com minority shareholders	—	—	—	(60)
Balance at December 31, 2009	$ 1	$ 603	$126,628	$ 214,228
Net income	—	—	43,792	43,792
Change in unrealized gain on investments, net of applicable taxes	5	—	—	5
Foreign currency translation adjustment	—	(2,064)	—	(2,064)
Comprehensive income	—	—	—	41,733
Issuance of class A common stock under stock option plans	—	—	—	1,154
Purchases of treasury stock	—	—	—	(108,993)
Tax effect of stock option exercises	—	—	—	1,050
Balance at December 31, 2010	$ 6	$(1,461)	$170,420	$ 149,172

The accompanying notes are an integral part of these Consolidated Financial Statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2010	2009	2008
Operating activities:			
Net income	$ 43,792	$ 74,837	$ 41,833
Less: Income from discontinued operations, net	—	(14,330)	(65)
Income from continuing operations	43,792	60,507	41,768
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12,799	10,631	6,399
Bad debt expense	3,436	1,863	2,029
Deferred taxes	1,689	16,146	20,925
Stock-based compensation	—	—	46
Excess tax benefits from stock-based payment arrangements	(741)	(907)	(422)
Other, net	70	10	72
Changes in operating assets and liabilities:			
Accounts receivable	(30,134)	(9,264)	(3,862)
Prepaid expenses and other current assets	(13,159)	(1,168)	1,643
Deposits and other assets	(2,353)	553	157
Accounts payable and accrued expenses	4,651	1,076	5,102
Accrued compensation and employee benefits	14,178	2,041	5,574
Deferred revenue and advance payments	16,285	12,108	5,278
Other long-term liabilities	25,312	3,319	190
Net cash provided by operating activities from continuing operations	75,825	96,915	84,899
Net cash (used in) provided by operating activities from discontinued operations	—	(472)	4,019
Net cash provided by operating activities	75,825	96,443	88,918
Investing activities:			
Advance deposits on purchases of property and equipment	—	—	(25,000)
Purchases of property and equipment	(16,289)	(18,265)	(5,167)
Capitalized software development costs	(2,185)	(4,218)	(13,575)
Decrease in restricted cash and investments	1,047	575	1,100
Net cash used in investing activities from continuing operations	(17,427)	(21,908)	(42,642)
Net cash provided by (used in) investing activities from discontinued operations	—	24,546	(160)
Net cash (used in) provided by investing activities	(17,427)	2,638	(42,802)
Financing activities:			
Proceeds from sale of class A common stock under exercise of employee stock options	1,154	1,216	2,104
Excess tax benefits from stock-based payment arrangements	741	907	422
Purchases of treasury stock	(108,993)	—	(8,387)
Distribution to Alarm.com minority shareholders	—	(60)	—
Net cash (used in) provided by financing activities from continuing operations	(107,098)	2,063	(5,861)
Net cash provided by financing activities from discontinued operations	—	—	—
Net cash (used in) provided by financing activities	(107,098)	2,063	(5,861)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,972)	710	(2,534)
Net (decrease) increase in cash and cash equivalents	(50,672)	101,854	37,721
Cash and cash equivalents, beginning of period	224,769	122,915	85,194
Cash and cash equivalents, end of period	$ 174,097	$224,769	$122,915
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 4	$ 48	$ 98
Cash paid during the year for income taxes	$ 9,425	$ 9,689	$ 5,787

The accompanying notes are an integral part of these Consolidated Financial Statements.

MICROSTRATEGY INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization

MicroStrategy Incorporated (the "Company" or "MicroStrategy") is a worldwide provider of business intelligence software that enables companies to report, analyze and monitor the data stored across their enterprise to reveal the trends and insights needed to make better business decisions. MicroStrategy's single, integrated platform is designed to support various styles of business intelligence through an easy-to-use interface. MicroStrategy provides sophisticated analytical performance to business users in the format that suits them best, from high-level dashboards, to custom reports, to advanced analysis via e-mail, web and mobile devices. MicroStrategy engineers its software for reliability, scalability, security, and ease of administration for organizations of all sizes. MicroStrategy facilitates customer BI solutions utilizing MicroStrategy software with a comprehensive offering of consulting, education, technical support and technical advisory services for our customers and strategic partners.

MicroStrategy's current software platform, MicroStrategy 9, enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence and delivering reports and information dashboards about the users' business performance. MicroStrategy 9 can be used by companies to provide their employees with information to make data-driven business and management decisions. By integrating information from across the enterprise, solutions built on the MicroStrategy platform are designed to give analysts, managers, and executives the critical insight they need to reduce costs, reallocate resources, improve efficiencies and optimize operations. MicroStrategy 9 can also be used to build stronger relationships with business partners and suppliers with insights used to manage inventory levels, analyze supply chains, and track vendor performance.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform with current year presentation. The Company is not aware of any subsequent event which would require recognition.

In March 2008, the Company committed to a plan to sell its Alarm.com business, which focused outside of the business intelligence software and services market. The Company completed the sale of this business in February 2009. The financial results of Alarm.com are reflected as discontinued operations for all periods presented.

(b) Use of Estimates

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, the Company evaluates its estimates, including, but not limited to, those related to revenue recognition, allowance for doubtful accounts, investments, software development costs, fixed assets, intangible assets, commissions, income taxes, including the carrying value of deferred tax assets, and litigation and contingencies, including liabilities that the Company deems not probable of assertion. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results and outcomes could differ from these estimates and assumptions.

(c) Cash and Cash Equivalents and Restricted Cash and Investments

Cash equivalents include money market instruments and commercial paper. The Company generally considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash and investments consists of cash and investment balances restricted in use by contractual obligations with third parties.

On March 15, 2005, the Company entered into a security agreement with a bank under which the Company posted cash to secure existing letters of credit. As of December 31, 2010, we had one outstanding letter of credit under the security agreement which was used as collateral for a performance bond. The Company may invest the cash collateral under the security agreement in certain permitted investments. As of

December 31, 2010 and 2009, the Company had $0.8 million and $1.0 million, respectively, in cash collateral posted under the security agreement, all of which was invested in money market funds. These invested cash collateral amounts are included in restricted cash and investments or deposits and other assets in the accompanying balance sheets, depending on whether the contractual obligation for which the collateral is posted is short term or long term, respectively.

(d) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows: three years for computer equipment and purchased software, five years for office equipment and automobiles, and ten years for office furniture and a corporate aircraft, which has an estimated salvage value of 70%. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the term of the lease, whichever is shorter. The Company periodically evaluates the appropriateness of the estimated useful lives and salvage value of all property and equipment. Any change in the estimated useful life or salvage value is treated as a change in estimate and accounted for prospectively in the period of change and future periods.

Expenditures for maintenance and repairs are charged to expense as incurred, except for certain costs related to the aircraft. The costs of normal, recurring, or periodic repairs and maintenance activities related to the aircraft are expensed as incurred. The cost of planned major maintenance activities ("PMMA") may be treated differently because those activities may involve the acquisition of additional aircraft components or the replacement of existing aircraft components. PMMA are performed periodically based on passage of time and the use of the aircraft. The classification of a maintenance activity as part of PMMA requires judgment and can affect the amount of expense recognized in any particular period. The cost of each PMMA is expected to be capitalized and amortized over the period until the next scheduled PMMA. There have been no PMMA activities to date.

When assets are retired or sold, the capitalized cost and related accumulated depreciation are removed from the property and equipment accounts and any resulting gain or loss is recognized in the results of operations.

Eligible internal-use software development costs are capitalized subsequent to the completion of the preliminary project stage. Such costs include external direct material and service costs, employee payroll and payroll-related costs. After all substantial testing and deployment is completed and the software is ready for its intended use, capitalization ceases and internal-use software development costs are amortized using the straight-line method over the estimated useful life of the software, generally three years.

The Company reviews long-lived assets, including intangible assets, for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an asset is impaired, the asset is written down by the amount by which the carrying value of the asset exceeds the related fair value of the asset.

(e) Software Development Costs

Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. Capitalized software development costs include direct labor costs and fringe benefit costs attributed to programmers, software engineers and quality control and field certifiers working on products after they reach technological feasibility but before they are generally available to customers for sale. Technological feasibility is considered to be achieved when a product design and working model of the software product have been completed. Capitalized software development costs are typically amortized over the estimated product life of three years, on a straight-line basis.

Capitalized software development costs, net of accumulated amortization, were $9.1 million and $13.4 million as of December 31, 2010 and 2009, respectively. Amortization expense related to software development costs was $6.6 million, $5.6 million and $1.1 million for the years ended December 31, 2010, 2009 and 2008, respectively, and is included in cost of product licenses revenues. During the years ended December 31, 2010, 2009 and 2008, the Company capitalized software development costs of $2.2 million, $4.2 million and $13.6 million, respectively. The Company analyzes the net realizable value of capitalized software development costs on at least an annual basis and has determined that there is no indication of impairment of the capitalized software development costs as forecasted future sales are adequate to support amortization costs.

(f) Loss Contingencies and Legal Costs

The Company accrues loss contingencies that are believed to be probable and can be reasonably estimated. As events evolve during the administration and litigation process and additional information becomes known, the Company reassesses its estimates related to loss contingencies. Legal costs are expensed in the period in which the costs are incurred.

(g) Deferred Revenue and Advance Payments

Deferred revenue and advance payments related to product support and other services result from payments received prior to the performance of services for consulting, education and technical support. Deferred revenue and advance payments related to product licenses result primarily from multiple element arrangements that include future deliverables. Deferred revenue comprises deferred product licenses revenue or deferred product support and other services revenue based on the objective fair value of the multiple elements of the arrangement, except for software licenses for which the Company does not have an objective measure of fair value. The Company offsets its accounts receivable and deferred revenue for any billed and unpaid items included in deferred revenue and advance payments.

As of December 31, 2010, the Company has entered into certain additional agreements that include future minimum commitments by the Company's customers to purchase products, product support or other services through 2015 totaling approximately $106.6 million. As of December 31, 2009, the future minimum commitments by the Company's customers to purchase products, product support or other services through 2014 totaled approximately $82.2 million. These future commitments are not included in deferred revenue balances. Revenue relating to such agreements will be recognized during the period in which all revenue recognition criteria are met. The timing and ultimate recognition of any revenue from such customer purchase commitments depend on the customers' meeting their future purchase commitments and the Company's ability to meet its associated performance obligations related to those purchase commitments.

(h) Revenue Recognition

The Company recognizes revenue from sales of software licenses to end users upon:

1) persuasive evidence of an arrangement, as provided by agreements, contracts, purchase orders, or other arrangements, generally executed by both parties;
2) existence of a fixed or determinable fee;
3) delivery of the software; and
4) determination that collection of a fixed or determinable fee is reasonably assured.

When the fees for software upgrades and enhancements, technical support, consulting and education are bundled with the license fee, they are unbundled for revenue recognition purposes, using vendor specific objective evidence of fair value ("VSOE") of the elements.

Product support revenue or post-contract support (PCS) is derived from providing technical software support and software updates and upgrades to customers. PCS revenue is recognized ratably over the term of the contract, which in most cases is one year. The Company's VSOE for PCS, which includes updates, upgrades, and enhancements, is determined based upon the optional stated renewal fee for PCS in the contract, which is the price the customer is required to pay when PCS is renewed (sold separately) from software. Additionally, the optional stated renewal fee used to establish VSOE for PCS in a software transaction must be above the Company's minimum substantive VSOE rate for PCS. If a stated renewal rate is non-substantive, VSOE of PCS has not been established and the Company recognizes all revenue elements under the arrangement ratably over the PCS period. A minimum substantive VSOE rate is determined based upon an analysis of historical sales of PCS. For a renewal rate to be non-substantive, the Company believes it must be significantly lower than its minimum VSOE rate.

Revenue from consulting, education and other services is recognized as the services are performed. The Company's VSOE for services other than PCS is determined based upon an analysis of its historical sales of each element when sold separately from software.

For new offerings of services other than PCS or service offerings that have not had a sufficient history of sales activity, the Company initially establishes VSOE based on the list price as determined by management with the relevant authority. Each service offering has a single list price in each country where sold.

If VSOE exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, the arrangement fee is first allocated to the elements where evidence of fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of an arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements or until all elements of the arrangement are delivered, subject to certain limited exceptions.

When a software license arrangement requires the Company to provide significant production, customization or modification of the software, or when the customer considers these services essential to the functionality of the software product, both the product licenses revenue and consulting services revenue are recognized using the percentage of completion method. Under percentage of completion accounting, both product licenses and consulting services revenue are recognized as work progresses based on labor hours incurred. Any expected losses on contracts in progress are expensed in the period in which the losses become probable and reasonably estimable. There were no contracts accounted for under the percentage of completion method for the years ended December 31, 2010, 2009 and 2008.

If an arrangement includes acceptance criteria, revenue is not recognized until the Company can objectively demonstrate that the software or service can meet the acceptance criteria, or the acceptance period lapses, whichever occurs earlier. If a software license arrangement obligates the Company to deliver specified future products or upgrades, revenue is recognized when the specified future product or upgrades are delivered, or when the obligation to deliver specified future products expires, whichever occurs earlier. If a software license arrangement obligates the Company to deliver unspecified future products, then revenue is recognized on a subscription basis, ratably over the term of the contract.

License revenue derived from sales to resellers or original equipment manufacturers ("OEMs") who purchase the Company's products for future resale is recognized upon sufficient evidence that the products have been sold to the ultimate end users, provided all other revenue recognition criteria have been met. The Company's standard software license and reseller agreements do not include any return rights other than the right to return non-conforming products for repair or replacement under standard product warranties. During the last three fiscal years, the Company has not experienced any product returns related to warranty claims.

The Company's standard software license agreements do not include any price protection or similar rights. The Company offers price protection to certain government agencies as required by applicable laws and regulations. For example, transactions under the General Services Administration Federal Supply Schedule contract must comply with the Price Reductions clause. In addition, certain government agencies have the right to cancel contracts for "convenience". During the last three fiscal years, amounts related to price protection and similar rights clauses and contracts cancelled for convenience were not significant.

Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred revenue and advance payments in the accompanying consolidated balance sheets.

Software revenue recognition requires judgment, including a determination that collectibility is reasonably assured, the fee is fixed and determinable, whether a software arrangement includes multiple elements, and if so, whether VSOE exists for those elements. Judgment is also required to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products.

(i) Advertising Costs

Advertising production costs are expensed the first time the advertisement takes place. Media placement costs are expensed in the month the advertising appears. Advertising costs were $0.9 million, $0.3 million, and $1.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010 and 2009, the Company had no prepaid advertising costs.

(j) Income Taxes

The Company is subject to federal, state, and local income taxes in the United States and many foreign countries. Deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. For uncertain income tax positions, the Company uses a more-likely-than-not recognition threshold based on the technical merits of the income tax position taken. Income tax positions that meet the more-likely-than-not recognition threshold are measured in order to determine the tax benefit recognized in the financial statements. The Company recognizes accrued interest related to unrecognized tax benefits in the tax expense account. Penalties, if incurred, are recognized as a component of income tax expense.

The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value, when appropriate.

(k) Basic and Diluted Earnings Per Share

Basic earnings per share is determined by dividing the net income attributable to common stockholders by the weighted average number of common shares and participating securities outstanding during the period. Participating securities are included in the basic earnings per share calculation when dilutive. Diluted earnings per share is determined by dividing the net income attributable to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares are included in the diluted earnings per share calculation when dilutive. Potential common shares consisting of common stock issuable upon exercise of outstanding employee stock options and warrants are computed using the treasury stock method. Potential common shares also consist of common stock issuable upon the conversion of preferred stock.

The Company has two classes of common stock: class A common stock and class B common stock. Holders of class A common stock generally have the same rights, including rights to dividends, as holders of class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share. Each share of class B common stock is convertible at any time, at the option of the holder, into one share of class A common stock. As such, basic and fully diluted earnings per share for class A and class B common stock are the same. The Company has never declared or paid any cash dividends on either class A or class B common stock. As of December 31, 2010 and 2009, there were no shares of preferred stock outstanding.

(l) Foreign Currency Translation

The functional currency of the Company's international operations is the local currency. Accordingly, all assets and liabilities of international subsidiaries are translated using exchange rates in effect at the end of the period and revenue and expenses are translated using weighted average exchange rates for the period. The related translation adjustments are reported in accumulated other comprehensive income in stockholders' equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the results of operations.

Transaction gains and losses arising from transactions denominated in foreign currencies resulted in a net gain of $2.1 million and $0.8 million in 2010 and 2008, respectively, and a net loss of $1.6 million in 2009, and are included in other income (expense) in the accompanying statements of operations.

(m) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable and investments. The Company places its cash equivalents with high credit-quality financial institutions and invests its excess cash primarily in money market instruments. The Company has established guidelines relative to credit ratings and maturities that seek to maintain safety and liquidity.

The Company sells products and services to various companies across several industries throughout the world in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. As of December 31, 2010 and 2009, no individual customer accounted for 10% or more of net accounts receivable and for the years ended December 31, 2010, 2009 and 2008, no individual customer accounted for 10% or more of revenue.

(n) Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments, which consist of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses, and accrued compensation and employee benefits. The Company considers the carrying value of these instruments in the financial statements to approximate fair value due to their short maturities.

(3) Accounts Receivable

Accounts receivable (in thousands) consisted of the following, as of:

	December 31,	
	2010	2009
Billed and billable	$163,939	$130,714
Less: unpaid deferred revenue	(77,063)	(70,761)
	86,876	59,953
Less: allowance for doubtful accounts	(4,820)	(3,554)
Account receivable, net	$ 82,056	$ 56,399

The Company offsets its accounts receivable and deferred revenue for any unpaid items included in deferred revenue and advance payments.

(4) Property and Equipment

Property and equipment (in thousands) consisted of the following, as of:

	December 31,	
	2010	2009
Transportation equipment	$ 44,442	$ 48,085
Computer equipment and purchased software	36,599	31,763
Furniture and equipment	7,077	13,221
Leasehold improvements	12,124	11,683
Internally developed software	4,571	4,444
	104,813	109,196
Less: accumulated depreciation and amortization	(39,780)	(54,290)
Property and equipment, net	$ 65,033	$ 54,906

Included in transportation equipment is a corporate aircraft and aircraft-related equipment with a capitalized cost of $47.7 million. As of December 31, 2010, the net asset value of the aircraft and aircraft-related equipment was $42.6 million, inclusive of $1.5 million of accumulated depreciation and a $3.6 million impairment charge recorded during the year ended December 31, 2010.

As of December 31, 2009, the net asset value of the aircraft and aircraft-related equipment was $47.6 million, inclusive of $63,000 of accumulated depreciation.

Depreciation and amortization expense related to property and equipment was $6.2 million, $5.0 million and $5.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(5) Deferred Revenue and Advance Payments

Deferred revenue and advance payments (in thousands) from customers consisted of the following, as of:

	December 31,	
	2010	2009
Current:		
Deferred product licenses revenue	$ 13,881	$ 11,726
Deferred product support revenue	129,766	120,389
Deferred other services revenue	18,136	14,363
Gross current deferred revenue	161,783	146,478
Less: unpaid deferred revenue	(72,452)	(68,695)
Net current deferred revenue	$ 89,331	$ 77,783
Non-current:		
Deferred product licenses revenue	$ 3,732	$ 542
Deferred product support revenue	8,436	5,090
Deferred other services revenue	321	279
Gross non-current deferred revenue	12,489	5,911
Less: unpaid deferred revenue	(4,611)	(2,066)
Net non-current deferred revenue	$ 7,878	$ 3,845

The Company offsets accounts receivable and deferred revenue for any unpaid items included in deferred revenue and advance payments.

(6) Litigation

In February 2010, the Company's corporate aircraft was damaged when the hangar space that the Company leases at Dulles International Airport to house the aircraft collapsed during snowfall in the Washington, DC area. The Company reported the hangar collapse to United States Aviation Underwriters, Inc. and United States Aircraft Insurance Group (collectively, the "USAU Group"), the agents for the insurance carriers and to the carriers themselves, who are Ace American Insurance Company and Liberty Mutual Insurance Company (collectively, the "Insurance Carriers"). On April 8, 2010, the Company sent a proof of loss statement to the Insurance Carriers in the amount of $50.0 million (the insured value of the aircraft) for the physical loss of the aircraft. On April 19, 2010, the Insurance Carriers rejected the Company's proof of loss. On May 14, 2010, the Company sent a second proof of loss statement to the Insurance Carriers in the amount of $50.0 million for the accidental physical damage of the aircraft. On February 4, 2011, 821,393 LLC, a subsidiary of MicroStrategy Services Corporation ("MSC"), together with the Company and MSC, filed a complaint against the Insurance Carriers and the USAU Group in the Circuit Court of Fairfax County, Virginia. The complaint seeks damages from the Insurance Carriers and the USAU Group resulting from their alleged breach of contract for failure to pay the Company's claim resulting from the physical loss of the aircraft, and breach of contract for failure to pay the Company's claim resulting from the damage to the aircraft.

The Company's ability to assess the damage to the aircraft was impeded for months due to the state of the collapsed hangar. The aircraft was extracted from the hangar in July 2010. The aircraft's manufacturer has begun an inspection and assessment of the damage to the aircraft. Significant further inspection and assessment are required to determine the full extent of the damage, including whether the aircraft is repairable at all. Based on an initial inspection and damage assessment performed in the third quarter of 2010, the Company estimated the damage to the aircraft was at least $1.9 million, which estimate reflected only the approximate cost of the damaged components of the aircraft as identified during a visual inspection. Accordingly, during the third quarter of 2010, the Company recorded a $1.9 million impairment charge for a loss of property and equipment related to the aircraft damage, reflecting the low end of the range of potential impairment. During the fourth quarter of 2010, the initial damage assessment was refined, raising the minimum damage estimate by approximately $1.7 million and, accordingly, the Company recorded an additional impairment charge of $1.7 million, for a total of $3.6 million for the year ended December 31, 2010. However, the estimated damage to the aircraft could be as much as $46.2 million, the carrying value that was reflected on the Company's balance sheet at December 31, 2010 prior to any impairment. Since the Company does not believe that any amount within the range of $3.6 million to $46.2 million is a better estimate at this time than any other amount within such range, the Company recorded the minimum of the range for the year ended December 31, 2010. As the inspection and damage assessment process continues, additional information may become available that would enable the Company to make a more accurate estimate of the damage to the aircraft, and would help to determine whether the aircraft must be deemed a total loss.

The Company carries insurance that covers both accidental damage to and physical loss of the aircraft. The Company's policy will pay up to $50.0 million in repair costs to the extent the aircraft is repairable or $50.0 million if the aircraft is determined to be a total loss. Alternatively, the policy will pay $50.0 million in the event that the aircraft is physically lost. As of December 31, 2010, the Company had recorded a $3.6 million receivable for the insurance recovery for the preliminary minimum estimated aircraft loss through such date. In January 2011, the Company received a $3.6 million payment under the policy which represents the minimum damage amount estimated with respect to the aircraft.

On November 8, 2007, Diagnostic Systems Corp., a subsidiary of Acacia Research Corporation ("Acacia Research"), filed a complaint for patent infringement against the Company and a number of other unrelated defendants in the United States District Court for the Central District of California, Southern Division. On December 14, 2009, the Company and Acacia Research, Acacia Patent Acquisition LLC and Acacia Technology Services LLC reached a settlement with respect to the consolidated complaint (the "Settlement Agreement"), and on December 28, 2009, the Court dismissed all parties' claims with prejudice. On June 29, 2010, the Company received correspondence from a law firm representing Database Application Solutions LLC ("DAS"), an affiliate of Acacia Research, alleging that the Company infringes U.S. Patent Number 5,444,842 (the '842 Patent) and requesting a meeting to discuss whether the Company would be willing to pay DAS to license the '842 Patent. On August 17, 2010, the Company sued Acacia Research and DAS in the Delaware Court of Chancery alleging, among other things, breach of the Settlement Agreement and breach of representations and warranties made in the Settlement Agreement. In addition, the Company brought a fraudulent inducement claim against Acacia Research relating to the Settlement Agreement. Acacia Research and DAS filed separate motions to dismiss the Company's lawsuit. On December 30, 2010, the court dismissed the Company's breach of contract claims against Acacia Research and DAS, denied Acacia Research's and DAS' motions to dismiss the breach of representation and warranty claim against both Acacia Research and DAS, and permitted the Company to continue to pursue its fraudulent inducement claim against Acacia Research. The outcome of this matter is not presently determinable. Accordingly, no estimated liability for this matter has been accrued in the accompanying consolidated financial statements.

On December 10, 2003, the Company filed a complaint alleging patent infringement against Crystal Decisions, Inc., which was subsequently acquired by Business Objects Americas, Inc. During the first quarter of 2008, the Company recorded a $2.4 million accrued liability related to this claim in general and administrative expenses in the Company's consolidated statement of operations. In December 2009, the parties reached a settlement. As part of the settlement, the Company made a payment in the amount of $1.0 million. The remaining accrual of $1.4 million was released in December 2009 and was recorded as a reduction in general and administrative expense.

The Company is also involved in various other legal proceedings arising in the normal course of business. Although the outcomes of these other legal proceedings are inherently difficult to predict, management does not expect the resolution of these other legal proceedings to have a material adverse effect on its financial position, results of operations or cash flows.

(7) Commitments and Contingencies

In March 2009, the Company arranged the issuance of a standby letter of credit in the amount of $2.4 million, which was used to guarantee the potential liability related to the Business Objects attorneys' fees and costs claim. As a result of the settlement of the Business Objects litigation in December 2009 (Refer to Note 6), the standby letter of credit was cancelled in January 2010.

From time to time, the Company enters into certain types of contracts that require it to indemnify parties against third party claims. These contracts primarily relate to agreements under which the Company has agreed to indemnify customers and partners for claims arising from intellectual property infringement. The conditions of these obligations vary and generally a maximum obligation is explicitly stated. Because the conditions of these obligations vary and the maximum is not always explicitly stated, the overall maximum amount of the Company's indemnification obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and as such has not recorded an indemnification liability on its balance sheets as of December 31, 2010 or 2009. In July 2009, the Company received a letter from a customer asserting that the customer was entitled to indemnification from the Company in connection with patent infringement claims brought against the customer by a third party. The Company has not yet received information sufficient to allow the Company to determine whether the customer may be entitled to indemnification.

The Company leases office space and computer and other equipment under operating lease agreements. In addition to base rent, the Company is responsible for certain taxes, utilities and maintenance costs, and other fees, and several leases include options for renewal or purchase. In January 2010, the Company entered into a lease for approximately 142,000 square feet of office space at a location in Northern Virginia that began serving as its new corporate headquarters in October 2010. The lease grants an abatement of base rent until March 2011. In May 2010, the Company entered into an amendment to the lease pursuant to which it leased an additional 24,000 square feet of office space at the same location. This amendment provides for an abatement of base rent on the additional space until July 2011. The lease, as amended, includes tenant incentives and allowances which the Company may use for leasehold improvements. The term of the new lease expires in December 2020. At December 31, 2010, deferred rent of $22.1 million is included in other long-term liabilities and $0.2 million is included in current accrued expenses.

The following table summarizes future minimum payments under noncancellable operating leases and agreements with initial terms of greater than one year, net of total future minimum rentals to be received under noncancellable sublease agreements as of December 31, 2010 (in thousands), based on the currently expected due dates of the various installments:

Year	Amount
2011	$ 17,179
2012	17,779
2013	17,036
2014	15,848
2015	14,472
Thereafter	60,997
	$143,311

Total rental expenses for the years ended December 31, 2010, 2009 and 2008 were $29.5 million, $15.5 million, and $16.2 million, respectively.

The Company has contingent liabilities that, in management's judgment, are not probable of assertion. If such unasserted contingent liabilities were to be asserted, or become probable of assertion, the Company may be required to record significant expenses and liabilities in the period in which these liabilities are asserted or become probable of assertion.

(8) Income Taxes

U.S. and international components of income from operations before income taxes (in thousands) were comprised of the following for the periods indicated:

	Years Ended December 31,		
	2010	2009	2008
U.S.	$18,075	$49,362	$49,209
Foreign	36,885	36,438	21,562
Total	$54,960	$85,800	$70,771

The provision for income taxes from operations (in thousands) consisted of the following for the periods indicated:

	Years Ended December 31,		
	2010	2009	2008
Current:			
Federal	$ 3,092	$ 2,853	$ 1,636
State	458	2,737	967
Foreign	5,932	4,705	5,760
	$ 9,482	$10,295	$ 8,363
Deferred:			
Federal	$ 3,712	$13,352	$14,067
State	360	1,429	4,711
Foreign	(2,386)	217	1,862
	$ 1,686	$14,998	$20,640
Total provision	$11,168	$25,293	$29,003

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the Company's income from operations before income taxes as follows for the periods indicated:

	Years Ended December 31,		
	2010	2009	2008
Income tax expense at federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal tax effect	1.0%	3.2%	3.1%
Impact of international operations	-12.3%	-8.0%	-4.6%
Change in valuation allowance	-4.3%	-1.6%	1.4%
Deferred tax adjustments and rate changes	1.3%	-0.2%	2.6%
Other permanent differences and federal credits	-0.4%	1.1%	3.5%
Total	20.3%	29.5%	41.0%

The Company intends to indefinitely reinvest its undistributed earnings of certain foreign subsidiaries. Therefore, the annualized effective tax rate applied to the Company's pre-tax income does not include any provision for U.S. federal and state income taxes on the amount of the undistributed foreign earnings. The Company has not provided for U.S. federal income taxes or foreign withholding taxes on $140.4 million of undistributed earnings of its foreign subsidiaries at December 31, 2010, because such earnings are intended to be reinvested indefinitely. It is not practicable to determine the amount of applicable taxes that would be due if such earnings were distributed. U.S. federal tax laws, however, require the Company to include in its U.S. taxable income certain investment income earned outside of the U.S. in excess of certain limits ("Subpart F deemed dividends"). Because Subpart F deemed dividends are already required to be recognized in the Company's U.S. federal income tax return, the Company regularly repatriates to the U.S. Subpart F deemed dividends and no additional tax is incurred on the distribution. No previously taxed foreign income was repatriated in 2010 or 2009. Previously taxed foreign income of $1.0 million was repatriated in 2008.

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities (in thousands) were as follows, as of:

	December 31,	
	2010	2009
Deferred tax assets, net:		
Net operating loss carryforwards	$ 3,183	$ 3,784
Tax credits	3,089	4,078
Intangible assets	5,347	6,774
Deferred revenue adjustment	1,795	2,276
Allowances and other accruals	15,430	12,006
Property and equipment	—	1,913
Deferred rent	3,213	318
Other	1,889	1,837
	33,946	32,986
Valuation allowance	(2,710)	(4,910)
Deferred tax assets, net of valuation allowance	31,236	28,076
Deferred tax liabilities:		
Prepaid expenses and other	669	690
Property and equipment	7,201	—
Capitalized software development costs	3,479	5,236
Method changes	1,543	3,133
Total deferred tax liabilities	12,892	9,059
Total net deferred tax asset	$18,344	$19,017

The change in unrecognized tax benefits (in thousands) is presented in the table below:

Unrecognized tax benefits at January 1, 2010	$ 12,198
Increase related to positions taken in prior period	4,901
Reductions related to expiration of statute of limitations	(156)
Unrecognized tax benefits at December 31, 2010	$ 16,943

If recognized, $15.9 million of unrecognized tax benefits would impact the effective tax rate. Over the next 12 months, the amount of the net liability for unrecognized tax benefits shown above is expected to increase by $0.5 to $1.0 million, inclusive of applicable interest primarily related to tax complexities of international operations. The amount of interest expense related to the above unrecognized tax benefits was approximately $0.4 million in 2010.

The Company files tax returns in numerous foreign countries as well as the U.S. and its tax returns may be subject to audit by tax authorities in all countries in which it files. Each country has its own statute of limitations for making assessment of additional tax liabilities. Due to the Company's net operating loss carryforward position in the U.S. until 2009, its tax years from 2001 forward may be adjusted by the Internal Revenue Service even though the general three year statute of limitations has expired for certain years.

The Company's major foreign tax jurisdictions and the tax years that remain subject to examination are Germany and Spain for tax years 2005 forward, and the United Kingdom for tax years 2007 forward. The Company is currently under examination in Germany. A German audit for years 2000 through 2004 closed during 2009 with an audit assessment of approximately $0.6 million. A U.K. audit for year 2004 and a Dutch audit for years 2006 through 2007 closed during 2010 with immaterial audit assessments. To date there have been no other material audit assessments related to these audits in the U.S. or any of the applicable foreign jurisdictions.

The Company fully utilized its domestic net operating loss carryforwards in 2009. The Company had $7.9 million and $11.8 million of foreign net operating loss carryforwards as of December 31, 2010 and 2009, respectively. The Company had domestic research and development tax credit, foreign tax credit, and alternative minimum tax credit carryforward tax assets totaling $3.1 million and $4.1 million at December 31, 2010 and 2009, respectively, which begin to expire in 2015. The timing and ability of the Company to use these losses and credits may be limited by Internal Revenue Code provisions regarding changes in ownership of the Company as discussed below.

The Company's valuation allowances of $2.7 million and $4.9 million at December 31, 2010 and 2009, respectively, primarily related to certain foreign net operating loss carryforward tax assets.

In determining the Company's provision for income taxes, net deferred tax assets, liabilities and valuation allowances, management is required to make judgments and estimates related to projections of domestic and foreign profitability, the timing and extent of the utilization of net operating loss carryforwards, applicable tax rates, transfer pricing methodologies and prudent and feasible tax planning strategies. As a multinational company, the Company is required to calculate and provide for estimated income tax liabilities for each of the tax jurisdictions in which it operates. This process involves estimating current tax obligations and exposures in each jurisdiction as well as making judgments regarding the future recoverability of deferred tax assets. Changes in the estimated level of annual pre-tax income, changes in tax laws particularly related to the utilization of net operating losses in various jurisdictions, and changes resulting from tax audits can all affect the overall effective income tax rate which, in turn, impacts the overall level of income tax expense and net income.

Judgments and estimates related to the Company's projections and assumptions are inherently uncertain; therefore, actual results could differ materially from projections. The timing and manner in which the Company will utilize the net operating loss carryforwards, research and development tax credit carryforward tax assets, alternative minimum tax credit carryforward tax assets, and foreign tax credit carryforward tax assets in any year, or in total, may be limited by provisions of the Internal Revenue Code regarding changes in the Company's ownership. Currently, the Company expects to use the tax assets, subject to Internal Revenue Code limitations, within the carryforward period.

Pursuant to the provisions of §382 of the Internal Revenue Code, an "ownership change" involving 5% or greater shareholders occurred in May 2003. Section 382 provides an annual limitation on the amount of federal net operating losses and tax credits that may be used in the event of an ownership change. The limitation is based on, among other things, the value of the company as of the change date multiplied by a U.S. federal long-term tax exempt interest rate. The Company does not currently expect the limitations under the §382 ownership change rules to impact the Company's ability to use its net operating loss carryforwards or tax credits that existed as of the date of the ownership change.

(9) Share-Based Compensation

(a) Company Stock Option Plans

The Company has share-based compensation plans under which directors, officers, and other eligible employees have previously received stock options awards to purchase the Company's class A common stock. All stock options granted under the Company's stock option plans have terms of five to ten years and generally vest ratably over 5 years. The Company has not granted any new share-based awards to purchase the Company's class A common stock since the first quarter of 2004.

The Company estimates the fair value of each option grant using the Black-Scholes option-valuation model, and amortizes the related compensation expense over the requisite service period (generally the vesting period). The Company recognized no share-based compensation expense for the year ended December 31, 2010 from Company stock option plans as all options fully vested in prior years. Share-based compensation for the years ended December 31, 2009 and 2008 was not significant.

The windfall tax benefit realized from the exercise of stock options was $0.7 million, $0.9 million and $0.4 million during the years ended December 31, 2010, 2009 and 2008, respectively.

A summary of MicroStrategy's stock option plans (in thousands, except per share data) is presented in the table below:

	Options Outstanding					Options Exercisable		
		Price per Share						
	Shares	Range		Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
Balance, January 1, 2008	1,113	$ 4.70	3,130.00	$103.64	$61,879	942	$118.51	$49,320
Granted	—	—	—	—				
Exercised	(55)	5.00	61.15	38.59	$ 1,992			
Canceled	(31)	23.00	2,920.00	267.33				
Balance, December 31, 2008	1,027	$ 4.70	3,130.00	$103.63	$13,413	1,027	$103.63	$13,413
Granted	—	—	—	—				
Exercised	(60)	4.70	41.99	19.39	$ 3,280			
Canceled	(66)	11.91	1,769.40	342.97				
Balance, December 31, 2009	901	$ 4.70	3,130.00	$ 92.96	$52,750	901	$ 92.96	$52,750
Granted	—	—	—	—				
Exercised	(49)	4.70	41.99	23.25	$ 3,154			
Canceled	(179)	23.00	3,130.00	382.86				
Balance, December 31, 2010	673	$ 4.70	158.13	$ 22.42	$43,410	673	$ 22.42	$43,410

Range of Exercise Prices per Share	Options Outstanding and Exercisable at December 31, 2010		
	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share
$ 4.70 - 5.00	60	1.6	$ 4.70
5.01 - 10.00	—	0.0	—
10.01 - 20.00	1	1.7	14.35
20.01 - 35.00	597	2.0	20.99
35.01 - 60.00	—	2.5	38.00
60.01 - 125.00	2	0.2	101.25
125.01 - 158.13	13	0.1	158.13
	673	1.9	$ 22.42

(b) Angel.com Stock Incentive Plan

MicroStrategy Incorporated's wholly owned subsidiary, Angel.com Incorporated ("Angel.com"), has a stock incentive plan under which employees, officers, directors, consultants and advisors of (i) Angel.com, (ii) any present or future parent and subsidiary corporations of Angel.com, (iii) any present or future subsidiary corporation of any present or future parent corporation of Angel.com, and (iv) any other business venture in which Angel.com or any present or future parent corporation of Angel.com has a controlling interest, may be granted options, restricted stock awards and other awards with respect to, in the aggregate, up to 1,500,000 shares of the class A common stock of Angel.com. There were 0.3 million shares of class A common stock of Angel.com authorized and available for option grants as of December 31, 2010.

The Angel.com stock options vest based on the satisfaction of both a performance and a continued service condition and expire ten years after grant. Compensation cost is recognized over the requisite service period of the award based on the probability of the achievement of the performance condition, reduced by the number of awards that are not expected to vest due to not meeting the continued service condition. For the year ended December 31, 2010, no share-based compensation expense was recognized for these awards.

The Company estimates the grant date fair value of Angel.com stock options using the Black-Scholes option-valuation model. The assumptions used in estimating the fair value of stock options granted are as follows for the periods indicated:

	Years Ended December 31,	
	2010	2009
Expected term of options in years	4.67 - 5.00	3.78 - 5.00
Expected volatility	55.3% - 56.0%	62.8% - 63.9%
Risk-free interest rate	1.78% - 2.43%	1.51% - 3.04%
Expected dividend yield	0.0%	0.0%

The expected term was calculated using the "simplified" method because Angel.com's equity shares are not traded in a public market and Angel.com does not have historical exercise data. Volatility was estimated based on historical peer group industry data, and the risk-free interest rate was based on the U.S. treasury yield curve in effect at the time of grant for the expected term. The Company determined the exercise prices of all Angel.com stock options were at least equal to the fair market value of Angel.com's common stock on their respective dates of grant.

A summary of the options granted under Angel.com's stock option plan (in thousands, except per share data) is presented in the table below:

	Options Outstanding					Options Exercisable		
		Price per Share						
	Shares	Range		Weighted Average Exercise Price	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
Balance, December 31, 2008	—	$ —	—	$ —	$—	—	$—	$—
Granted	905	1.80	1.80	1.80				
Exercised	—	—	—	—	$—			
Canceled	(52)	1.80	1.80	1.80				
Balance, December 31, 2009	853	$1.80	1.80	$1.80	$—	—	$—	$—
Granted	475	1.81	1.81	1.81				
Exercised	—	—	—	—	$—			
Canceled	(126)	1.80	1.81	1.81				
Balance, December 31, 2010	1,202	$1.80	1.81	$1.80	$—	—	$—	$—

As of December 31, 2010, the outstanding stock options to purchase class A common stock of Angel.com had a weighted average remaining contractual life of 8.9 years and a weighted average exercise price of $1.80. Upon satisfaction of both the performance and continued service conditions, up to $1.0 million of share-based compensation expense would be recorded. As of December 31, 2010 and 2009, the shares of class A common stock of Angel.com subject to outstanding stock options represented 8.6% and 6.3% of the outstanding equity of Angel.com on a fully diluted basis, respectively.

(10) Comprehensive Income

Comprehensive income includes foreign currency translation adjustments and unrealized gains and losses on short-term investments, net of related tax effects, that have been excluded from net income and reflected in stockholders' equity as accumulated other comprehensive income.

The Company's comprehensive income (in thousands) consisted of the following for the periods indicated:

	Years Ended December 31,		
	2010	2009	2008
Net income	$ 43,792	$ 74,837	$ 41,833
Foreign currency translation adjustment	(2,064)	(882)	(1,453)
Unrealized gain (loss) on short-term investments, net of applicable taxes	5	15	(5)
Comprehensive income	$ 41,733	$ 73,970	$ 40,375

(11) Basic and Diluted Earnings per Share

Potential common shares are included in the diluted earnings per share calculation when dilutive. Potential common shares, consisting of common stock issuable upon exercise of outstanding employee stock options, are calculated using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data) for the periods indicated:

	Years Ended December 31,		
	2010	2009	2008
Numerator:			
Income from:			
Continuing operations, net of tax	$43,792	$60,507	$41,768
Discontinued operations, net of tax	—	14,330	65
Net income	$43,792	$74,837	$41,833
Denominator:			
Weighted average common shares of class A common stock	8,684	9,212	9,116
Weighted average common shares of class B common stock	2,694	2,694	2,770
Total weighted average common stock shares outstanding	11,378	11,906	11,886
Effect of dilutive securities:			
Employee stock options	401	378	417
Adjusted weighted average shares	11,779	12,284	12,303
Earnings per share:			
Basic earnings per share			
From continuing operations	$ 3.85	$ 5.08	$ 3.51
From discontinued operations	—	1.20	0.01
Basic earnings per share	$ 3.85	$ 6.28	$ 3.52
Diluted earnings per share:			
From continuing operations	$ 3.72	$ 4.92	$ 3.39
From discontinued operations	—	1.17	0.01
Diluted earnings per share	$ 3.72	$ 6.09	$ 3.40

Stock options to purchase 15,000, 191,000, and 256,000 shares of common stock were excluded from the diluted earnings per share computation for the years ended December 31, 2010, 2009 and 2008, respectively, because the effect of their inclusion would have been anti-dilutive.

(12) Treasury Stock

On July 28, 2005, the Company announced that its Board of Directors had authorized the Company's repurchase of up to an aggregate of $300.0 million of its class A common stock from time to time on the open market (the "2005 Share Repurchase Program"). On April 29, 2008, the Company's Board of Directors amended the 2005 Share Repurchase Program to increase the amount of class A common stock that the Company is authorized to repurchase from $300.0 million to $800.0 million in the aggregate. The term of the 2005 Share Repurchase Program was also extended to April 29, 2013, although the program may be suspended or discontinued by the Company at any time. The timing and amount of any shares repurchased will be determined by the Company's management based on its evaluation of market conditions and other factors. The 2005 Share Repurchase Program may be funded using the Company's working capital, as well as proceeds from any credit facilities and other borrowing arrangements which the Company may enter into in the future. During 2010, the Company repurchased an aggregate of 1,357,474 shares of its class A common stock at an average price per share of $80.29 and an aggregate cost of $109.0 million pursuant to the 2005 Share Repurchase Program. As of December 31, 2010, the Company had repurchased an aggregate of 3,826,947 shares of class A common stock at an average price per share of $90.23 and an aggregate cost of $345.3 million pursuant to the 2005 Share Repurchase Program.

Additionally, as of December 31, 2010, the Company had repurchased an aggregate of 2,577,752 shares of class A common stock at an average price per share of $50.39 and an aggregate cost of $129.9 million under a previous share repurchase program which was completed in the second quarter of 2005.

During 2009, the Company did not repurchase any shares of class A common stock pursuant to the 2005 Share Repurchase Program. During 2008, under the 2005 Share Repurchase Program, the Company repurchased an aggregate of 118,408 shares of class A common stock at an average price per share of $70.83 and an aggregate cost of $8.4 million.

All of the average price per share and aggregate cost amounts disclosed above include broker commissions.

(13) Employee Benefit Plan

The Company sponsors a benefit plan to provide retirement benefits for its employees, known as the MicroStrategy 401(k) Savings Plan (the "Plan"). Participants may make voluntary contributions to the Plan of up to 20% of their annual base pre-tax compensation, cash bonuses and commissions not to exceed the federally determined maximum allowable contribution amounts. The Plan permits for discretionary company contributions. Effective April 1, 2008, the Company elected to make a matching contribution to each plan participant in the amount of 50% of the first 6% of a participant's contributions, up to a maximum of $3,000 per year. A participant vests in the matching contributions in increments based on the participant's years of employment by the Company, becoming fully vested after completing six years of employment. The Company made contributions to the Plan totaling $2.1 million, $1.9 million and $1.3 million during the years ended December 31, 2010, 2009 and 2008, respectively.

(14) Discontinued Operations

In March 2008, in connection with its consideration of strategic alternatives relating to its non-core Alarm.com business, the Company committed to a plan to sell this business. The Company made the decision to sell Alarm.com in order to focus its resources on its core competency of business intelligence software and services.

On February 13, 2009, the Company completed the sale of its equity interest in Alarm.com for consideration to the Company of $24.5 million in cash net of post-closing purchase price adjustments and transaction costs totaling $3.3 million in the aggregate. The sale resulted in a gain of $14.4 million, net of tax.

The following table summarizes the revenues, pre-tax gain on sale and pre-tax (loss) income (in thousands) generated by the Alarm.com business for the periods indicated:

	Years Ended December 31,		
	2010	2009	2008
Revenues	$ —	$ 2,217	$20,676
Pre-tax gain on sale	$ —	$25,628	$ —
Pre-tax (loss) income	$ —	$ (161)	$ 599

(15) Segment Information

The Company manages its business in two operating segments – core business intelligence software and services, and other, which includes the Company's Angel.com business, which provides interactive voice response and call center solutions. The following table presents total revenues and long-lived assets, excluding long-term deferred tax assets, (in thousands) according to geographic region:

	Core Business Intelligence Software and Services				
Geographic regions:	**Domestic**	**EMEA**	**Other Regions**	**Other Domestic**	**Consolidated**
Year ended December 31, 2010					
Total revenues	$255,547	$133,334	$47,207	$18,489	$454,577
Long-lived assets	71,684	3,801	2,576	1,618	79,679
Year ended December 31, 2009					
Total revenues	$212,604	$117,924	$33,284	$13,976	$377,788
Long-lived assets	65,594	2,835	1,988	1,203	71,620
Year ended December 31, 2008					
Total revenues	$204,016	$113,861	$31,707	$10,809	$360,393
Long-lived assets	54,113	3,498	2,181	813	60,605

The domestic region consists of the United States and Canada. The EMEA region includes operations in Europe, the Middle East and Africa. The other regions include all other foreign countries, generally comprising Latin America and the Asia Pacific region. For the years ended December 31, 2010, 2009 and 2008, no individual foreign country accounted for 10% or more of consolidated total revenues.

For the years ended December 31, 2010, 2009 and 2008, no individual customer accounted for 10% or more of consolidated total revenues.

For the years ended December 31, 2010 and 2009, no more than 10% of the Company's consolidated assets were concentrated in any individual foreign country. For the year ended December 31, 2008, total assets in Germany exceeded 10% of consolidated assets.

(16) Selected Quarterly Financial Data (Unaudited)

The following tables contain unaudited Statement of Operations information for each quarter of 2010 and 2009. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year
	(in thousands, except per share data)				
2010					
Revenues	$93,390	$107,537	$114,530	$139,120	$454,577
Gross profit	71,766	83,188	87,290	106,242	348,486
Net income from continuing operations	6,901	11,618	7,351	17,922	43,792
Income from discontinued operations, net of tax	—	—	—	—	—
Net income	6,901	11,618	7,351	17,922	43,792
Basic earnings per share:					
From continuing operations	0.58	1.00	0.66	1.66	3.85
From discontinued operations	—	—	—	—	—
Basic earnings per share	0.58	1.00	0.66	1.66	3.85
Weighted average shares outstanding used in computing basic earnings per share	11,890	11,629	11,206	10,802	11,378
Diluted earnings per share:					
From continuing operations	0.56	0.97	0.63	1.60	3.72
From discontinued operations	—	—	—	—	—
Diluted earnings per share	0.56	0.97	0.63	1.60	3.72
Weighted average shares outstanding used in computing diluted earnings per share	12,303	12,029	11,603	11,196	11,779

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year
	(in thousands, except per share data)				
2009					
Revenues	$80,240	$ 87,759	$104,017	$105,772	$377,788
Gross profit	65,579	71,822	87,478	86,306	311,185
Net income from continuing operations	8,659	9,953	21,354	20,541	60,507
Income from discontinued operations, net of tax	14,316	14	—	—	14,330
Net income	22,975	9,967	21,354	20,541	74,837
Basic earnings per share:					
From continuing operations	0.73	0.84	1.79	1.72	5.08
From discontinued operations	1.20	—	—	—	1.20
Basic earnings per share	1.93	0.84	1.79	1.72	6.28
Weighted average shares outstanding used in computing basic earnings per share	11,890	11,895	11,909	11,929	11,906
Diluted earnings per share:					
From continuing operations	0.71	0.81	1.73	1.66	4.92
From discontinued operations	1.17	—	—	—	1.17
Diluted earnings per share	1.88	0.81	1.73	1.66	6.09
Weighted average shares outstanding used in computing diluted earnings per share	12,219	12,256	12,311	12,350	12,284

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROSTRATEGY INCORPORATED
(Registrant)

By: /s/ MICHAEL J. SAYLOR

Name: **Michael J. Saylor**
Title: **Chairman of the Board of Directors, President and Chief Executive Officer**

Date: February 18, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ MICHAEL J. SAYLOR **Michael J. Saylor**	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	February 18, 2011
/s/ DOUGLAS K. THEDE **Douglas K. Thede**	Executive Vice President, Finance & Chief Financial Officer (Principal Financial and Accounting Officer)	February 18, 2011
/s/ SANJU K. BANSAL **Sanju K. Bansal**	Vice Chairman of the Board of Directors, Executive Vice President and Chief Operating Officer	February 18, 2011
/s/ MATTHEW W. CALKINS **Matthew W. Calkins**	Director	February 18, 2011
/s/ ROBERT H. EPSTEIN **Robert H. Epstein**	Director	February 18, 2011
/s/ DAVID W. LARUE **David W. Larue**	Director	February 18, 2011
/s/ JARROD M. PATTEN **Jarrod M. Patten**	Director	February 18, 2011
/s/ CARL J. RICKERTSEN **Carl J. Rickertsen**	Director	February 18, 2011
/s/ THOMAS P. SPAHR **Thomas P. Spahr**	Director	February 18, 2011

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2010, 2009, and 2008
(in thousands)

	Balance at the beginning of the period	Additions (1)	Deductions	Balance at the end of the period
Allowance for doubtful accounts:				
December 31, 2010	3,554	3,436	(2,170)	4,820
December 31, 2009	2,998	1,863	(1,307)	3,554
December 31, 2008	1,779	2,029	(810)	2,998
Deferred tax valuation allowance:				
December 31, 2010	4,910	—	(2,200)	2,710
December 31, 2009	5,670	361	(1,121)	4,910
December 31, 2008	6,679	942	(1,951)	5,670

(1) Reductions in/charges to revenues and expenses.

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Second Restated Certificate of Incorporation of the registrant (filed as Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 (File No. 000-24435) and incorporated by reference herein).
3.2	Amended and Restated By-Laws of the registrant (filed as Exhibit 3.2 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (File No. 000-24435) and incorporated by reference herein).
4.1	Form of Certificate of Class A Common Stock of the registrant (filed as Exhibit 4.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 (File No. 000-24435) and incorporated by reference herein).
10.1	Amended and Restated 1996 Stock Plan of the registrant (filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 (File No. 000-24435) and incorporated by reference herein).*
10.2	Amended and Restated 1997 Stock Option Plan for French Employees of the registrant (filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 (File No. 000-24435) and incorporated by reference herein).
10.3	1997 Director Option Plan of the registrant, as amended by Amendment No. 1 thereto (filed as Exhibit 10.3 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 000-24435) and incorporated by reference herein).*
10.4	Amendment No. 2 to the registrant's 1997 Director Option Plan (filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 (File No. 000-24435) and incorporated by reference herein).*
10.5	Form of Second Amended and Restated 1999 Stock Option Plan of the registrant (filed as Exhibit 10.7 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-24435) and incorporated by reference herein).*
10.6	Form of Stock Option Agreement entered into by non-employee directors under the registrant's Second Amended and Restated 1999 Stock Option Plan (filed as Exhibit 10.3 to the registrant's Current Report on Form 8-K (File No. 000-24435) filed on November 9, 2004 and incorporated by reference herein).*
10.7	Form of Stock Option Agreement entered into by executive officers under the registrant's Second Amended and Restated 1999 Stock Option Plan (filed as Exhibit 10.4 to the registrant's Current Report on Form 8-K (File No. 000-24435) filed on November 9, 2004 and incorporated by reference herein).*
10.8	Stock Option Agreement, dated July 26, 2002, between Jonathan F. Klein and the registrant, providing for the grant of an incentive stock option (filed as Exhibit 10.10 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-24435) and incorporated by reference herein).*
10.9	Stock Option Agreement, dated July 26, 2002, between Jonathan F. Klein and the registrant, providing for the grant of a nonstatutory stock option (filed as Exhibit 10.11 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-24435) and incorporated by reference herein).*
10.10	Stock Option Agreement, dated July 26, 2002, between Jeffrey A. Bedell and the registrant, providing for the grant of an incentive stock option (filed as Exhibit 10.12 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-24435) and incorporated by reference herein).*
10.11	Stock Option Agreement, dated July 26, 2002, between Jeffrey A. Bedell and the registrant, providing for the grant of a nonstatutory stock option (filed as Exhibit 10.13 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-24435) and incorporated by reference herein).*
10.12	Summary of Compensation Arrangements for Named Executive Officers.*
10.13	Summary of Compensation Arrangements for Non-Employee Directors.*

Exhibit Number	Description
10.14	Sublease Agreement, dated as of January 31, 2011, by and between the Company and Aeromar Management Company, LLC. *
10.15	Material Terms for Payment of Certain Executive Incentive Compensation.*
10.16	Summary of Designated Company Vehicles Policy (filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q (File No. 000-24435) filed on August 3, 2007 and incorporated by reference herein).*
10.17	Performance Incentive Plan (filed as Exhibit 99.1 to the registrant's Current Report on Form 8-K (File No. 000-24435) filed on April 5, 2010 and incorporated by reference herein).*
10.18	Angel.com Incorporated Amended and Restated 2009 Stock Incentive Plan (filed as Exhibit 99.1 to the registrant's Current Report on Form 8-K (File No. 000-24435) filed on September 9, 2009 and incorporated by reference herein).*
10.19	Form of Stock Option Agreement (Form A) under the Angel.com Incorporated Amended and Restated 2009 Stock Incentive Plan (filed as Exhibit 99.2 to the registrant's Current Report on Form 8-K (File No. 000-24435) filed on September 9, 2009 and incorporated by reference herein).*
10.20	Form of Stock Option Agreement (Form B) under the Angel.com Incorporated Amended and Restated 2009 Stock Incentive Plan (filed as Exhibit 99.3 to the registrant's Current Report on Form 8-K (File No. 000-24435) filed on September 9, 2009 and incorporated by reference herein).*
21.1	Subsidiaries of the registrant.
23.1	Consent of Grant Thornton LLP.
31.1	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Chairman of the Board of Directors, President, and Chief Executive Officer.
31.2	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Executive Vice President, Finance & Chief Financial Officer.
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contracts and compensatory plans or arrangements.

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